SHAREHOLDER INFORMATION

2011 FORM 10-K


ASI

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission File Number: 1-14795

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Bermuda (State of incorporation or organization)	**30-0666089** (I.R.S. Employer Identification No.)
31 Queen Street **2nd Floor** **Hamilton, Bermuda** (Address of principal executive offices)	**HM 11** (Zip Code)

Registrant's telephone number: **(441) 296-8560**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange, Inc.**

Securities to be registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of registrant's voting common stock held by non-affiliates based upon the closing sales price as reported by the New York Stock Exchange as of June 30, 2011, was $179,737,691.

The number of shares of registrant's common stock outstanding on March 1, 2012, was 10,207,904.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from Registrant's Proxy Statement for the 2012 Annual General Meeting of the Shareholders (the "2012 Proxy Statement").

[The Remainder of the Page Intentionally Left Blank]

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

Table of Contents

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

In this Report, the terms "we," "our," "us," "Company" and "American Safety Insurance" refer to American Safety Insurance Holdings, Ltd. and, unless the context requires otherwise, includes our subsidiaries and non-subsidiary affiliates.

We maintain a web site at *www.amsafety.bm* that contains additional information regarding the Company. Under the caption "Investor Relations - SEC Filings" on our website, we provide access, free of charge, to our filings with the Securities and Exchange Commission ("SEC"), including Forms 3, 4 and 5 filed by our officers and directors, as soon as reasonably practical after electronically filing such material with the SEC.

Cautionary Statement Regarding Forward-looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the United States securities laws. In some cases, these statements can be identified by the use of forward-looking words such as "may," "should," "could," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential" and "intend." Forward-looking statements contained in this report include information regarding our expectations with respect to pricing and other market conditions, our growth prospects, the amount of our acquisition costs, the amount of our net losses and loss reserves, the projected amount of our capital expenditures, managing interest rate risks, valuations of potential interest rate shifts and measurements of potential losses in fair market values of our investment portfolio. Forward-looking statements only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Actual events or results may differ materially from our expectations. Important factors that could cause actual events or results to be materially different from our expectations include:

- actual claims exceeding our loss reserves;
- the failure of any of the loss limitation methods we employ;
- the effects of emerging claims and coverage issues;
- inability to collect reinsurance recoverables;
- the loss of one or more key executives;
- downgrade in our financial strength rating;
- loss of business provided to us by our major brokers;
- changes in governmental regulations or tax laws;
- increased competition;
- general economic conditions;
- changes in the political environment of certain countries in which we operate or underwrite business; and
- the other matters set forth under Item 1A, "Risk Factors" included in this report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Business Overview

We are a Bermuda-based specialty insurance and reinsurance underwriter with U.S. insurance and international reinsurance operations offering solutions for specialty risks. Through our domestic operating subsidiaries and affiliates, we market and underwrite a variety of specialty insurance products to small and medium-sized businesses in the United States. Through our Bermuda operating subsidiaries, we offer reinsurance products primarily to U.S. and international insurance companies. We compete in three specialty divisions: excess and surplus lines ("E&S") and alternative risk transfer ("ART") in the U.S. and assumed reinsurance in Bermuda. We believe that our market and specialty product focus has allowed us to develop underwriting expertise in the markets that we serve. We utilize a solution oriented approach to underwriting while focusing on underwriting profitability. We believe that our underwriting expertise, flexible platform and customer orientation set us apart from our competitors. Our goal is to offer a broad base of specialty insurance and reinsurance products for which we can build scale and consistently produce underwriting profits.

Specialty Insurance

In the standard insurance markets, rates and policy forms are regulated and products and coverages are for the most part uniform. Exposures tend to be more predictable than in the specialty markets and, due to the consistency of products offered in the market, insurers largely compete on the basis of price. In contrast, the specialty insurance markets generally deal with harder to place risks. These specialty risks, due to the nature of the particular risk or activities of the insured, often do not lend themselves to the strict, uniform underwriting criteria of standard insurers and require unique underwriting solutions.

Compared to the standard markets, competition in the specialty markets focuses more on expertise, flexibility and customer service, although standard markets expand or contract into and out of this business depending on market conditions. Because the specialty markets generally involve higher perceived insurance risks than those characteristic in the standard markets, we utilize our underwriting expertise in an attempt to manage these risks appropriately. The Company considers underwriting profitability to be more important than market share. Our customers' insurance needs are often highly specialized and our underwriting expertise and flexibility allow for custom tailored terms and product solutions to meet their unique needs.

Markets

Excess and Surplus Lines

The E&S markets focus on hard to place risks and exposures that are not typically underwritten by the standard admitted markets. For our E&S lines of business, we are able to offer more flexible policy forms at unregulated premium rates, allowing us to underwrite business not served by the standard markets. Our E&S business also includes certain products offered by the admitted market. Carriers writing in the admitted market underwrite complex risks similar to those written by E&S carriers but are licensed by the insurance regulators of the states in which they do business as admitted carriers and are subject to rate and form regulation. We currently write portions of our environmental, a portion of our professional liability products and all of our surety business on an admitted basis.

Our subsidiary, American Safety Indemnity Company ("American Safety Indemnity") and affiliate American Safety Risk Retention Group, Inc. ("American Safety RRG") provide coverages in the E&S markets. Our subsidiary, American Safety Casualty Insurance Company ("American Safety Casualty"), provides coverage in the admitted portion of the E&S market. In 2011, gross written premiums totaled $155.5 million in our E&S division.

Alternative Risk Transfer

The Alternative Risk Transfer, or ART, market provides insurance, reinsurance and risk management products for insureds who want more control over the claims administration process, who want to reduce the cost of insurance or who are unable to find adequate insurance coverage. The ART market includes captive insurance companies and risk retention groups. Captive insurance companies are risk sharing vehicles, formed by one interest or a group of related interests to provide insurance coverage for their business operations. Risk retention groups are insurers owned by their policy holders that are licensed only in the state of their formation; however, through the Federal Liability Risk Retention Act, these groups may be able to write insurance in all states. These alternative risk transfer arrangements blend risk transfer and risk retention mechanisms and, along with self-insurance, form the ART market.

The ART market has traditionally been correlated to the standard market's underwriting cycle, expanding in hard market periods and retracting in soft market periods. We believe that this correlation has become less important as ART solutions have become more accessible, evidenced by an increase in the number of captive formations in both domestic and offshore domiciles, such as Vermont and Bermuda. This continued growth has contributed to the competitive environment in the ART market. Despite the current soft market, customers in certain industries continue to find that ART markets provide adequate, affordable coverages meeting their particular needs.

Our participation in the ART market takes two forms: as a fully funded carrier and by underwriting in specialty programs. We serve as a fully funded carrier for risks that wish to essentially self-insure for which we receive fee income. We also underwrite specialty program business in which we outsource the underwriting and policy administration to program managers with established underwriting expertise in the particular homogenous risk covered by the program. We receive both premium and fee income from our specialty program business. In 2011, gross written premiums totaled $83.8 million in our ART division and recognized $3.2 million in fee income.

Assumed Reinsurance

Reinsurance is an agreement in which the reinsurer agrees to indemnify an insurance or reinsurance company, known as the ceding company, against a portion of the insurance risks underwritten by the ceding company under one or more reinsurance contracts. Reinsurance reduces the ceding company's net liability on individual risks or classes of risks, provides catastrophe protection from large or multiple losses, and can provide the ceding company with additional underwriting capacity. Reinsurance serves only to indemnify a ceding company for losses payable by the ceding company to its policyholders and, therefore does not discharge the ceding company from its liability to its policyholders.

During soft insurance markets, ceding companies tend to retain more of their risk, resulting in less premium ceded to reinsurers and, in response, reinsurers generally reduce rates to attract ceding companies. Although there has been increased competition and pricing pressure, we have been able to identify opportunities in attractively priced areas primarily with specialty insurers, captives, risk retention groups and program managers with a particular focus on general liability, professional liability and medical malpractice classes of business. We also participate in one property catastrophe retrocessional reinsurance treaty. In 2011, gross written premiums totaled $59.2 million in our assumed reinsurance division.

Excess and Surplus Lines: We provide the following excess and surplus lines products:

Environmental: General liability for various types of environmental risks including smaller market and middle market environmental contractors and consultants and environmental impairment liability. We do not provide coverage for manufacturers or installers of products containing asbestos, but instead may insure the contractors that remediate asbestos.

The environmental risks we underwrite are as follows:

- *Environmental Contractor and Consultant Risks:* general contractor pollution and/or professional liability coverage for environmental contractors and consultants, targeting two distinct markets:
  - Small market focused on environmental contractors and consultants with annual revenues below $3.0 million.
  - Middle market focused on environmental contractors and consultants with annual revenues above $3.0 million.

- *Environmental Impairment Liability:* coverage for fixed site pollution liability businesses such as manufacturers, real estate, storage tank facilities and waste facilities.

General Liability: primary general liability coverage for various types of residential and commercial risks.

The risks we underwrite include:

- *Residential Construction*: residential contractors, including primarily artisan contractors, subcontractors and general contractors;
- *Commercial Construction:* commercial contractors, including artisan contractors, subcontractors and general contractors;
- *Products Liability:* products liability coverage to small and middle market manufacturers and distributors of medium hazard products, excluding certain high severity classes of risks such as invasive medical products, pharmaceuticals and nutraceuticals; and
- *Other:* other coverages, including general liability for building owners and equipment dealers.

Excess Liability: Excess and umbrella liability coverage primarily in the construction and products liability areas, both over other carriers' and our own primary policies.

Property: Property and packaged property and liability focused on fire exposed premises for risks such as apartment buildings, condominiums, office buildings and hotels/motels. A portion of our property risks provide wind cover but typically are not on coastlines but rather further inland.

Surety: Contract performance and payment bonds to environmental contractors and construction contractors in 49 states and the District of Columbia. We also underwrite commercial surety bonds.

Healthcare: General and professional liability for the long-term care industry including nursing homes and assisted living facilities.

Professional Liability: Coverage for primary and following-form excess directors and officers liability for public, private and non-profit entities; stand - alone employment practices liability insurance (EPLI); and fiduciary liability. Primary and excess coverage for miscellaneous professional liability risks such as lawyers and insurance agents.

Alternative Risk Transfer: We provide the following alternative risk transfer products:

Specialty Programs. Working through third-party program managers, we target homogenous groups of specialty risks where the principal insurance coverages include either liability (general, professional or pollution liability) or property risks. Our specialty programs consist primarily of property and liability coverages for construction contractors, pest control operators, auto dealers, real estate brokers, restaurant and tavern owners and bail bondsmen. There were a total of 15 active programs at December 31, 2011.

Fully Funded. Fully funded policies allow us to meet the needs of insureds that, due to the nature of their businesses, pay high insurance premiums or are unable to find adequate insurance coverage. Typically, our insureds are required to maintain insurance coverage to operate their business and the fully funded product allows these insureds to provide evidence of insurance, yet at the same time maintain more control over insurance costs and claims handling. The fully funded product allows these businesses to self insure their insurance risks while providing evidence of insurance through a self-insurance vehicle, such as our affiliated segregated account captive, American Safety Assurance, or our sponsored captive, American Safety Assurance (VT), or through another captive vehicle established by the insured. We generally do not assume underwriting risk on these policies, but instead earn a fee for providing the insurance. Policy limits are set based on the requirements of the insured, and the insured collateralizes up to the entire aggregate limit or estimated losses through cash, trust accounts or irrevocable letters of credit, or a combination thereof.

The aggregate policy limit caps the total damages payable under the policy, including defense costs. We write fully funded general and professional liability policies for businesses operating primarily in the healthcare and construction industries.

Assumed Reinsurance.

Our subsidiary, American Safety Reinsurance, Ltd., focuses on treaty reinsurance for captives, Risk Retention Groups and specialty insurance companies. Lines of business written include medical malpractice, general liability across multiple sectors, commercial automobile liability, professional liability, workers compensation and one property catastrophe treaty that provides a finite limit over the exposure period. Business is sourced from a combination of London, U.S. and Bermuda based reinsurance brokers. The portfolio is a spread of smaller treaties across multiple lines of business written on both an excess of loss and quota share basis.

Runoff Lines.

When we exit a business line, we no longer renew or write any new policies in that business line, although we do continue to service existing policies until they expire and administer any claims associated with those policies. The business lines we have exited since 2002 are:

- *Workers' Compensation.* In 1994, we began writing workers' compensation insurance for environmental contractors. During 2003, we placed this business line into runoff due to unfavorable loss experience as well as the cost associated with servicing this line of business. The claims associated with this line of business are being administered by a third-party. At December 31, 2011, we were carrying net loss reserves of $4.9 million related to this business line.

- *Excess Liability Insurance for Municipalities.* We began writing excess liability insurance for municipalities in 2000. During 2003, we placed this business line into runoff due to a lack of premium production and difficulty in obtaining affordable reinsurance coverage. At December 31, 2011, we were carrying net loss reserves of $4.8 million related to this business line.

Competition

We compete with a number of domestic and international insurance and reinsurance companies, Lloyd's syndicates, alternative risk transfer mechanisms, risk retention groups, insurance purchasing groups and captive insurers. Our markets are highly competitive with respect to a number of factors, including overall financial strength, pricing, breadth of coverage, product flexibility, ratings of companies by independent rating agencies, quality of service, reputation and commission rates. We believe competition in the sectors of the market we target is fragmented and not dominated by one or more competitors. We frequently encounter competition from other companies that insure or reinsure risks in business lines that encompass the specialty markets in which we operate, as well as from standard insurance carriers as they try to gain market share. The companies with which we compete vary by the industries we target and the types of coverage we offer. Our E&S business competes with companies such as RLI Corp., Navigators Group, Meadowbrook Insurance Group, W.R. Berkley Corporation and Markel Corporation. In our ART business, we compete against companies such as Houston International Insurance Group, RLI Corp. and Philadelphia Insurance Company. Our reinsurance competitors range from Bermuda reinsurers such as Alterra Corporation to smaller reinsurers such as Wind River Reinsurance Company (a subsidiary of Global Indemnity PLC) as well as Lloyds of London.

There are no significant barriers to entry in the areas of the property and casualty industry in which we compete. The degree of competition at any given time is governed by a variety of factors, including market conditions and capital capacity. We believe that the industry is currently in a soft market period, characterized by broader coverage terms, lower premiums and excess capital. As a result, we are in a period of intensifying competition as companies attempt to utilize their capital by aggressively seeking market share, often writing policies at reduced pricing levels. In addition, standard insurers may aggressively write specialty coverages that they would not write in more favorable markets and carriers that normally are focused on larger risks may begin to market to the medium and small risks which are the focus of our business.

We are focused on market segments in which we believe we have significant underwriting expertise, seeking to earn consistent margins. Underwriting profit is a key component of our overall strategy and, in the current market conditions, underwriting expertise is critical. We believe that our underwriting expertise, our "A" (Excellent) rating from A.M. Best, the flexibility offered by our corporate structure, our focus on small to medium-sized risks in underserved markets and our producer relationships offer us competitive advantages in the E&S, ART and Assumed Reinsurance lines of business.

Additionally, we differentiate ourselves from our program competitors primarily in two ways. First, we typically require the program managers to share in the risk and profits of the business they produce by assuming a portion of the premiums and the losses on the coverage being offered, which are secured with collateral. Our Bermuda segregated account captive, American Safety Assurance, or our Vermont sponsored captive, American Safety Assurance (VT), can be utilized to facilitate the risk sharing position of the program manager by providing a vehicle for the program manager to collateralize its portion of the risk. The requirement to share a portion of the risk encourages the program manager to focus on underwriting profitability rather than solely on the production of commission income through premium volume. Second, we choose to focus on smaller programs where there are fewer competitors, thereby allowing us to obtain terms and conditions more favorable to us. We earn fee income in addition to assuming underwriting risk on the specialty program business that we write.

Rating

On February 21, 2012, A.M. Best, the most widely recognized insurance and reinsurance company rating agency, affirmed its rating of "A" (Excellent) with a stable outlook on a group basis of our Bermuda reinsurance subsidiary, our two U.S. insurance subsidiaries, and our U.S. non-subsidiary risk retention group affiliate. An "A" (Excellent) rating is the third highest of sixteen ratings assigned by A.M. Best and is granted to companies that have, in the opinion of A.M. Best, an excellent ability to meet their ongoing obligations to policyholders.

Some policyholders are required to obtain insurance coverage from insurance companies that have an "A-" (Excellent) or higher rating from A.M. Best. Additionally, many producers are prohibited from placing insurance or reinsurance with companies that are rated below "A-" (Excellent) by A.M. Best. A.M. Best's ratings represent an independent opinion of a company's ability to meet its obligations to policyholders and are of concern primarily to policyholders and producers. Its rating and outlook should not be considered an investment recommendation.

We have also been assigned a financial size category of Class IX by A.M. Best. A financial size category of Class IX is assigned by A.M. Best to companies with adjusted policyholder surplus of $250 million to $500 million.

Distribution

The Company has over 500 licensed brokers and conducts business in 49 states on an admitted and surplus lines basis. In the United States, ASI is dedicated to the wholesale distribution channel with the exception of Surety & ART Specialty Programs. Surety distributes its products through specialty agents and brokers and ART Specialty Programs distributes its products through a limited number of Program Administrators, reinsurance intermediaries or specialized brokers. Finally, our fully funded products are marketed through a limited number of retail brokers, particularly those with a sophisticated understanding of the ART market. Also, there are a limited number of products where solicitation is performed by dedicated business development professionals employed by ASI Services, Inc. The Company's Bermuda assumed reinsurance subsidiary distributes our products through established reinsurance brokers in Bermuda, the United States and the United Kingdom (Lloyds of London). As of December 31, 2011, the Company has no individual producers that generate greater than 10% of gross written premiums.

Technology

We utilize information processing systems that are an integral part of our operations. We seek to improve the efficiency of our operations by integrating data throughout the organization and by moving data entry functions closer to the source of the information by providing the producers of our environmental line access to our systems via the Internet. We also have integrated software packages that address underwriting, claims and forms processing functions and are a secure collection of primary data. Our information technology department consists of twenty-five full-time employees and is supported by third-party vendors who provide support for our existing technology platform. We currently are engaged in a technology upgrade of our underwriting systems with the goal of consolidating submission clearing, rating, quoting, binding and policy delivery for our E&S producers. This upgrade has been completed for the Casualty Risk, Excess, and Healthcare lines and has already allowed us to reduce product development time, consolidate underwriting systems, and improve processing time. Ultimately, we believe the investment in a new underwriting system will provide:

- reduced product development time;
- improved processing time for rating, quoting and binding;
- the ability to leverage the infrastructure to process more business;

- flexibility to modify existing products more efficiently;
- expedite new products to the market; and
- improved data for business intelligence and analytics.

Underwriting

Excess and Surplus Lines

Our underwriting staff handles the insurance underwriting functions for all excess and surplus lines products, with specific underwriting authority related to the experience and knowledge level. Risks that are perceived to be more difficult and complex are underwritten by experienced staff and reviewed by management. The principal factors we use for underwriting these risks include the experience of the insured, its operating history, its loss history and, in some cases, its demonstrated commitment to effective loss control and risk management practices.

Most of our product line managers have approximately ten to fifteen years of underwriting experience and in excess of ten years of underwriting experience in the specialty areas we target. We differentiate ourselves from other companies by individually underwriting and pricing each risk, as opposed to the general classification pricing practices which are often performed by larger insurance companies. We seek to instill a culture of underwriting profitability over premium volume and our underwriters' incentive compensation is based on profitability rather than premium growth. We also enforce an internal quality control standard through periodic audits of underwriter files.

The use of customized policy forms and contract wording is an important part of our underwriting and risk control process. This helps us limit our exposure on many of the specialty risks we insure and adequately respond to evolving claims trends in our core product lines. Policy terms and conditions are crafted in cooperation with legal counsel to limit or restrict coverage for certain risks. Standard, or admitted, carriers do not have the same flexibility to control policy language because they are more heavily regulated by the individual states in which they operate, and are generally required to use standard, broader insurance forms previously approved by state regulators.

Alternative Risk Transfer

In our specialty programs, we outsource the underwriting and policy administration duties to third-party program managers with established underwriting expertise in the particular specialty program area. Prior to entering into a program, we perform detailed reviews of underwriting, pricing practices, claims handling, management expertise, information systems and distribution networks. Based on the results of these reviews, specific underwriting guidelines are developed for each program and must be adhered to by program managers. We also perform an actuarial analysis on each program in an effort to ensure that the business projections meet our profitability requirements, as well as to determine the appropriate level of risk participation by us and the program manager. Claims handling for these programs are either performed by our internal claims professionals or through third-party administrators. After a program is implemented, we utilize our internal underwriting, claims, and audit personnel to conduct audits of the program's underwriting, actuarial, claim handling and insurance processing functions to ensure adherence to established underwriting guidelines and to update our assessment of the long-term profit potential of the program.

Assumed Reinsurance

American Safety Reinsurance has a professional staff in Bermuda that includes experienced actuaries and underwriters who selectively underwrite third-party assumed reinsurance business. The Bermuda staff conducts a review of each reinsurance submission to determine if it meets the Company's underwriting and profitability standards. The review includes an assessment of the underwriting experience of the ceding company, risk management controls in place, the nature of the business and an actuarial analysis of potential loss experience. Terms are then proposed on opportunities that meet our underwriting standards. The Bermuda staff also utilizes third parties to perform underwriting and claims audits as deemed necessary to further assess the underwriting and claims practices of the ceding company.

Claims Management

Excess and Surplus Lines

The specialty risks that we underwrite are complex and the claims reported by our insureds often involve coverage issues, or may result in litigation that requires a claims professional with specialized knowledge and claims management expertise. Accordingly, we employ experienced claims professionals with broad backgrounds in resolving the types of claims that typically arise from the specialty risks we underwrite. We believe our claims management approach, which focuses on achieving a financial outcome through prompt case evaluation and proactive litigation management practices, combined with our industry expertise, is integral to controlling our losses and loss adjustment expenses. We also utilize the knowledge and expertise that we gain through the claims management process to enhance our underwriting through frequent interaction among the claims, actuarial and underwriting staffs.

We have established claims management best practices, which emphasize the thorough investigation of claims, prompt settlement of valid claims, aggressive defense against claims we believe to be without merit and the establishment of adequate reserves. We have a quality assurance unit that is responsible for establishing and maintaining claims handling best practices and monitoring the uniform and consistent application of these practices. This is accomplished primarily through audits of claims files as well as broader departmental audits, as necessary. The audit process includes an evaluation of all facets of the claims management process including investigation, litigation and reserving. These audits are used to measure departmental and individual performance and to identify areas for improvement.

We have a claims committee, composed of claims adjusting staff, claims management and legal, that meets regularly to discuss high exposure and complex claims, address litigation management strategies, coverage issues and the setting of reserves above established authority levels.

Alternative Risk Transfer

Claims management plays an important role in achieving our profitability goals in our alternative risk transfer division, specifically with respect to program business. We use our internal claims personnel as well as third-party administrators (TPAs) to handle the majority of the claims arising from policies written in our alternative risk transfer division, specifically program business. In some cases, the program manager responsible for the development and management of a particular program has established claims management expertise in the business line written under the program and will manage the claims for the program. By utilizing TPAs, we gain access to the required claims handling expertise in the unique business lines underwritten. Our selected TPAs undergo a pre-qualification process and are regularly audited. We select TPAs with claims personnel experienced in handling claims for the types of risks typical of the specific specialty program or fully funded account.

Our internal claims staff is responsible for both selecting the TPAs as well as ensuring the quality of claims adjudication by the TPAs. Our internal program claims staff pre-qualifies TPAs based on a process that considers, among other characteristics, expertise in a particular business line, reserving philosophy, litigation management philosophy and management controls. Once a TPA is qualified and selected, it is given limited reserve and settlement authority. We approve every claim in excess of a TPA's established settlement authority. Additionally, all coverage issues or disputes are required to be reported to our internal staff. To ensure that the TPAs we employ meet our performance standards, we conduct regular on-site claims audits. Recommendations arising from the claims audits are communicated to the TPA and an agreed upon action plan is implemented where required. Compliance with the action plan is monitored by our staff to ensure acceptable resolution of all recommendations.

Assumed Reinsurance

Reinsurers rely on the ceding company to manage claims and losses are ceded to the reinsurer in accordance with the coverage terms. We monitor ceded losses to ensure that they are ceded properly under the reinsurance agreement and, when appropriate, utilize outside services if there are coverage disputes or if losses are not consistent with the terms of the agreement. Claim audits are performed by third parties on an as-needed basis.

Ceded Reinsurance

Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) all or a portion of the liabilities that the ceding company has assumed under an insurance policy it has issued. A ceding company may purchase reinsurance for any number of reasons, including obtaining greater underwriting capacity, to protect against catastrophic loss and to enter or withdraw from a line of business. Reinsurance can be written on either a quota share basis (where premiums and losses are shared proportionally) or excess of loss basis (where losses are covered if they exceed a certain amount) or through a facultative (involving individual specific risk) reinsurance agreement.

Our Reinsurance protection is summarized as follows:

Casualty Reinsurance

General Liability and Programs - $500,000 excess of a $500,000 net retention, with varying portions of the risk ceded to the reinsurers and covering construction and non-construction, programs, and the general liability portion of package business lines.

General Liability - $4.0 million excess of $1.0 million for the general liability contracts, with 80% of the risk ceded to the reinsurers and covering construction, non-construction, environmental, specialty programs and casualty portion of package business lines.

All Lines - $6.0 million excess of $5.0 million with 100% of the risk ceded to the reinsurers and covering the construction, non-construction, environmental, specialty programs, casualty portion of package business lines and limits in excess of $5.0 million written in the umbrella and excess lines.

Excess - $5.0 million quota share placed on a cessions basis for umbrella and excess business with 80% of the risk ceded to the reinsurers.

Property Reinsurance

For core and program property business lines and reinstatement provisions, the agreement covers $1.5 million excess of $500,000 and $3.0 million excess of $2.0 million, both with 100% of the risk ceded to the reinsurers subject to certain recovery limitations associated with any one occurrence. For core property coverage above $5.0 million, our U.S. insurance subsidiaries have purchased a semi-automatic facultative facility.

Surety Reinsurance

The agreement covers 95% of risk for $1.0 million excess of $1.0 million, $2.0 million excess of $2.0 million, $3.5 million excess of $4.0 million and $5.0 million excess of $7.5 million, and is subject to certain limitations and reinstatements. The surety agreement provides coverage for both core surety and surety specialty program business lines.

Professional Liability

The agreement covers $5.0 million quota share 55% placed on a cessions basis for directors and officers, and miscellaneous professional liability risks. The professional liability agreement provides coverage for both primary and excess business.

For the year ended December 31, 2011, we ceded $57.9 million of premium (19.4% of gross premiums written) to unaffiliated third-party reinsurers, as compared to $54.3 million of premium (19.6% of gross premiums written) in 2010. Ceded reinsurance premiums from the specialty programs business line were 45.8% of the 2011 amount and 48.6% of the 2010 amount.

Our Reinsurers

While reinsurance obligates the reinsurer to reimburse us for a portion of our losses, it does not relieve us of our primary liability to our insureds. If our reinsurers are either unwilling or unable to pay some or all of the claims made by us on a timely basis, we may bear the financial exposure. We have written reinsurance security procedures that establish financial guidelines for reinsurance companies prior to reinsuring business we write. Among these guidelines is a stipulation that reinsurance companies have an A.M. Best rating of at least "A-" (Excellent) and a financial size category of Class VIII or greater at the time of placing any reinsurance, unless sufficient collateral has been provided at the time we enter into our reinsurance agreement. The A.M. Best ratings of reinsurers are subject to change in the future, and may cause one or more of our reinsurers to fall below our stated requirements. A financial size category of Class VIII is assigned by A.M. Best to companies with adjusted policyholder surplus of $100 million to $250 million. We have also established an internal reinsurance security committee, including members of senior management, which meets to discuss and monitor our reinsurance coverage and the financial security of our reinsurers.

To protect against our reinsurers' inability to satisfy their contractual obligations to us, our reinsurance contracts generally stipulate a collateral requirement for reinsurance companies that do not meet the financial strength and size requirements described above. These collateral requirements can be met through the issuance of irrevocable letters of credit, the establishment and funding of escrow accounts for our benefit or cash advances paid into a trust account. Collateral may also include our retention of amounts that we owe reinsurers for premium in the ordinary course of business. The following table is a listing of our largest reinsurers ranked by reinsurance recoverables and includes the collateral posted by these reinsurance companies as of December 31, 2011:

Reinsurers	A.M. Best Rating [1]	Total Recoverables[2] at December 31, 2011	Collateral at December 31, 2011	Net Exposure at December 31, 2011
CastlePoint National Insurance[3]	A-	$ 30,729	$ 30,729	$ -
Partner Reinsurance Co. of US	A+	16,014	8	16,006
QBE Reinsurance Corporation	A	14,468	-	14,468
Roundstone Insurance, Ltd.	NR	12,168	11,342	826
Berkley Insurance Company.	A+	11,663	-	11,663
National America Insurance Company[4]	B++	9,923	9,923	-
Munich Reinsurance America, Inc.	A+	7,812	-	7,812
Sirius America Insurance Company.	A	7,642	-	7,642
Aspen Insurance UK	A	7,022	-	7,022
Swiss Reinsurance America Corporation	A+	6,966	-	6,966
Other, net		77,292	26,470	50,822
Total reinsurance recoverables		201,699	78,472	123,227
Less valuation allowance		(5,007)	-	(5,007)
Net reinsurance recoverables		$196,692	$ 78,472	$118,220

(1) The A.M. Best rating is as of February 13, 2012.

(2) Total recoverables includes ceded recoverable amounts for paid loss and expenses, case and expense reserves, incurred but not reported reserves and ceded unearned premium.

(3) The Company has additional collateral of $27.7 million relative to this program, which is 100% fronted, but for illustrative purposes, presents it as fully collateralized.

(4) The Company has additional collateral of $2.7 million relative to this program, which is 100% fronted but for illustrative purposes, presents it as fully collateralized.

For more information on the financial exposure we bear with respect to our reinsurers, see "Risk Factors."

Selected Operating Information

Gross Written Premiums

The following table sets forth our gross written premiums and percentage of total gross written premiums by division for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands):

	Years Ended December 31,					
	2011		2010		2009	
E & S	$155,534	52.1%	$138,166	49.8%	$116,968	46.1%
Alternative Risk Transfer	83,820	28.1	88,784	32.0	103,155	40.7
Assumed Reinsurance	59,192	19.8	50,618	18.2	33,397	13.2
Runoff	(1)	-	(7)	-	(1)	-
Total	$298,545	100.0%	$277,561	100.0%	$253,519	100.0%

Net Written Premiums

The following table sets forth our net written premiums and the percentage of total net written premiums by division for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands):

	Years Ended December 31,					
	2011		2010		2009	
E & S	$125,107	52.0%	$114,223	51.2%	$ 89,517	54.3%
Alternative Risk Transfer	57,329	23.8	62,366	27.9	39,036	23.7
Assumed Reinsurance	58,183	24.2	46,658	20.9	36,247	22.0
Runoff	(1)	-	(7)	-	(91)	-
Total	$240,618	100.0%	$223,240	100.0%	$164,709	100.0%

Combined Ratio

The combined ratio is a standard measure of a property and casualty company's performance in managing its losses and expenses. Underwriting results are considered profitable when the combined ratio is less than 100%. On a Generally Accepted Accounting Principles (GAAP) basis, the combined ratio is determined by adding losses and loss adjustment expenses, acquisition expenses and other underwriting expenses, less fee income, and dividing the sum of those numbers by net earned premiums. Our combined ratio was 112.0% in 2011, 100.3% in 2010, and 99.4% in 2009. See "Management's Discussion and Analysis" for further explanation.

The combined ratio of an insurance or reinsurance company measures only the underwriting results and not necessarily the profitability of the overall company. Our reported combined ratio may fluctuate from time to time depending on our mix of business, loss trends, pricing of the business and other factors.

Losses and Loss Adjustment Expense Reserves

We are required to maintain reserves to cover the unpaid portion of our ultimate liability for losses and loss adjustment expenses with respect to (i) reported claims and (ii) incurred but not reported (IBNR) claims. An actuarial analysis is performed to estimate our unpaid losses and loss adjustment expenses under the terms of our contracts and agreements. In evaluating whether the reserves are adequate for unpaid losses and loss adjustment expenses, it is necessary to project future losses and loss adjustment expense payments. The establishment of appropriate loss and loss adjustment expense reserves is an inherently uncertain process and there can be no assurances our ultimate liabilities will not vary materially. See “Risk Factors” for a further explanation of this risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our historical losses and loss adjustment expenses.

With respect to reported claims, reserves are established on a case-by-case or treaty basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new information becomes available, appropriate adjustments are made. In establishing reserves, we employ several methods in determining our ultimate losses: (i) the expected loss ratio method; (ii) the loss development method based on paid and reported losses; and (iii) the Bornhuetter-Ferguson method based on expected loss ratios, paid losses and reported losses. The expected loss ratio method incorporates industry expected losses which are adjusted for our historical loss experience. The loss development method relies on industry payment and reporting patterns to develop estimated losses. The Bornhuetter-Ferguson method is a combination of the other two methods, using expected loss ratios, then applying loss payment and reporting patterns to our expected losses to produce expected IBNR losses.

All of the methods used, as described above, are generally accepted actuarial methods and rely in part on loss reporting and payment patterns while considering the long term nature of some of the coverages and inherent variability in projected results from year-to-year. The patterns used are generally based on industry data with supplemental consideration given to our experience as deemed warranted. Industry data is also relied upon as part of the actuarial analysis, and is used to provide the basis for the analysis on newer business lines. Provisions for inflation are implicitly considered in the reserving process. Our reserves are carried at the total estimate for ultimate expected losses and loss adjustment expenses, without any discount to reflect the time value of money. Reserve estimations are reviewed regularly by management and periodically by regulators. Our in-house actuarial department reviews the reserve adequacy of our major lines on a quarterly basis and conducts a full review on an annual basis. In addition, an independent third-party actuarial firm annually performs a full actuarial analysis, assessing the adequacy of statutory reserves established by management. A statutory actuarial opinion is filed by management in states in which our insurance and reinsurance subsidiaries and our non-subsidiary risk retention group affiliate are licensed. Statutory reserves are reserves established to provide for future obligations with respect to all insurance policies as determined in accordance with statutory accounting principles (“SAP”), the rules and procedures prescribed or permitted by state insurance regulatory authorities for recording transactions and preparing financial statements. Based upon the practices and procedures employed by us described above, management believes that our reserves are adequate.

The net carried reserves at December 31, 2011, 2010 and 2009 were as follows (dollars in thousands):

	Years ended December 31,					
	2011		2010		2009	
E & S	$301,779	59.6%	$300,908	66.4%	$291,741	69.4%
Alternative Risk Transfer	92,683	18.3	69,884	15.4	63,175	15.0
Assumed Reinsurance	102,887	20.1	72,506	16.0	53,183	12.7
Runoff	9,585	2.0	9,753	2.2	12,265	2.9
TOTAL	$506,934	100.0%	$453,051	100.0%	$420,364	100.0%

The following table provides a reconciliation of beginning and ending losses and loss adjustment expenses to reserve liability balances on a GAAP basis for the years indicated:

	Years Ended December 31,		
	2011	2010	2009
	(dollars in thousands)		
Gross reserves, beginning of year	$649,641	$616,444	$586,647
Ceded reserves, beginning of year	196,590	196,080	193,338
Net reserves, beginning of year	453,051	420,364	393,309
Incurred related to:			
Current accident year	155,998	119,939	102,163
Prior accident years	13,369	356	(4,517)
Total incurred	169,367	120,295	97,646
Claim payments related to:			
Current accident year	22,454	13,302	5,980
Prior accident years	93,030	74,306	64,611
Total claim payments	115,484	87,608	70,591
Net reserves, end of year	506,934	453,051	420,364
Ceded reserves, end of year	173,267	196,590	196,080
Gross reserves, end of year	$680,201	$649,641	$616,444

The net prior year reserve development for 2011, 2010 and 2009, occurred in the following business lines:

	Years Ended December 31,		
	2011	2010	2009
(Favorable) Unfavorable		(dollars in thousands)	
E & S	$ (10,209)	$ (2,397)	$ (12,610)
Alternative Risk Transfer	12,120	2,666	1,554
Assumed Reinsurance	9,437	1,448	5,679
Runoff	2,021	(1,361)	860
Total	$ 13,369	$ 356	$ (4,517)

The $10.2 million of net favorable development in the E&S division in 2011 was driven by $14.0 million in favorable development in the construction business (not construction defect) partially offset by unfavorable development in the other lines. Prior year unfavorable loss development in the ART division of $12.1 million is primarily driven by one program terminated in 2011. The $9.4 million of prior year unfavorable loss development in the Assumed Reinsurance division is primarily associated with one professional liability contract that was non-renewed in 2010. The $2.4 million of favorable development in the E&S division in 2010 resulted from $9.9 million of favorable development in the construction product (not construction defect) that was partially offset by unfavorable development in the environmental, property, and healthcare products. The $2.7 million of unfavorable development in the ART division was in 2010 attributable primarily to professional liability and habitational products while the assumed reinsurance adverse development related primarily to two professional liability treaties.

Favorable development recognized in 2009 with respect to prior accident years was primarily in the E&S division. Construction general liability business, excluding construction defect, for accident years 2006 and prior, recognized favorable development of $14.1 million, which was offset by adverse development in the ART and Reinsurance division. The development within the ART division was primarily attributable to a discontinued program. The development for the Assumed Re division was primarily attributable to one D&O contract written in 2007 that we terminated in 2008.

The following table shows the gross, ceded and net development of the reserves for unpaid losses and loss adjustment expenses from 2001 through 2011. The top line of the table shows the liabilities at the balance sheet date for each of the indicated years and reflects the estimated amounts for losses and loss adjustment expenses for claims arising in that year and all prior years that are unpaid at the balance sheet date, including IBNR losses. In the gross and ceded sections of the table, the second line shows the re-estimated amount of previously recorded liabilities based on experience as of the end of each succeeding year. The lower portion of the table in the net section shows the cumulative amounts subsequently paid as of successive years with respect to the liabilities. The estimates change as more information becomes known about the frequency and severity of claims for individual years. A redundancy (deficiency) exists when the re-estimated liabilities at each December 31 is less (greater) than the prior liability estimate. The cumulative redundancy (deficiency) depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

Years Ended December 31, (1)

(dollars in thousands)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Gross reserves	$137,391	$179,164	$230,104	$321,038	$393,493	$439,673	$504,779	$586,647	$616,444	$649,641	$680,201
Re-estimated at 12/31/11	298,117	369,512	432,708	470,777	484,980	476,324	502,530	548,800	600,489	662,973	
Cumulative (deficiency) redundancy on gross reserves	(160,726)	(190,348)	(202,604)	(149,739)	(91,487)	(36,651)	2,249	37,847	15,955	(13,332)	
Ceded reserves	89,657	109,543	115,061	136,998	159,515	161,146	175,481	193,338	196,080	196,590	173,267
Re-estimated at 12/31/11	185,918	200,913	226,388	225,649	225,799	187,758	190,744	171,582	181,882	196,553	
Cumulative (deficiency) redundancy on ceded reserves	(96,261)	(91,370)	(111,327)	(88,651)	(66,284)	(26,612)	(15,263)	21,756	14,198	37	
Net reserves for unpaid losses and loss adjustment expenses	47,734	69,621	115,043	184,040	233,978	278,527	329,298	393,309	420,364	453,051	506,934
Net Reserves re-estimated at December 31:											
1 year later	49,469	74,857	129,445	186,646	236,576	280,739	334,692	388,792	420,720	466,420	
2 years later	53,912	93,943	144,083	193,597	251,775	288,812	328,322	390,360	418,607		
3 years later	67,072	106,264	148,386	216,849	252,806	279,129	327,915	377,218			
4 years later	75,899	109,016	171,037	219,644	243,904	272,931	311,786				
5 years later	78,072	136,423	175,485	212,818	244,758	288,565					
6 years later	89,762	140,726	171,019	225,127	259,181						
7 years later	93,617	138,820	190,331	245,128							
8 years later	93,635	153,036	206,320								
9 years later	106,483	168,599									
10 years later	112,199										
Cumulative (deficiency) redundancy on net reserves	(64,465)	(98,978)	(91,277)	(61,088)	(25,203)	(10,038)	17,512	16,091	1,757	(13,369)	
Cumulative amount of net liability paid through December 31:											
1 year later	15,406	17,873	21,939	31,967	41,821	36,406	45,125	64,611	74,306	93,030	
2 years later	28,577	35,642	48,426	70,241	74,163	76,794	88,746	122,318	143,836		
3 years later	38,290	55,094	77,685	96,786	106,874	112,550	131,736	178,373			
4 years later	47,756	72,668	94,761	122,570	134,061	144,690	170,354				
5 years later	56,123	83,599	112,380	144,174	158,317	170,977					
6 years later	60,193	97,479	128,397	164,612	177,271						
7 years later	68,862	110,465	142,341	181,801							
8 years later	75,902	121,271	156,408								
9 years later	82,483	130,577									
10 years later	85,398										
Net reserves December 31	47,734	69,621	115,043	184,040	233,978	278,527	329,298	393,309	420,364	453,051	506,934
Ceded Reserves	89,657	109,543	115,061	136,998	159,515	161,146	175,481	193,338	196,080	196,590	173,267
Gross Reserves	$137,391	$179,164	$230,104	$321,038	$393,493	$439,673	$504,779	$586,647	$616,444	$649,641	$680,201

(1) Years ended December 31, 2001 through 2011, include the consolidated values of American Safety RRG, our non-subsidiary affiliate.

The cumulative (deficiency) redundancy is driven by the following:

1. Accident years 2002 and prior developed adversely by approximately $103.4 million and relates to surety, environmental, construction and runoff lines of business.
2. Accident years 2003 through 2007 developed favorably by approximately $89.4 million primarily driven by the general liability portion of the construction line of business.
3. Accident years 2008 and 2010 developed adversely by approximately $32.1 million primarily driven by:
    - ART: $15.1 million due to a hospitality program that was canceled in 2011;
    - Assumed Re: $8.7 million due to two professional liability treaties and one medical malpractice treaty that were non-renewed;
    - E&S: $4.7 million due primarily to the Healthcare product.

Investments

The Company's investment portfolio is managed for the preservation of principal, with due consideration for income targets and the Company's overall asset/liability strategy.

Our investment portfolio is managed by two independent, nationally recognized investment management companies pursuant to the investment policies and guidelines established by management and approved by our Board of Directors. In addition, during 2011 we hired an investment consultant to assist in assessing the sector allocation of the investment portfolio and revised our allocations to certain sectors of fixed income securities. We have investment policies which limit the maximum duration and set target levels for the average duration of the entire portfolio. The duration target for our investment portfolio takes into account the need to manage the portfolio to produce cash flow to fund operational needs while allowing flexibility to manage our assets. Our investment guidelines limit the percentage of our portfolio that is permitted to be invested in any asset class. The guidelines further limit the amount that may be invested by issuer credit rating. Additionally, we use specific criteria to judge the credit quality of our investments and use a variety of credit rating services to monitor these criteria. In conjunction with our investment policy, guidelines and strategy, we have invested predominantly in investment grade fixed income securities. Our investment portfolio consists primarily of government and government agency securities, asset and mortgage-backed securities, commercial mortgage-backed securities, and high quality marketable corporate securities which are rated investment grade or better. We also invest in common and preferred securities that represented 3.0% of our year-end shareholders' equity.

At December 31, 2011 and 2010, the fair value of our cash and invested assets totaled approximately $926.6 million and $856.8 million, respectively, and were classified as follows:

Type of Investment	Fair Value at December 31, 2011	Amortized Cost At December 31, 2011	Percent of Amortized Cost Portfolio
		(dollars in thousands)	
Cash and short-term investments	$ 100,898	$ 100,898	11.6%
Fixed maturity securities:			
U.S. Government Securities	63,090	58,814	6.7
States of the U.S. and political subdivisions of the states	32,257	27,676	3.2
Corporate securities	326,926	298,452	34.2
Mortgage-backed securities	270,811	257,864	29.6
Commercial mortgage-backed securities	63,961	60,198	6.9
Asset-backed securities	58,954	58,437	6.7
Subtotal	815,999	761,441	87.3
Common and preferred stocks	9,683	9,715	1.1
Total	$926,580	$872,054	100.0%

Type of Investment	Fair Value At December 31, 2010	Amortized Cost At December 31, 2010	Percent of Amortized Cost Portfolio
		(dollars in thousands)	
Cash and short-term investments	$ 98,514	$ 98,514	12.1%
Fixed maturity securities:			
U.S. Government Securities	73,774	70,796	8.7
States of the U.S. and political subdivisions of the states	24,026	23,463	2.9
Corporate securities	339,559	314,995	38.7
Mortgage-backed securities	242,719	234,137	28.8
Commercial mortgage-backed securities	35,561	29,123	3.6
Asset-backed securities	34,611	33,884	4.2
Subtotal	750,250	706,398	86.9
Common and preferred stocks	7,993	7,871	1.0
Total	$856,757	$812,783	100.0%

The fair value of our fixed maturity securities portfolio (excluding cash and short-term investments), classified by rating, as of December 31, 2011 and 2010, were as follows:

S&P/Moody's Rating	Fair Value at December 31, 2011	Amortized Cost at December 31, 2011	Percent of Fair Value Total
		(dollars in thousands)	
AAA/Aaa (including U.S. Treasuries of $24,065)	$ 84,284	$ 78,624	10.3%
AA/Aa	375,495	355,310	46.0
A/A	252,770	231,463	31.0
BBB/Baa	102,925	95,507	12.6
Less than BBB/Baa (1)	525	537	0.1
Total	$815,999	$761,441	100.0%

S&P/Moody's Rating	Fair Value at December 31, 2010	Amortized Cost at December 31, 2010	Percent of Fair Value Total
		(dollars in thousands)	
AAA/Aaa (including U.S. Treasuries of $29,021)	$400,430	$381,583	53.4%
AA/Aa	37,720	35,056	5.0
A/A	237,910	219,526	31.7
BBB/Baa	74,111	70,157	9.9
Less than BBB/Baa (1)	79	76	-
Total	$750,250	$706,398	100.0%

(1) The less than BBB/Baa rated securities were rated investment grade at the time of investment.

The National Association of Insurance Commissioners (the "NAIC") has a security rating system by which it assigns investments to classes called "NAIC designations" that are used by insurers when preparing their annual statutory financial statements. The NAIC assigns designations to publicly traded as well as privately placed securities. The designations assigned by the NAIC range from class 1 to class 6, with a rating in class 1 being the highest quality. As of December 31, 2011, virtually all portfolios of our U.S. insurance subsidiaries were invested in securities rated in class 1 or class 2 by the NAIC, which are considered investment grade.

The maturity distribution of our fixed maturity portfolio (excluding cash and short-term investments), as of December 31, 2011, based on stated maturity dates with no prepayment assumptions, was as follows:

Maturity	Fair Value	Amortized Cost
	(dollars in thousands)	
Due in one year or less	$ 24,896	$ 24,561
Due from one to five years	114,510	108,544
Due from five to ten years	186,803	172,067
Due after ten years	96,064	79,770
Mortgage and asset-backed securities	393,726	376,499
Total	$815,999	$761,441

Our mortgage and asset-backed securities are subject to risks associated with the variable prepayments of the underlying mortgage loans. As of December 31, 2011, 99.8% of our mortgage-backed securities are fixed income securities issued by FNMA, FHLMA or GNMA and are therefore explicitly guaranteed (GNMA) by the U.S. government or implicitly guaranteed (FNMA/FHLMA) by the U.S. government.

Our Non-Subsidiary Affiliate

The Risk Retention Act of 1986 (the "Risk Retention Act") allowed companies with specialized liability insurance needs that could not be met in the standard insurance market to create a new type of insurance vehicle called a risk retention group. We assisted in the formation of American Safety RRG in 1988 in order to establish a U.S. insurance company to market and underwrite specialty environmental coverages. The advantage of writing policies through a risk retention group is that it is permitted to write policies in all fifty states without having to be specifically authorized to do so in each state.

American Safety RRG is a variable interest entity which is consolidated in our financial statements in accordance with ASC 810-10-05. American Safety RRG is authorized to write liability insurance in all 50 states as a result of the Risk Retention Act and is licensed by the Vermont Department of Banking, Insurance, Securities and HealthCare Administration (the "Vermont Department") under Title 8 of the Vermont Statutes Annotated (the "Vermont Captive Act") as a stock captive insurance company. Presently, three of our directors are also directors of American Safety RRG: David V. Brueggen, Thomas W. Mueller and Cody W. Birdwell. The directors of American Safety RRG are elected annually by the shareholders of American Safety RRG.

Insurance Services

Our subsidiary, American Safety Insurance Services, Inc. (AS Insurance Services), provides a number of services to our U.S. insurance subsidiaries and American Safety RRG. These services include:

- business development services for developing new producer relations and new business opportunities;
- program management services for the overall management and administration of a program;
- underwriting services for evaluating individual risks or classes of risk;
- reinsurance services for placing reinsurance for a program; and
- policy and endorsement issuance and policy administration.

AS Insurance Services has developed many of our primary insurance and reinsurance programs. Since 1990, AS Insurance Services has served as the program manager for American Safety RRG, providing it with program management, underwriting, and through its subsidiary, American Safety Claims Services, Inc. (ASCS), claims services. American Safety Administrative Services (ASAS) provides marketing, accounting, legal and other administrative services to American Safety RRG. In each case, these services are provided pursuant to guidelines and procedures established by the Board of Directors of American Safety RRG.

Our subsidiary, ASAS, provides other services to our U.S. insurance subsidiaries, to American Safety RRG and to our Bermuda insurance subsidiaries, including:

- legal services;
- accounting, actuarial and finance services;
- human resources services; and
- marketing services for designing and placing advertisements and other marketing materials, as well as marketing insurance programs to producers.

Our subsidiary, American Safety Claims Services, Inc. (ASCS) provides claims administration services for the handling of claims, and the supervision of claims adjusters and TPAs and payment of claims to our U.S. insurance subsidiaries and American Safety RRG.

Regulatory Environment

Insurance Regulation Generally

Our insurance operations are subject to regulation under applicable insurance statutes of the jurisdictions or states in which each subsidiary is domiciled and writes insurance. Insurance regulations are intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies or their holding companies.

The nature and extent of state regulation varies from jurisdiction to jurisdiction, but typically involves prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with an affiliate, approval of premium rates for lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, deposits of securities for the benefit of policyholders, licensing to transact business, accreditation of reinsurers, admittance of assets to statutory surplus and reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies. American Safety RRG, American Safety Casualty, American Safety Indemnity and American Safety Assurance (Vermont) are all subject to examination by state regulatory examiners generally every three years. A state regulatory examination for American Safety Casualty and American Safety Indemnity by the Oklahoma Department of Insurance was concluded on June 11, 2011, and a report covering the two-year period ended December 31, 2009, was issued showing no material findings. The Vermont Department of Insurance conducted an examination on the three-year period ended December 31, 2008, on American Safety RRG and a report was issued having no material findings. American Safety Assurance (VT) was formed in 2008 and therefore will be subject to examinations in the future.

Although the federal government does not directly regulate the business of insurance in the U.S., Federal initiatives often affect the insurance business in a variety of ways. The insurance regulatory structure has also been subject to scrutiny in recent years by the NAIC, federal and state legislative bodies and state regulatory authorities. Various new regulatory standards have been adopted and proposed in recent years. The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities. The statutory surplus is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets and is determined in accordance with SAP. The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred acquisition costs, certain net deferred tax assets, intangible assets, unrealized appreciation on debt securities or certain reinsurance recoverables.

Bermuda Regulation

Our Bermuda subsidiaries that conduct reinsurance business, American Safety Reinsurance, Ltd. ("ASRe") and American Safety Assurance, Ltd., are subject to regulation under The Insurance Act 1978, as amended, of Bermuda and related regulations (the "Bermuda Act"), which provide that no person shall conduct insurance business (including reinsurance) in or from Bermuda unless registered as an insurer under the Bermuda Act by the Supervisor of Insurance (the "Supervisor"). ASRe and American Safety Assurance, Ltd. are registered insurers under the Bermuda Act.

The Bermuda Act requires, among other things, Bermuda insurance companies to meet and maintain certain standards of solvency, to file periodic reports in accordance with the Bermuda Statutory Accounting Rules, to produce annual audited financial statements, to maintain a minimum level of statutory capital and surplus and to adhere to an Insurance Company Code of Conduct promulgated by the Bermuda Monetary Authority. In general, the regulation of insurers in Bermuda relies heavily upon the auditors, directors and managers of the Bermuda insurer, each of which must certify that the insurer meets the solvency capital requirements of the Bermuda Act. Furthermore, the Supervisor is granted powers to supervise, investigate and intervene in the affairs of insurance companies.

Bermuda has adopted the Bermuda Solvency Capital Requirement (the "BSCR") model, which is a risk based capital model introduced by the Bermuda Monetary Authority (the "BMA"). The BSCR measures risk and determines enhanced capital requirements and a target capital level. As a Class 3 reinsurer, ASRe is not currently subject to the requirements of the BSCR. Any change in ASRe's classification as a Class 3 Reinsurer would subject ASRe to the enhanced capital requirements of the BSCR.

All Bermuda insurers are required to comply with the BMA's Insurance Code of Conduct which establishes duties, requirements and standards to be complied with under the Bermuda Act. Failure to comply with these requirements is a factor taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner under the Bermuda Act. Our Bermuda subsidiaries are in compliance as of December 31, 2011.

Neither American Safety Insurance Holdings, Ltd., ASRe, nor American Safety Assurance, Ltd., is registered or licensed as an insurance company, nor do they conduct any business in any state or jurisdiction in the U.S.

U.S. Regulation

As a Bermuda insurance holding company, we do not conduct business in the U.S. Our four U.S. insurance subsidiaries' operations and the operations of our non-subsidiary affiliate are subject to state regulation where each is domiciled. In addition, our U.S. insurance subsidiaries are subject to varying degrees of state regulation where each writes insurance.

We acquired American Safety Casualty, a U.S. property and casualty insurance company domiciled in Delaware, in 1993. During 2007, American Safety Casualty was re-domesticated from Delaware to Oklahoma. American Safety Casualty is licensed as a property and casualty insurer in 48 states and the District of Columbia. American Safety Casualty is subject to regulation and examination by the Oklahoma Insurance Department and the other states in which it is an admitted insurer. The insurance laws of Oklahoma place restrictions on a change of control of American Safety Insurance as result of our ownership of American Safety Casualty. Under Oklahoma law, no person may obtain 10% or more of our voting securities without the prior approval of the Oklahoma Insurance Department. Because of the volume of premium written in California, American Safety Casualty is deemed, for purposes of California law, to be domiciled in California, which places similar additional restrictions on its operations.

American Safety Casualty, as a licensed insurer, is subject to state regulation of rates and policy forms in the various states in which its direct premiums are written. Under these regulations, a licensed insurer may be required to file and obtain prior approval of its policy form and the rates that are charged to insureds. American Safety Casualty is also required to participate in state insolvency funds which are designed to protect insurers that become unable to pay claims due to an insurer's insolvency. Assessments made against insurers participating in these funds are usually based on gross written premiums in the state by a participating insurer, as a percentage of total gross written premiums in the state by all participating insurers.

We acquired American Safety Indemnity, a U.S. excess and surplus lines insurance company domiciled in Oklahoma, in 2000. American Safety Indemnity is currently licensed or approved as an excess and surplus lines insurer in 49 states and the District of Columbia. The insurance laws of Oklahoma place restrictions on a change of control of American Safety Insurance as a result of our ownership of American Safety Indemnity. Under Oklahoma law, no person may obtain 10% or more of our voting securities without the prior approval of the Oklahoma Insurance Department.

Because American Safety Indemnity is an excess and surplus lines insurer, its premium rates are not filed and approved with the various state insurance departments, but certain requirements regarding the types of insurance written by excess and surplus lines insurers must still be met. Generally, excess and surplus lines insurers may only write coverage that is not available in the admitted or standard market and strict guidelines regarding the coverages are set forth in various state statutes. Surplus lines brokers are the licensed individuals or entities placing coverage with excess and surplus lines insurers, and in most states, the broker is responsible for the payment of surplus lines taxes which are payable to the state in which the surplus lines risk is located. Surplus lines insurers are exempt from participation in state insolvency funds which are designed to protect insureds if admitted insurers become insolvent and are unable to pay claims. While American Safety Indemnity is exempt from the majority of state regulatory requirements, it must be approved to write the type of insurance in the states where its surplus business lines insurance is written. The Oklahoma Insurance Department retains primary regulatory authority over American Safety Indemnity, as a licensed and admitted insurance company in Oklahoma.

We acquired Victore, a U.S. surety company domiciled in Oklahoma in 2009. Victore was licensed as a property and casualty insurer in Oklahoma and was subject to regulation and examination by the Oklahoma Department of Insurance. Effective August 1, 2011, Victore was merged into American Safety Casualty Insurance Company.

The Risk Retention Act allows the establishment of risk retention groups to insure certain liability risks of its members. The statute applies only to commercial liability insurance and does not permit coverage for liability for personal injury, damage to property or workers' compensation.

The Risk Retention Act and Title 8 of the "Vermont Captive Act" requires that each insured of American Safety RRG be a shareholder. Each insured is required to purchase one share of American Safety RRG's common stock upon acceptance as an insured. There is no trading market for the shares of common stock of American Safety RRG and each share is restricted as to transfer. If and when a holder of American Safety RRG common stock ceases to be an insured, whether voluntarily or involuntarily, that holder's share of common stock is automatically canceled and that person is no longer a shareholder of American Safety RRG. The ownership interests of members in a risk retention group are considered to be exempt securities for purposes of the registration provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and are likewise not considered securities for purposes of any state securities law.

Congress intended under the Risk Retention Act that the primary responsibility for regulating the financial condition of a risk retention group would rest on the state in which the group is licensed or chartered. American Safety RRG is subject to regulation as a captive insurer under the insurance laws of Vermont and, to a lesser extent, under the laws of each state in which it does business. Any merger or acquisition of American Safety RRG is subject to the prior written approval of the commissioner of the Vermont Department. The Risk Retention Act requires a risk retention group to provide a notice on each insurance policy which it issues to the effect that (i) the policy is issued by a risk retention group; (ii) the risk retention group may not be subject to all of the insurance laws and regulations of the state in which the policy is being issued; and (iii) no state insurance insolvency guaranty fund is available to the policies issued by the risk retention group.

American Safety Casualty, American Safety Indemnity, and American Safety RRG are required to comply with NAIC risk-based capital ("RBC") requirements. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business in light of its size and risk profile. The ratio of a company's actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required. State regulatory authorities use the RBC formula to identify insurance companies which may be undercapitalized and may require further regulatory attention.

American Safety Assurance (Vermont), Inc. (ASA VT) is a licensed Vermont sponsored captive insurance company formed in December 2008. ASA VT is subject to regulation and to examination by the Vermont Department of Banking, Insurance, Securities & Health Care Administration. Standard Vermont regulatory requirements applicable to traditional insurers generally are not applicable to captive insurers, but applicable Vermont captive laws do limit the type of entity that may act as a sponsor, limit a participant to insuring its risks only through the segregated or protected cell and require that a participant's assets and liabilities be maintained in a segregated or protected cell separate from the experience of other cells and from the assets of the sponsored captive's general account. Vermont regulators evaluate the financial condition of the Company and of each segregated cell.

ASA VT, as a sponsored captive insurer, makes insurance available to a broad range of liability, property and casualty risks and allows the ceding of a portion of those risks to another American Safety Insurance affiliate. The use of the protected cell may be more desirable than a traditional captive insurance company due to the ability to limit exposure primarily to a segregated cell covering risk for a specific insured or group of related insureds or specialty books of business.

Employees

At December 31, 2011, we employed 204 persons, none of whom were represented by a labor union.

Item 1A. Risk Factors

Our business is subject to the following risk factors, among others, in addition to the information (including disclosures relative to forward-looking statements) set forth elsewhere in this report.

Risk Factors Relating to American Safety Insurance

A downgrade in our A.M. Best rating or increased capital requirements could impair our ability to sell insurance policies.

On February 21, 2012, A.M. Best, the most widely recognized insurance company rating agency, affirmed its rating of "A" (Excellent) on a group basis of our U.S. insurance subsidiaries, our Bermuda reinsurance subsidiary and our U.S. non-subsidiary risk retention group affiliate. A. M. Best also affirmed the rating outlook of stable. An "A" (Excellent) rating is the third highest of sixteen ratings assigned by A.M. Best to companies that have, in the opinion of A.M. Best, an excellent ability to meet their ongoing obligations to policyholders.

Some policyholders are required to obtain insurance coverage from insurance companies that have an "A-" (Excellent) rating or higher from A.M. Best. Additionally, many producers are prohibited from placing insurance or reinsurance with companies that are rated below "A-" (Excellent) by A.M. Best. A.M. Best assigns ratings that represent an independent opinion of a company's ability to meet its obligations to policyholders that is of concern primarily to policyholders, brokers and agents, and its rating and outlook should not be considered an investment recommendation. Because A.M. Best continually monitors companies with regard to their ratings, our ratings could change at any time, and any downgrade of our current rating may impair our ability to sell insurance policies, provide reinsurance coverage, and, ultimately, our financial condition and operating results.

If A.M. Best requires us to increase our capital in order to maintain our rating and we are unable to raise the required amount of capital to be contributed to our subsidiaries, A.M. Best may downgrade our rating.

The exclusions and limitations in our policies may not be enforceable.

We draft the terms and conditions of our excess and surplus lines policies to manage our exposure to expanding theories of legal liability in business lines such as asbestos abatement, construction defect, environmental and professional liability. Many of the policies we issue include exclusions or other conditions that define and limit coverage. In addition, many of our policies limit the period during which a policyholder may bring a claim under the policy, which period in many cases is shorter than the statutory period under which these claims can be brought against our policyholders. While these exclusions and limitations help us assess and control our loss exposure, it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted modifying or barring the use of these exclusions and limitations particularly with respect to evolving business lines such as construction defect. This could result in higher than anticipated losses and loss adjustment expenses by extending coverage beyond our underwriting intent or increasing the number or size of claims, which could have a material adverse effect on our operating results. In some instances, these changes may not become apparent until sometime after we have issued the insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a policy is issued.

The risks we underwrite are concentrated in relatively few industries.

We focus much of our underwriting on specialty risks in the construction and environmental remediation industries. As a result of our diversification efforts, for the year ended December 31, 2011, approximately 25.2% of our gross written premiums were written in these two industries compared to 25.5% for 2010. Our operating results could be more exposed than our more diversified competitors to unfavorable changes in business, economic or regulatory conditions, changes in federal, state or local environmental standards and establishment of legal precedents affecting these industries. Similarly, a significant incident impacting one of these industries that has the effect of increasing claims generally (or their settlement value) could negatively impact our financial condition and operating results.

We may respond to market trends by expanding or contracting our underwriting activities in certain business lines, which may cause our financial results to be volatile.

Although we perform due diligence and risk analysis before entering into a new business line or insuring a new type of risk, and carefully assess the impact of exiting a business line, changing business lines inherently has more risk than remaining in the same business lines over a period of time. Because we actively seek to expand or contract our capacity in the markets we serve in response to factors such as loss experience and premium production, our operating results may experience material fluctuations.

Our industry is highly competitive and we may lack the financial resources to compete effectively.

We believe that competition in the specialty insurance markets that we target is fragmented and not dominated by one or more competitors. We face competition from several types of companies, such as insurance companies, reinsurance companies, underwriting agencies, program managers and captive insurance companies. Many of our competitors are significantly larger and possess greater financial, marketing and management resources than we do. We compete on the basis of many factors, including coverage availability, claims management, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial strength ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance that are more competitive than ours we could lose business. If we are unable to compete effectively in the markets in which we operate or to establish a competitive position in new markets, our financial condition and operating results would be adversely impacted.

Our actual incurred losses may be greater than reserves for our losses and loss adjustment expenses.

Insurance companies are required to maintain reserves to cover their estimated liability for losses and loss adjustment expenses with respect to both reported and incurred but not reported ("IBNR") claims. Reserves are estimates at a given time involving actuarial and statistical projections of what we expect to be the cost of the ultimate resolution and administration of claims. These estimates are based on facts and circumstances then known, predictions of future events, estimates of future trends, projected claims frequency and severity, potential judicial expansion of liability precedents, legislative activity and other factors, such as inflation. Our in-house actuarial staff reviews the reserves of our selected lines on a quarterly basis and conducts a full actuarial analysis annually. In addition, an independent third-party actuarial firm performs an actuarial analysis annually, which includes assessing the adequacy of loss and loss adjustment expense reserves.

Notwithstanding these efforts, the establishment of adequate reserves for losses and loss adjustment expenses is an inherently uncertain process, particularly in the environmental remediation industry, construction industry and some of the other industries we underwrite where extensive historical data may not exist or where the risks insured are long-tail in nature, in that claims that have occurred may not be reported to us for long periods of time (such as construction defect claims). Therefore, traditional actuarial analysis may be inapplicable or less reliable. Due to these uncertainties, our ultimate losses could materially exceed our reserves for losses and loss adjustment expenses, especially in business lines where we have increased or intend to increase our risk retention.

To the extent that reserves for losses or loss adjustment expenses are estimated in the future to be inadequate, we would have to increase our reserves and incur charges to earnings in the periods in which the reserves are increased. In addition, increases in reserves may also cause additional reinsurance premiums to be payable to our reinsurers. These increases in reserves and reinsurance premiums could adversely impact our financial condition and operating results. For more information on our losses and loss adjustment expenses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

If we are unable to obtain reinsurance on favorable terms, our ability to write new business could be adversely affected.

Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) a portion of the liabilities that the ceding company has assumed under an insurance policy it has issued. Our business involves ceding portions of the risks that we underwrite to reinsurers. The availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control and are factors that could materially impact our financial condition and operating results. There is no certainty that reinsurance will continue to be available in the form or in the amount that we require or, if available, at an affordable cost. The availability of reinsurance is dependent not only on reinsurers' reactions to the specific risks that we underwrite, but also events that impact the overall reinsurance industry. If we are unable to maintain or replace our reinsurance, our total loss exposure would increase and, if we were unwilling or unable to assume that increase in exposure, we would be required to mitigate the increase in exposure by writing fewer policies or writing policies with lower limits or different coverage.

We may be unable to recover amounts due from our reinsurers.

While reinsurance contractually obligates the reinsurer to reimburse us for a portion of our losses, it does not relieve us of our primary financial liability to our insureds. If our reinsurers are either unwilling or unable to pay some or all of the claims made by us on a timely basis, we may bear the financial exposure. As a result, we are subject to credit risk with respect to our reinsurers. The total amount of reinsurance recoverables at December 31, 2011, was $196.7 million (which includes ceded unearned premiums), or 58.7% of equity. Of this amount, $78.5 million, or approximately 39.9% of the total recoverable amount, is collateralized by cash, irrevocable letters of credit or other acceptable forms of collateral posted by the reinsurer.

We purchase reinsurance from reinsurers we believe to be financially sound. We have reinsurance security procedures that establish financial requirements for reinsurance companies prior to reinsuring business we write. Among these requirements is a stipulation that reinsurance companies must have an A.M. Best rating of at least "A-" (Excellent) and a financial size category of Class VIII or greater at the time of placing any reinsurance unless sufficient collateral has been provided at the time we enter into the reinsurance agreement. We have also established an internal reinsurance security committee, including members of senior management, which meets quarterly to discuss and approve reinsurance security and evaluate reinsurance recoverables. To protect against our reinsurers' potential inability to satisfy their contractual obligations to us, our reinsurance contracts stipulate a collateral requirement for reinsurance companies that do not meet the financial strength and size requirements described above. These collateral requirements can be met through the issuance of irrevocable letters of credit, the establishment and funding of escrow accounts for our benefit or cash advances paid into a segregated account. In the event collateral is not sufficient, there is no certainty that these reinsurers will be able to provide additional collateral or fulfill their obligations to us.

As of December 31, 2011, we had exposure to our reinsurers of $196.7 million, consisting of reinsurance recoverables on unpaid losses, reinsurance recoverables on paid losses and unearned premiums. Our net exposure (after collateral) to our reinsurers totaled $118.2 million as of December 31, 2011. Included are balances from reinsurance counterparties that may no longer carry a financial strength rating and therefore could present a higher default risk. Because we remain primarily liable to our policyholders for the payment of their claims, in the event that one of our reinsurers under an uncollateralized treaty became insolvent or refused to reimburse us for losses paid, or delayed in reimbursing us for losses paid, our cash flow and financial results could be materially and adversely affected. As of December 31, 2011, our largest net exposure to any one reinsurer was approximately $16.0 million from Partner Reinsurance Company which is rated A+ by A. M. Best Company.

We rely on independent insurance agents and brokers to market our products.

We market most of our insurance products through approximately 500 independent insurance agents and brokers, which we refer to as producers. These producers are not obligated to promote our products and may sell competitors' products. Our profitability depends, in part, on the marketing efforts of these producers and on our ability to offer insurance products and services while maintaining financial strength ratings that meet the requirements of our producers and their customers. The failure or inability of producers to market our insurance products successfully would have a material adverse effect on our business and operating results. As of December 31, 2011, the Company has no individual producers that generate greater than 10% of gross written premiums.

We are subject to credit risk in connection with producers that market our products.

In accordance with industry practice, when the insured pays premiums for our policies to producers, these premiums are considered to have been paid and, in most cases, the insured is no longer liable to us for those amounts, whether or not we actually have received the premiums. Consequently, we assume a degree of credit risk associated with the producers with whom we choose to do business. To date, we have not experienced any material losses related to these credit risks.

Our long-term growth strategy is dependent on several factors, the failure to achieve any one of which may impair our ability to expand our operations or may prevent us from operating profitably.

Our long-term growth strategy includes expanding in our existing markets, entering new geographic markets, creating relationships with new producers and developing new insurance products. In order to generate this growth, we are subject to various risks, including risks associated with our ability to:

- identify insurable risks not adequately served by the standard insurance market;
- maintain adequate levels of capital;
- obtain reinsurance on favorable terms;
- obtain necessary regulatory approvals when writing on an admitted basis;
- attract and retain qualified personnel to manage our expanded operations;
- complete acquisitions of small specialty insurers, general agents or lines of business,
- invest in products and markets that may adversely impact near term results; and
- maintain our financial strength ratings.

Our inability to achieve any of the above objectives could affect our long-term growth strategy and may cause our business and operating results to suffer.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

Our future success will depend, in part, upon the efforts of our executive officers and other key personnel. Our ability to recruit and retain key personnel will depend upon a number of factors, such as our results of operations, business prospects and the level of competition then prevailing in the market for qualified personnel. The loss of any of these officers or other key personnel or our inability to recruit key personnel could prevent us from fully implementing our business strategies and could materially adversely affect our business, financial condition and operating results.

We routinely evaluate opportunities to expand our business through acquisitions of other companies or business lines. There are many risks associated with acquisitions that we may be unable to control.

We evaluate potential acquisition opportunities as a means to grow our business. There are a number of risks attendant to any acquisition. These risks include, among others, the difficulty in integrating the operations and personnel of an acquired company; potential disruption of our ongoing business; inability to successfully integrate acquired systems and insurance programs into our operations; maintenance of uniform standards, controls and procedures; possible impairment of relationships with employees and insureds of an acquired business as a result of changes in management; and that the acquired business may not produce the level of expected profitability. As a result, the impact of any acquisition on our future performance may not be consistent with original expectations, and may impair our business, financial condition and operating results.

Adverse economic factors including recession, inflation, periods of high unemployment or lower economic activity could result in the Company selling fewer policies than expected and/or an increase in premium defaults and/or claim activity which, in turn, could affect the Company's growth and profitability.

Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may impact the number of submissions we receive. In an economic downturn, the degree to which prospective policyholders apply for insurance and fail to pay all balances owed may increase. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce the Company's underwriting profit to the extent these effects are not reflected in the rates charged by the combined company.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write profitable new business, retain existing customers and establish premium rates and reserves at levels sufficient to cover losses and related expenses. Many factors will affect our capital needs and the amount and timing, including our growth and profitability, our claims experience and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions, changes in regulatory requirements and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are unfavorable to us. In the case of equity financings, dilution to our shareholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition and operating results could be adversely affected.

Changes in the value of our investment portfolio may have a material impact on our operating results.

We derive a significant portion of our net earnings from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. As of the year ended December 31, 2011, the fair value of our investment portfolio was $883.1 million and net investment income derived from these assets was $31.3 million. We also incurred net realized gains of $11.0 million in 2011. Our investment portfolio is subject to various risks, including:

- credit risk, which is the risk that our invested assets will decrease in value due to unfavorable changes in the financial prospects or a downgrade in the credit rating of an entity in which we have invested;
- interest rate risk, which is the risk that our invested assets or investment income may decrease due to changes in interest rates;
- pricing risk, which is the risk that we will incur economic loss due to a decline in pricing;
- duration risk, which is the risk that our invested assets may not adequately match the duration of our insurance liabilities;
- liquidity risk, which is the risk that our invested assets cannot be sold due to market conditions or the nature of the security;
- industry sector concentration risk, which is the risk that our invested assets are concentrated in a small number of investment sectors;
- mortgage-backed securities, which may have exposure to sub-prime mortgages although the majority of mortgage-backed securities in the Company's portfolio are issued by Fannie Mae, Freddie Mac or Ginnie Mae; and
- general economic conditions that may negatively impact the volume or income stream from our invested amounts or require that we recognize losses on certain investments.

Our investment portfolio is comprised mostly of fixed-income securities. We do not hedge our investments against interest rate risk and, accordingly, changes in interest rates may result in fluctuations in the value of these investments.

Our investment portfolio is managed by independent, nationally recognized investment management firms, in accordance with detailed investment policies and guidelines established by management and approved by the Board of Directors, that stress preservation of principal with due consideration for income targets and the Company's overall asset/liability strategy. If our investment portfolios are not appropriately matched with the respective insurance and reinsurance liabilities, we may be forced to liquidate investments prior to their maturity at a significant loss in order to fund these liabilities. This might occur, for instance, in the event of a large or unexpected claim or series of claims. Large investment losses could significantly decrease our asset base, thereby affecting our ability to underwrite new business. For more information about our investment portfolio, see "Business-Investments."

We rely upon the successful and uninterrupted functioning of our information technology, information processing and telecommunication systems.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology, information processing and telecommunications systems. We rely on these systems to support our marketing operations, process new and renewal business, provide customer service, make claims payments, and facilitate premium collections and policy cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology, information processing and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for this service exceeds capacity or if the third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. There can be no guarantee that these systems can effectively support our continued growth. Additionally, some of our systems are not fully redundant, and our disaster recovery planning may not account for eventualities which could adversely affect our business. Our current technology initiatives may not provide us with the ability to leverage fixed costs as much as anticipated which could affect our financial results.

We are subject to risks related to litigation.

From time to time, we are subject to lawsuits and other claims arising out of our insurance, reinsurance and former real estate operations. We have responded to the lawsuits we face and, although the outcome of these lawsuits cannot be predicted, we believe that there are meritorious defenses and intend to vigorously contest these claims. Adverse judgments in one or more of these lawsuits could require us to change aspects of our operations in addition to paying significant damage amounts. In addition, the expenses related to these lawsuits may be significant. Lawsuits can have a material adverse effect on our business and operating results, particularly where we have not established an accrual or a sufficient accrual for damages, settlements or expenses. For information on the material litigation in which we are involved, see "Item 3 - Legal Proceedings."

Risk Factors Related to Taxation

Our Bermuda operations may be subject to U.S. tax.

American Safety Insurance Holdings, Ltd., its reinsurance subsidiary, ASRe and its segregated account captive, American Safety Assurance, are organized in Bermuda. Under current U.S. tax law, American Safety Insurance Holdings, Ltd., ASRe and American Safety Assurance are operated in a manner such that they should not be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on some types of U.S. source investment income) because none of these companies should be treated as engaged in a trade or business within the U.S. (and, in the case of ASRe and American Safety Assurance, to be doing business through a permanent establishment within the U.S.). However, because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S. (and what constitutes a permanent establishment under the income tax treaty between the U.S. and Bermuda (the "Bermuda Treaty") as well as the entitlement of ASRe and American Safety Assurance to treaty benefits), there can be no assurances that the U.S. Internal Revenue Service (the "IRS") will not contend successfully that American Safety Insurance Holdings, Ltd., ASRe and/or American Safety Assurance is engaged in a trade or business in the U.S. (or that ASRe or American Safety Assurance is carrying on business through a permanent establishment in the U.S.). If any of American Safety Insurance Holdings,

Ltd., ASRe or American Safety Assurance were considered to be engaged in a trade or business in the U.S., it could be subject to U.S. corporate income taxes on the portion of its earnings effectively connected to such U.S. business, in which case its operating results could be materially adversely affected.

Changes in U.S. federal income tax law could materially adversely affect us.

Legislation has been introduced in the U.S. Congress from time to time intended to eliminate some perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. operations. Changes in federal income tax law could be enacted by the current Congress or future Congresses that could have an adverse impact on our results of operations.

If you acquire 10% or more of the Common Shares, you may be subject to taxation under the "controlled foreign corporation" ("CFC") rules.

Under certain circumstances, a "U.S. 10% shareholder" of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year must include in gross income for U.S. federal income tax purposes that U.S. 10% shareholder's "subpart F income," even if the "subpart F income" is not distributed to that U.S. 10% shareholder. "Subpart F income" of a foreign insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC's country of incorporation.

We believe that because of the dispersion of our Common Share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. person who acquires Common Shares directly or indirectly through one or more foreign entities should be required to include our "subpart F income" in income under the CFC rules of the Code. It is possible that the IRS could challenge the effectiveness of these provisions and that a court could sustain that challenge, in which case, one's investment could be materially adversely affected.

U.S. persons who hold Common Shares may be subject to U.S. federal income taxation at ordinary income rates on their proportionate share of our "related party insurance income" ("RPII").

If the RPII of American Safety Re or American Safety Assurance were to equal or exceed 20% of its gross insurance income in any taxable year and direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of American Safety Re or American Safety Assurance, then a U.S. person who owns any Common Shares (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in income for U.S. federal income tax purposes that person's pro rata share of that company's RPII for the entire taxable year, determined as if that RPII were distributed proportionately only to U.S. persons at that date regardless of whether that income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. Neither American Safety Re nor American Safety Assurance expects gross RPII to equal or exceed 20% of its gross income for 2011 or subsequent years, and neither expects its direct or indirect insureds (including related persons) to directly or indirectly hold 20% or more of its voting power or value, but we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. If these thresholds are met or exceeded, and if you are an affected U.S. person, your investment could be materially adversely affected. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department (the "Treasury Department") in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any of those changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain.

U.S. persons who dispose of Common Shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of their gain, if any.

Section 1248 of the Internal Revenue Code of 1986, as amended (the "Code") provides that if a U.S. person sells or exchanges stock of a foreign corporation and that person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of that person's share of the CFC's earnings and profits (determined under U.S. federal income tax principles) during the period that person held the shares and while the corporation was a CFC (with certain adjustments). We believe that because of the dispersion of our Common Share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. shareholder, other than Fredrick C. Treadway or Treadway Associates, L.P., of American Safety Insurance should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of American Safety Insurance. As a result, American Safety Insurance should not be a CFC and Section 1248 of the Code, as applicable under the general CFC rules, should not apply to dispositions of our shares. It is possible; however, that the IRS could challenge these provisions in our organizational documents and that a court could sustain that challenge. To the extent American Safety Insurance is a CFC, a 10% U.S. Shareholder may in certain circumstances be required to report a disposition of Common Shares by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs.

For purposes of Section 1248 of the Code and the requirement to file Form 5471, special rules apply with respect to a U.S. person's disposition of shares of a foreign insurance company that has RPII during the five-year period ending on the date of the disposition. In general, if a U.S. person disposes of shares in a foreign insurance corporation in which U.S. persons own 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation's gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition may be treated as a dividend to the extent of that person's share of the corporation's undistributed earnings and profits that were accumulated during the period that person owned the shares (whether or not those earnings and profits are attributable to RPII). As a result of these special rules and proposed Treasury Department regulations, the IRS may assert that Section 1248 of the Code and the requirement to file Form 5471 apply to dispositions of Common Shares because American Safety Insurance is engaged in the insurance business indirectly through subsidiaries.

U.S. persons who hold Common Shares will be subject to adverse tax consequences if American Safety Insurance is considered to be a Passive Foreign Investment Company (a "PFIC") for U.S. federal income tax purposes.

If American Safety Insurance is considered a PFIC for U.S. federal income tax purposes, a U.S. person who owns Common Shares will be subject to adverse tax consequences, including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if American Safety Insurance were considered a PFIC, upon the death of any U.S. individual owning Common Shares, that individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares which might otherwise be available under U.S. federal income tax laws. American Safety Insurance does not believe that it is, and does not expect to become, a PFIC for U.S. federal income tax purposes. No assurance can be given, however, that American Safety Insurance will not be deemed a PFIC by the IRS. If American Safety Insurance were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, that guidance would have on an investor that is subject to U.S. federal income taxation.

American Safety Insurance Holdings, Ltd., American Safety Reinsurance, and American Safety Assurance may become subject to Bermuda taxes in the future.

Bermuda currently imposes no income taxes on corporations. American Safety Insurance, American Safety Re and American Safety Assurance have received an assurance from the Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 2011 of Bermuda,(the "Tax Protection Act"), that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of the tax will not be applicable to American Safety Insurance, American Safety Re or American Safety Assurance until 2035. No assurance can be given that American Safety Insurance, American Safety Re or American Safety Assurance will not be subject to any Bermuda tax after that date.

The impact of Bermuda's letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect the Bermuda tax status of American Safety Insurance, American Safety Reinsurance, and American Safety Assurance.

The Organization for Economic Cooperation and Development (the "OECD") has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated April 18, 2002, and updated as of June 2004, Bermuda was not listed as an uncooperative tax haven jurisdiction because it had previously committed to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether these changes will subject us to additional taxes.

Risk Factors Relating to the Property and Casualty Insurance Industry

Our industry is exposed to catastrophic losses.

We are subject to claims arising out of catastrophes that may have a significant effect on the results of operations, and/or financial condition. Catastrophes can be caused by various events, including tornadoes, hurricanes, windstorms, earthquakes, tsunamis, hailstorms, explosions, power outages, severe winter weather, fires and intentional man-made events, such as terrorist attacks. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Insurance companies are not permitted to reserve for catastrophes until such event takes place. Therefore, although we actively manage our exposure through the underwriting process and the purchase of reinsurance protection, a catastrophe or series of catastrophes could have a material adverse impact on our results of operations and/or financial condition. We have exposure to catastrophe in all of our product divisions; including, but not limited to the following: in our E&S division, we underwrite property that is potentially exposed to catastrophe losses; through our assumed reinsurance division we are exposed to catastrophes (hurricane, earthquake, etc.) worldwide but have participated with a finite limit during the treaty period; our ART division's dealer open lot program is catastrophe exposed and this risk has been reinsured subject to our net retention and aggregate limit.

Our industry is exposed to terrorism.

We may also have exposure to losses resulting from acts of terrorism. Even if reinsurers are able to exclude coverage for terrorist acts or price that coverage at rates that we consider unattractive, direct insurers, like us, might not be able to likewise exclude terrorist acts because of regulatory constraints. If this does occur, we could have gap in our reinsurance protection and would be exposed to potential losses as a result of any terrorist acts. These events are inherently unpredictable. It is difficult to predict occurrence of such events with statistical certainty or to estimate the amount of loss per occurrence they will generate. If there is a future terrorist attack, the possibility remains that losses resulting from such event could prove to be material to our financial condition and results of operations. Terrorist acts may also cause multiple claims, and there is no assurance that our attempts to limit our liability through contractual policy provisions will be effective.

Policy pricing in our industry is cyclical, and our financial results are impacted by that cyclicality.

The property and casualty insurance industry has historically been a cyclical industry consisting of both "hard market" periods and "soft market" periods. The excess and surplus lines market historically has tended to move in response to the underwriting cycles in the standard insurance market. Hard market periods are characterized by shortages of underwriting capacity, limited availability of capital, less competition and higher premium rates. Typically, during hard markets, as rates increase and coverage terms become more restrictive, business shifts from the standard insurance market to the excess and surplus lines market as standard insurance market carriers rely on traditional underwriting techniques and focus on their core business lines. In soft markets, business shifts from the excess and surplus lines market to the standard insurance market as standard insurance market carriers tend to change underwriting standards and seek to expand market share by moving into business lines traditionally characterized as "surplus lines."

Our industry is subject to significant and increasing regulatory scrutiny.

In recent years, the insurance industry has been subject to a significant and increasing level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which this compensation has been disclosed, bid rigging and related matters. As a result of these and related matters, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding the relationship between insurance companies and producers. Any changes or further requirements that are adopted by federal, state or local governments could adversely affect our business and operating results.

We operate in a heavily regulated industry, and existing and future regulations may constrain how we conduct our business and could impose liabilities and other obligations upon us.

Insurance Regulation. Our primary insurance and reinsurance subsidiaries, as well as our non-subsidiary risk retention group affiliate, are subject to regulation under applicable insurance statutes of the jurisdictions in which they are domiciled or licensed and write insurance. This regulation may limit our ability to, or speed with which we can, effectively respond to market opportunities and may require us to incur significant annual regulatory compliance expenditures. Insurance regulation is intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies. Insurance regulation relates to authorized business lines, capital and surplus requirements, types and amounts of investments, underwriting limitations, trade practices, policy forms, premium rates, claims practices, mandated participation in shared markets, loss reserve adequacy, insurer solvency, transactions with related parties, changes in control, payment of dividends and a variety of other financial and non-financial components of an insurance company's business. For instance, our domestic insurance subsidiaries are subject to risk-based capital, or RBC, restrictions. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business in light of its size and risk profile. The ratio of a company's actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required. State regulatory authorities use the RBC formula to identify insurance companies which may be undercapitalized and may require further regulatory attention.

Any changes in insurance laws and regulations could materially adversely affect our operating results. For example, the Dodd-Frank Act, enacted in July 2010, created the Federal Insurance Office ("FIO") within the Treasury Department. The FIO is responsible for gathering information and monitoring the insurance industry to identify gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry or U.S. financial system. The FIO also has the authority to recommend changes to state insurance laws and regulations. We are unable to predict whether the FIO will recommend any such changes, whether any states will adopt any such changes, or what effect such changes may have on our insurance operations. In addition, the National Association of Insurance Commissioners (the "NAIC") is considering the adoption of all or part of Solvency II, including minimum capital requirements that could be in excess of our minimum capital requirements established by current state regulations. If the NAIC adopted Solvency II including additional capital requirements, our business and results of operations could be materially impacted. Solvency II is an EU legislative program to be implemented in all 27 Member States, including the UK. It introduces a new, harmonized EU-wide insurance regulatory regime. The legislation replaces 13 existing EU insurance directives. Bermuda has adopted the Bermuda Solvency Requirement (the "BSCR") model, which is a risk based capital model introduced by the Bermuda Monetary Authority (the "BMA"). The BSCR measures risk and determines enhanced capital requirements and a target capital level. As a Class 3 reinsurer, ASRe is not currently subject to the requirements of the BCSR. Any change in ASRe's classification as a Class 3 Reinsurer would subject ASRe to the enhanced capital requirements of the BSCR and could materially impact our operating results. We are unable to predict what additional laws and regulations, if any, affecting our business may be promulgated in the future or how they might be interpreted.

Dividend Regulation. Like other insurance holding companies, American Safety Insurance relies on dividends from its insurance subsidiaries to be able to fulfill its financial obligations. The payment of dividends by these subsidiaries and other intercompany transactions are subject to regulatory restrictions and will depend on the surplus and earnings of these subsidiaries. As a result, insurance holding companies may not be able to receive dividends from their subsidiaries at times and in amounts sufficient to fulfill their other financial obligations. Additionally, as a Bermuda holding company, American Safety Insurance is subject to Bermuda regulatory constraints that will affect its ability to pay dividends on the Common Shares and to make other payments. Under the Companies Act 1981, of Bermuda ("the Companies Act") an insurance holding company may declare or pay a dividend out of distributable reserves only if it has reasonable grounds to believe that it is, and would after the payment be, able to pay liabilities as they become due and if the realizable value of its assets would thereby not be less than the aggregate of its liabilities and issued share capital and share premium accounts. We do not anticipate paying cash dividends on the Common Shares in the near future.

Environmental Regulation. Environmental remediation activities and other environmental risks are heavily regulated by both federal and state governments. Environmental regulation is continually evolving, and changes in the regulatory patterns at federal and state levels may have a significant effect upon potential claims against our insureds and us. These changes also may affect the demand for the types of insurance offered by us and the availability or cost of reinsurance. We are unable to predict what additional laws and regulations, if any, affecting environmental remediation activities and other environmental risks may be promulgated in the future, how they might be applied, and what their impact might be.

The risk factors presented above are all of the ones that we consider to be material as of the date of this annual report on Form 10-K. However, they are not the only risks facing the Company. Additional risks not presently known to us, or which we consider immaterial based on our current knowledge or understanding, may also adversely affect us. There may be risks that a particular investor views differently than we do, and our analysis may be incorrect. If any of the risks that we face actually occurs, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or may make. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our offices are located at 31 Queen Street, 2nd Floor, Hamilton, Bermuda, and the telephone number is (441) 296-8560. The principal corporate offices of our U.S. subsidiaries are located at 100 Galleria Parkway, Suite 700, Atlanta, Georgia 30339, and the telephone number is (770) 916-1908.

Item 3. Legal Proceedings

The Company, through its subsidiaries, is routinely party to pending or threatened litigation or arbitration disputes in the normal course of or related to its business. Based upon information presently available, in view of legal and other defenses available to our subsidiaries, management does not believe that any pending or threatened litigation or arbitration disputes will have any material adverse effect on our financial condition or operating results.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Holders of Common Stock

The Company's common shares trade on the New York Stock Exchange, Inc. under the symbol "ASI." As of March 1, 2012, there were approximately 639 holders of the Company's common shares. The closing price on March 1, 2012, was $19.05.

The following table sets forth the high and low prices per share of the Company's common shares for the periods indicated.

Fiscal Year Ended December 31, 2011	High	Low	Close
First Quarter	$21.95	$18.82	$21.43
Second Quarter	21.52	17.28	19.14
Third Quarter	20.10	16.97	18.40
Fourth Quarter	22.00	17.38	21.75

Fiscal Year Ended December 31, 2010	High	Low	Close
First Quarter	$16.81	$13.26	$16.59
Second Quarter	16.90	14.50	15.72
Third Quarter	16.65	15.11	16.34
Fourth Quarter	22.40	16.20	21.38

Dividends

The Company did not pay any cash dividends during fiscal years 2011 and 2010. Payment of cash dividends in the future will be periodically reviewed by the Board of Directors. As an insurance holding company, the Company's ability to pay cash dividends to its shareholders will depend, to a significant degree, on the ability of the Company's subsidiaries to generate earnings from which to pay cash dividends to American Safety Insurance Holdings, Ltd.

The jurisdictions in which American Safety Insurance Holdings, Ltd. and its insurance and reinsurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers. See "Regulatory Environment" in Item 1 of this report.

Repurchase of Common Stock

On March 2, 2010, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of common stock. Pursuant to this authorization, as of December 31, 2011, the Company had completed the repurchase at a cost of approximately $9.6 million. On January 24, 2012, the Board of Directors authorized the repurchase of up to 500,000 shares of common stock. As of March 1, 2012, no shares have been purchased under this authorization.

Item 6. Selected Financial Data

The table on the following page sets forth selected consolidated financial data with respect to the Company for the periods indicated. The balance sheet and statement of operations data have been derived from the audited consolidated financial statements of the Company. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Report.

	Years Ended December 31				
	2011	2010	2009	2008	2007
	(dollars in thousands except per share data and ratios)				
Statement of Operations Data:					
Gross written premiums	$ 298,545	$ 277,561	$ 253,519	$ 260,384	$ 218,370
Net written premiums	240,618	223,240	164,709	179,865	150,001
Net earned premiums	232,879	200,733	168,517	174,471	148,793
Fee income earned	3,309	4,631	5,448	2,632	2,145
Net investment income	31,338	32,138	30,554	29,591	30,268
Net realized gains (losses)	10,966	2,251	163	(14,348)	(311)
Total revenue	278,539	239,310	204,733	192,322	180,961
Losses and loss adjustment expenses incurred	169,367	120,295	97,646	110,146	91,184
Acquisition expenses	52,506	43,485	37,203	43,484	28,872
Other underwriting expenses	42,230	42,158	38,073	33,882	26,952
Real estate expenses	-	-	-	(2,747)	326
Earnings before income taxes	7,448	28,426	24,866	341	28,929
Net earnings attributable to American Safety Insurance Holdings, Ltd.	10,842	30,508	24,325	310	28,192
Net earnings per share:					
Basic	$ 1.04	$ 2.96	$ 2.36	$ 0.03	$ 2.65
Diluted	$ 1.01	$ 2.87	$ 2.30	$ 0.03	$ 2.56
Common shares used in computing net basic earnings per share	10,394	10,303	10,308	10,459	10,648
Common shares and common share equivalents used in computing net diluted earnings per share	10,739	10,646	10,558	10,686	10,997
Balance Sheet Data (at end of period):					
Total investments excluding real estate	$ 883,099	$ 818,450	$ 750,425	$ 673,739	$ 617,211
Total assets	1,286,532	1,221,253	1,147,660	1,026,364	934,009
Unpaid losses and loss adjustment expenses	680,201	649,641	616,444	586,647	504,779
Unearned premiums	135,059	128,981	124,189	122,259	111,459
Loans payable	39,183	39,183	36,328	38,932	38,646
Total liabilities	951,852	902,719	872,148	806,236	701,622
Total equity	334,680	318,534	275,512	220,128	232,387
GAAP Underwriting Ratios:					
Loss and loss adjustment expense ratio (1)	72.7%	59.9%	57.9%	63.1%	61.3%
Expense ratio (2)	39.3%	40.4%	41.5%	42.9%	36.1%
Combined ratio (3)	112.0%	100.3%	99.4%	106.0%	97.4%
Other Data:					
Return on average shareholders' equity (4)	0.0%	10.9%	10.8%	6.6%	13.5%
Debt to total capitalization ratio (5)	10.7%	11.1%	11.8%	15.2%	14.4%
Net written premiums to equity (6)	0.7X	0.7X	0.6X	0.8X	0.7X

(1) *Loss and loss adjustment expenses ratio*: The loss and loss adjustment expenses ratio, expressed as a percentage of loss and loss adjustment expenses to net earned premiums.

(2) *Expense ratio*: The expense ratio is the ratio, expressed as a percentage, of acquisition and other operating expenses less fee income to net earned premiums. Our reported expense ratio excludes certain holding company expenses such as interest expense as well as other corporate expenses.

(3) *Combined ratio*: The combined ratio is the sum of the losses and loss adjustment expenses ratio and the expense ratio.

(4) *Return on average shareholders' equity*: Return on average shareholders' equity is the ratio, expressed as a percentage, of net earnings, excluding realized gains and losses, net of tax, to the average of the beginning of period and end of period total shareholders' equity, excluding accumulated other comprehensive income.

(5) *Debt to total capitalization ratio*: The debt to total capitalization ratio, is the ratio, expressed as a percentage, of total debt to the sum of total debt and shareholders' equity. The Company's total debt consists solely of trust preferred loans payable.

(6) *Net written premiums to equity:* The net written premiums to equity is the ratio of net written premiums to the total shareholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We segregate our business into two segments: insurance operations and other. The insurance operations are further classified into three divisions: excess and surplus lines (E&S), alternative risk transfer (ART) and assumed reinsurance (Assumed Re). E&S consists of seven product lines: environmental, primary casualty, excess, property, surety, healthcare, and professional liability. ART consists of two product lines: specialty programs and fully funded. Assumed Re consists of property and casualty business assumed from unaffiliated specialty insurers and reinsurers. Other includes lines of business that we no longer underwrite (run-off) and other ancillary product lines. Prior year amounts have been reclassified to conform to the current year presentation.

Within E&S, our environmental insurance products provide general contractor pollution and/or professional liability coverage for contractors and consultants in the environmental remediation industry and property owners. Primary casualty provides general liability insurance for residential and commercial contractors as well as general liability and product liability for smaller manufacturers, distributors, non-habitational real estate and certain real property owner, landlord and tenant risks. Excess provides excess and umbrella liability coverages over our own and other carriers' primary casualty polices. Our property product encompasses surplus lines commercial property business and commercial multi-peril (CMP) policies. Surety provides payment and performance bonds primarily to the environmental remediation and construction industries. Healthcare provides customized liability insurance solutions primarily for long-term care facilities. Professional Liability provides miscellaneous liability and professional liability coverage on both a primary and excess basis. Professional liability coverage is provided to lawyers, insurance agents, and other businesses, while miscellaneous liability coverage is provided to private and not for profit entities and, to a lesser extent, public companies.

In our ART division, specialty programs provide insurance to homogeneous niche groups through third-party program managers. Our specialty programs consist primarily of property and casualty insurance coverages for certain classes of specialty risks including, but not limited to, construction contractors, pest control operators, auto dealers, real estate brokers, consultants, and restaurant and tavern owners. Fully funded policies provide our insureds the ability to fund their liability exposure via a self-insurance vehicle for which we generate fee income. We write fully funded general and professional liability for businesses operating primarily in the healthcare and construction industries.

Our Assumed Reinsurance division offers property and casualty reinsurance products in the form of treaty and facultative contracts targeting specialty insurers, risk retention groups and captives. We provide this coverage on an excess of loss and, to a lesser extent, a quota share basis. We reinsure casualty business, which includes medical malpractice, general liability, commercial auto, professional liability and workers' compensation. The assumed reinsurance division also participates in one property catastrophe treaty that provides a maximum of $15 million of coverage over the treaty period. The treaty covers world-wide property catastrophe losses including hurricanes and earthquakes. Our subsidiary, American Safety Reinsurance, Ltd., focuses on treaty reinsurance for captives, Risk Retention Groups and specialty insurance companies. Lines of business written include medical malpractice, general liability across multiple sectors, commercial automobile liability, professional liability, workers compensation and one property catastrophe treaty that provides a finite limit over the exposure period. Business is sourced from a combination of London, U.S. and Bermuda based reinsurance brokers. The portfolio is a spread of smaller treaties across multiple lines of business written on both an excess of loss and quota share basis.

Our Other segment includes lines of business that we have placed in run-off, such as workers' compensation, excess liability insurance for municipalities, other commercial lines, real estate and other ancillary product lines.

The Company measures segments using net income, total assets and total equity. The reportable insurance divisions are measured based on underwriting profit (loss) and pre-tax operating income (loss).

The following information is presented on the basis of GAAP accepted in the United States of America and should be read in conjunction with "Business" and "Risk Factors," and our consolidated financial statements and the related notes included elsewhere in this report. All amounts and percentages are rounded.

Consolidated Results of Operations

For the year ended December 31, 2011, we reported net earnings of $10.8 million or $1.01 per diluted share compared to 2010 net earnings of $30.5 million or $2.87 per diluted share. Net earnings for 2011 include pre-tax realized net gains from investments of $11.0 million and pre-tax net reserve strengthening of $33.6 million. Of the $33.6 million, $13.4 million relates to prior accident years and $20.2 million relates to current accident year losses that exceeded our expectations either due to catastrophes, weather events or reported losses being higher than expected. Net earnings for 2010 of $30.5 million include pre-tax net realized gains of $2.3 million and net loss reserve development of $0.4 million.

The following table sets forth the Company's consolidated premium and total revenue information:

	Years Ended December 31,		
	2011	2010	2009
	(dollars in thousands)		
Net earned premiums:			
Excess and Surplus	$119,225	$102,907	$ 91,970
Alternative Risk Transfer	60,667	53,752	40,612
Assumed Reinsurance	52,988	44,081	36,026
Runoff	(1)	(7)	(91)
Total Net Earned Premiums	$232,879	$200,733	$168,517
Net investment income	31,338	32,138	30,554
Net realized gains	10,966	2,251	163
Fee Income	3,309	4,631	5,448
Other income (expense)	47	(443)	51
Total Revenues	$278,539	$239,310	$ 204,733

The following table sets forth the Company's consolidated expenses:

	Years Ended December 31,		
	2011	2010	2009
	(dollars in thousands)		
Total Expenses:			
Loss and loss adjustment expenses	$ 169,367	$ 120,295	$ 97,646
Acquisition expenses	52,506	43,485	37,203
Other underwriting expenses	42,230	42,158	38,073
Interest expense	1,444	2,677	3,193
Corporate and other expenses	2,262	2,826	3,375
Total expenses	$ 267,809	$ 211,441	$179,490

The following table sets forth the components of the Company's insurance operations GAAP combined ratio for the periods indicated:

	Years Ended December 31,		
	2011	2010	2009
Insurance operations:			
Loss & loss adjustment expense ratio	72.7%	59.9%	57.9%
Expense ratio	39.3%	40.4%	41.5%
Combined ratio	112.0%	100.3%	99.4%

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Net Earned Premiums

Net earned premiums totaled $232.9 in 2011 compared to $200.7 million in 2010, an increase of 16.0%. E&S totaled $119.2 million, a 15.8% increase from $102.9 million the same period in 2010; ART increased to $57.3 million, a 12.9% increase over the 2010 period; Assumed Reinsurance totaled $53.0 million, a 20.2% increase from 2010. The increase in earned premium for the E&S lines division was due to increased production across all product lines but driven primarily by excess, professional liability, property, and healthcare product lines. The ART division's increase in net earned premiums was due primarily to the growth in programs during 2010 and 2011. This growth included a dealer open lot program as well as hospitality programs, some of which have been non-renewed or moved to other carriers in 2012. As a result, 2012 net earned premiums for the ART division are expected to decrease. The Assumed Reinsurance division's increase in net earned premiums was due to continued increased writings in targeted classes of business during 2010 and 2011.

Net Investment Income

Net investment income decreased 2.5% to $31.3 million for the year ended December 31, 2011, compared to $32.1 million for 2010 due to lower yields on increased average invested assets. Yield compression during 2011 impacted investment income as cash flow and portfolio maturities were reinvested at lower rates. Average invested assets increased to $850.8 million as of December 31, 2011, from $784.4 million as of December 31, 2010. The average pre-tax investment yield was 4.1% for 2011.

Net Realized Gains

Net realized gains for the period ended December 31, 2011, were $11.0 million as compared to $2.3 million in 2010. The Company sold fixed maturity securities with proceeds of $342.6 million and $191.5 million generating realized gains of $11.0 million and $2.0 million in 2011 and 2010, respectively.

Fee Income

Fee income earned decreased to $3.3 million for the year ended December 31, 2011, from $4.6 million in 2010 due to less opportunity in the risk transfer market and the sale of a wholly owned agency subsidiary in 2010.

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses totaled $169.4 million, or 72.7%, of net earned premiums for the year ended December 31, 2011, compared to $120.3 million and 59.9% in 2010. 2011 results include $13.3 million of development to prior year loss reserves as shown below.

The table below sets forth the prior year reserve development for the years ended December 31, 2011 and 2010 (dollars in millions):

	Years Ended December 31,	
(Favorable) Unfavorable	2011	2010
E & S	$(10.2)	$(2.4)
Alternative Risk Transfer	12.1	2.7
Reinsurance	9.4	1.5
Runoff	2.0	(1.4)
Total	$13.3	$0.4

The $10.2 million of favorable development in the E&S division was primarily attributable to construction business (not construction defect). The $12.1 million of unfavorable development in the ART division was attributable to one program terminated in 2011. The $9.4 million in development in the Reinsurance division was attributable to two contracts that have been non-renewed.

Also during 2011, the Company's loss ratio included adjustments to the current accident year of $20.2 million. The ART division accounted for $11.5 million due to increased loss activity primarily in one program and assumed reinsurance accounted for $7.4 million due to catastrophes.

See "Business-Losses and Loss Adjustment Expenses Reserves" and Note 13 to the Company's consolidated financial statements for additional information regarding the Company's reserves for unpaid losses and loss adjustment expenses.

Acquisition Expenses

Acquisition expenses are commissions paid to our producers, offset by ceding commissions we receive from our reinsurers. Acquisition expenses also include premium taxes paid to states in which we are admitted to conduct business. Acquisition expenses increased to $52.5 million for the year ended December 31, 2011, as compared to $43.5 million for the same period of 2010. The increase year over year is the result of growth in gross written premiums in 2011 of $298.5 million as compared to $277.6 million in 2010. As a percentage of net earned premiums acquisition costs were constant for both years at approximately 22%.

Corporate and Other Underwriting Expenses

Corporate and other underwriting expenses were $44.5 million for the year ended December 31, 2011, compared to $45.0 million for the same 2010 period as lower salary and related costs were offset by higher technology costs.

Income taxes

The income tax benefit totaled $(3.4) million and $(2.1) million for the years ended December 31, 2011 and 2010, respectively. In 2010, $1.6 million of the remaining valuation allowance established in 2008 was reversed. Additionally, as shown below, a larger percentage of our earnings for 2011 and 2010 were generated in Bermuda. Also contributing to the tax benefit were losses incurred in primarily the ART division which are retained in the U.S.

The U.S. group is currently under an Internal Revenue Service examination for the period ended December 31, 2009. We do not expect any material financial statement impact as a result of the examination.

Operations by Geographic Location

The Company operates through its subsidiaries in the U.S. and Bermuda. Significant differences exist in the regulatory environment in each country. The table below depicts the Company's operations by geographic location for the years ended December 31, 2011 and 2010 (dollars in thousands):

December 31, 2011	U.S.	Bermuda	Total
Income Tax	$ (3,394)	$ -	$ (3,394)
Net earnings (loss) attributable to American Safety Insurance Holdings, Ltd.	$ (7,029)	$ 17,871	$ 10,842
Assets	$ 671,619	$ 614,913	$1,286,532
Equity	$ 106,688	$ 227,991	$ 334,680

December 31, 2010	U.S.	Bermuda	Total
Income Tax	$ (2,082)	$ -	$ (2,082)
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$ 918	$ 29,590	$ 30,508
Assets	$ 652,108	$ 569,145	$1,221,253
Equity	$ 99,372	$ 219,162	$ 318,534

Net Earnings attributable to American Safety Insurance Holdings, Ltd. Net earnings attributable to American Safety Insurance Holdings, Ltd., from Bermuda operations decreased to $17.9 million for the year ended December 31, 2011, compared to $29.6 million for 2010, due to loss reserve strengthening previously discussed and increased catastrophe losses during 2011. The U.S. operations net loss attributable to American Safety Insurance Holdings, Ltd., of $7.0 million for the year ended December 31, 2011, compared to earnings of $0.9 million for 2010.

Assets. Assets attributable to the Bermuda operations increased to $614.9 million at the end of 2011 compared to $569.1 million at the end of 2010. This increase is primarily due to cash flow from operations and increased market values of investments. Assets attributable to the U.S. operations at the end of 2011 increased to $671.6 million as compared to $652.1 million at the end of 2010 due primarily to increased market values of investments.

Equity. Equity in the Bermuda operations was $228.0 million at the end of 2011 compared to $219.2 million at the end of 2010. The increase is due to net earnings coupled with an increase in net unrealized gains associated with the investment portfolio. Equity of U.S. operations increased to $106.7 million at the end of 2011 from $99.4 million at December 31, 2010, due to net unrealized gains in the investment portfolio.

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

The combined ratio for 2010 was 100.3% with an increase in the loss ratio offsetting an improvement in the expense ratio. The 2010 loss ratio increased to 59.9% compared to 57.9% in 2009 while the expense ratio decreased from 41.5% to 40.4% in 2010. The loss ratio increased as a result of prior accident year loss reserve development discussed under "Loss and Loss Adjustment Expenses" and higher than expected property losses in 2010 within the E&S and ART divisions. The reduction in the expense ratio is primarily due to economies of scale associated with the growth in premiums which was partially offset by lower fee income.

Net Earned Premiums

Net earned premiums totaled $200.7 in 2010 compared to $168.5 million in 2009, an increase of 19.1%. E&S totaled $102.9 million, an 11.8% increase from $92.0 million the same period in 2009; ART added $13.1 million, a 32.4% increase over the 2009 period; Assumed Reinsurance totaled $44.1 million, a 22.4% increase from 2009. The increase in earned premium for the E&S lines division was due to growth in product lines added since 2006 such as property, surety, excess and products liability, and professional liability. The Alternative Risk Transfer division's increase in net earned premium was due primarily to the addition of a dealer open lot program. The Assumed Reinsurance division's increase in net earned premium was due to continued penetration in targeted classes of business such as medical malpractice, professional liability, and general liability.

Fee Income

Fee income earned decreased to $4.6 million for the year ended December 31, 2010, compared to $5.4 million for 2009 due to less opportunity in the risk transfer market and the sale of a wholly owned agency subsidiary in 2010 that produced fee income during all of 2009.

Net Investment Income

Net investment income increased 5.2% to $32.1 million for the year ended December 31, 2010, compared to $30.6 million for 2009 due to increased average invested assets generated by operating cash flow of $59.6 million. Yield compression during 2010 impacted investment income as cash flow and portfolio maturities were reinvested at lower rates. Average invested assets increased to $784.4 million as of December 31, 2010, from $712.1 million as of December 31, 2009. The average pre-tax investment yield decreased to 4.1% for 2010 from 4.3% for 2009.

Net Realized Gains

Net realized gains for the period ended December 31, 2010, were $2.3 million as compared to $0.2 million in 2009.

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses totaled $120.3 million, or 59.9%, of net earned premiums for the year ended December 31, 2010, compared to $97.6 million and 57.9% in 2009. 2010 results include $0.4 million of development to prior year loss reserves as shown below.

The table below sets forth the prior year reserve development for the years ended December 31, 2010 and 2009 (dollars in millions):

	Years Ended December 31,	
(Favorable) Unfavorable	2010	2009
E & S	$ (2.4)	$ (12.6)
Alternative Risk Transfer	2.7	1.5
Assumed Reinsurance	1.5	5.7
Runoff	(1.4)	0.9
Total	$ 0.4	$ (4.5)

The $2.4 million of favorable development in the E&S division resulted from $9.9 million of favorable development in the construction product (not construction defect) that was partially offset by unfavorable development in the environmental, property, and healthcare products. The $2.7 million of unfavorable development in the ART division was attributable primarily to professional liability and habitational products while the assumed reinsurance adverse development related primarily to two professional liability treaties.

Favorable development recognized in 2009 with respect to prior accident years was primarily in the E&S division. Construction general liability business, excluding construction defect, for accident years 2006 and prior, recognized favorable development of $14.1 million, which was offset by adverse development in the ART and Reinsurance division. The development within the ART division was primarily attributable to a discontinued program. The development for the Assumed Re division was primarily attributable to one D&O contract written in 2007 that we terminated in 2008.

See "Business-Losses and Loss Adjustment Expenses Reserves" and Note 13 to the Company's consolidated financial statements for additional information regarding the Company's reserves for unpaid losses and loss adjustment expenses.

Acquisition Expenses

Acquisition expenses are commissions paid to our producers, offset by ceding commissions we receive from our reinsurers. Acquisition expenses also include premium taxes paid to states in which we are admitted to conduct business. Acquisition expenses increased to $43.5 million for the year ended December 31, 2010, as compared to $37.2 million for the same period of 2009, but, as a percentage of net earned premiums, decreased to 21.7% for the year ended December 31, 2010, compared to 22.1% for the same period of 2009. The dollar increase year over year is the result of growth in gross written premiums in 2010 as compared to 2009 while the percentage decrease is primarily attributable to reduced reinsurance costs and higher retentions.

Corporate and Other Underwriting Expenses

Corporate and other underwriting expenses increased 10.7% to $45.0 million for the year ended December 31, 2010, compared to $41.4 million for the same 2009 period. Payroll increased primarily due to the addition of new underwriting teams. Other underwriting expenses increased as a result of the increase in the reinsurance recoverable allowance by $2.5 million.

Income taxes

Income tax expense totaled $(2.1) million and $0.5 million for the years ended December 31, 2010 and 2009, respectively. In 2010, $1.6 million of the remaining valuation allowance established in 2008 was reversed. Additionally, as shown below, a larger percentage of our earnings for 2010 were generated in Bermuda.

Operations by Geographic Location

The Company operates through its subsidiaries in the U.S. and Bermuda. Significant differences exist in the regulatory environment in each country. The table below depicts the Company's operations by geographic location for the years ended December 31, 2010 and 2009 (dollars in thousands):

December 31, 2010	U.S.	Bermuda	Total
Income Tax	$ (2,082)	$ -	$ (2,082)
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$918	$ 29,590	$ 30,508
Assets	$ 652,108	$ 569,145	$1,221,253
Equity	$ 99,372	$ 219,162	$ 318,534

December 31, 2009	U.S.	Bermuda	Total
Income Tax	$ 541	$ -	$ 541
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$ 4,000	$ 20,325	$ 24,325
Assets	$ 602,629	$ 545,031	$1,147,660
Equity	$ 94,384	$ 181,128	$ 275,512

Net Earnings attributable to American Safety Insurance Holdings, Ltd. Net earnings attributable to American Safety Insurance Holdings, Ltd., from Bermuda operations increased to $29.6 million for the year ended December 31, 2010, compared to $20.3 million for 2009, due to improved loss ratios in the Bermuda operations. The U.S. operations net earnings attributable to American Safety Insurance Holdings, Ltd., of $0.9 million for the year ended December 31, 2010, compared to $4.0 million for 2009. In 2010, the U.S. operations incurred a $2.2 million charge related to reinsurance balances recoverable in addition to the loss reserve development in the ART division.

Assets. Assets attributable to the Bermuda operations increased to $569.1 million at the end of 2010 compared to $545.0 million at the end of 2009. This increase is primarily due to cash flow from operations and increased market values of investments. Assets attributable to the U.S. operations at the end of 2010 increased to $652.1 million as compared to $602.6 million at the end of 2009 due to positive cash flow from operations for 2010 and increased market values of investments.

Equity. Equity in the Bermuda operations was $219.2 million at the end of 2010 compared to $181.1 million at the end of 2009. The increase is due to net earnings coupled with an increase in net unrealized gains associated with the investment portfolio. Equity of U.S. operations increased to $99.4 million at the end of 2010 from $94.4 million at December 31, 2009, primarily due to net unrealized gains in the investment portfolio and 2010 net earnings.

Fair Value Measurements

As management is ultimately responsible for determining the fair value measurements for all securities, we selectively validate prices received by comparing the fair value estimates to our knowledge of the current market and investigate prices deemed not to be representative of fair value. Assets measured at fair value on a recurring basis are summarized below:

As of December 31, 2011
Fair Value Measurements Using
(dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed maturities	$ 24,065	$ 791,934	$ -	$ 815,999
Equities securities	2,932	-	6,751	9,683
Short term investments	57,417	-	-	57,417
Total	$ 84,414	$ 791,934	$ 6,751	$ 883,099

Level 3 Financial Instruments	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (dollars in thousands) Fixed Maturities	Equities
Balance at December 31, 2010	$ -	$ 5,082
Total gains (losses) (realized/unrealized):	-	-
Included in earnings	-	-
Included in other comprehensive income	-	(175)
Net purchases, sales & distributions	-	1,844
Net transfers in (out of) Level 3	-	-
Balance at December 31, 2011	$ -	$ 6,751
Change in net unrealized losses relating to assets still held at reporting date	-	(175)

On a quarterly basis, we evaluate whether the fair values of the Company's individual securities are other-than-temporarily impaired when the fair value is below amortized cost. To make this assessment we consider several factors including (i) our intent and ability to hold the security, (ii) the potential for the security to recover in value, (iii) an analysis of the financial condition of the issuer, (iv) an analysis of the collateral structure and credit support of the security, if applicable, (v) the time during which there has been a decline below cost, and (vi) the extent of the decline below cost. If we conclude a security is other-than-temporarily impaired, we write down the amortized cost of the security to fair value, with a charge to net realized investment losses in the Consolidated Statements of Operations.

After a review of the individual securities in the investment portfolio, the Company did not record net realized losses due to other-than-temporary-impairment on one fixed maturity. The analysis to determine other-than-temporary-impairment was completed on all securities with additional focus on securities with unrealized losses greater than 30% of book value and securities whose unrealized loss was greater than 20% of book value for more than three months.

Liquidity and Capital Resources

The Company meets its cash requirements and finances its growth principally through cash flows generated from operations. The Company's primary sources of short-term cash flow are premium writings and investment income. The Company has experienced both a reduction in premium rates due to competition and overall market conditions and a reduction in investment yields due to declines in interest rates. Short-term cash requirements relate to claims payments, reinsurance payments, commissions, salaries, employee benefits and other operating expenses. Due to the uncertainty regarding the timing and amount of settlements of unpaid claims, the Company's future liquidity requirements may vary; therefore, the Company has structured its investment portfolio maturities to mitigate the variations in those factors. The Company believes its current cash flows are sufficient for the short-term needs of its business and its invested assets are sufficient for the long-term needs of its insurance business.

Net cash provided by operations was $61.9 million for the year ended December 31, 2011, and $59.6 million for the year ended December 31, 2010.

Our ability to pay future dividends to shareholders will depend, to a significant degree, on the ability of our subsidiaries to generate earnings from which to pay dividends. The jurisdictions in which we and our insurance and reinsurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers. The Company has not paid dividends in the past and does not anticipate paying dividends on the common shares in the near future.

Contractual Obligations

Our contractual obligations (in thousands of dollars) as of December 31, 2011, were:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Loans Payable	$ 39,183	$ -	$ -	$ -	$ 39,183
Interest [1]	36,013	1,591	4,773	3,182	26,467
Operating leases	4,015	1,845	2,136	34	-
Gross loss reserves [2]	680,201	124,794	185,167	97,599	272,641
Total contractual Obligations	$ 759,412	$ 128,230	$ 192,076	$ 100,815	$ 338,291

(1) The above table includes all interest payments through the expiration of debt instruments. All amounts are reflected based on final maturity dates. Variable rate interest obligations are estimated based on current interest rates. As a result of applying interest rates based on the current LIBOR rate plus the contractual spread for each capital trust, the interest rates were 4.7%, 4.5% and 4.0% for American Safety Capital Trust, American Safety Capital Trust II and American Safety Capital Trust III, respectively as of December 31, 2011. These rates are used to calculate the variable interest rate obligations through maturity.

(2) The above table includes the expected settlement of our gross loss reserves. The Company relies on reinsurance to reduce current risk exposures. The expected payout of gross loss reserves net of reinsurance recoverables is as follows: total $506.9 million; $93.0 million less than a year; $138.0 million 1-3 years, $72.7 million; 3-5 years and $203.2 million; more than 5 years. More information about our unpaid loss and loss adjustment expenses appears in Note 13 to our consolidated financial statements.

For these purposes, routine purchases of services, including insurance, that are expected to be used in the ordinary course of the Company's business have been excluded. More information about our contractual obligations appears in Notes 8 and 12 to our consolidated financial statements.

Recent Accounting Pronouncements

See Note 1(m), "Summary of Significant Accounting Polices," to the Company's consolidated financial statements included herein for a discussion on recent accounting pronouncements.

Critical Accounting Policies

The accounting policies described below are those we consider critical in preparing our financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used and there is no assurance that actual results will not differ materially from the estimates.

Investments. We routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with the Securities and Exchange Commission ("SEC"), Accounting for Non-Current Marketable Equity Securities; ASC-320-10-05, Accounting for Certain Investments in Debt and Equity Securities; and Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments; and related guidance. The identification of distressed investments and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors including but not limited to:

- percentage decline in value and the length of time during which the decline has occurred;
- recoverability of principal and interest;
- market conditions;
- ability and intent to hold the investment to recovery;
- a pattern of continuing operating losses of the issuer;
- rating agency actions that affect the issuer's credit status;
- adverse changes in the issuer's availability of production resources, revenue sources, technological conditions; and
- adverse changes in the issuer's economic, regulatory or political environment.

The Company routinely monitors and evaluates the difference between the cost and fair value of its investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary ("OTTI"). For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and evaluation for a potential recovery in market value, among other factors. This process is not exact and further requires consideration of risks such as credit risk and interest rate risk. Therefore, if an investment's cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate.

The OTTI is split between a credit loss portion and a portion due to other factors like liquidity and market interest rate changes. The credit portion of the OTTI is the difference between the amortized cost of the debt security and the present value of the estimated cash flows to be received from the security and is charged to expense. The non-credit portion is recorded in a new category of other comprehensive income ("OCI"), net of applicable deferred taxes, separately from unrealized gains and losses on available-for-sale ("AFS") securities.

We determine the fair values of certain financial instruments based on the fair value hierarchy established in Statement of Financial Accounting Standard 157, "Fair Value Measurements" ("ASC 820-10-15"). ASC 820-10-15 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1: quoted price (unadjusted) in active markets for identical assets.

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumption about the assumptions that market participants would use in pricing an asset or liability.

ASC 820-10-15 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Our Level 1 instruments are primarily U.S. Treasuries, money market funds and equity securities listed on stock exchanges. We use quoted prices for identical instruments to measure fair value.

Our Level 2 instruments include most of our fixed income securities, which consist of U.S. government agency securities, municipal bonds, certain corporate debt securities, and certain mortgage and asset-backed securities. We measure fair value of our Level 2 instruments using quoted prices of securities with similar characteristics.

Our Level 3 instruments include privately held equity securities. Fair value is based on internally developed criteria that use assumptions or other data that are not readily observable from objective sources.

The Company routinely monitors and evaluates the difference between the cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and evaluation for a potential recovery in market value, among other factors. As a result, management concluded that the recoverability of the principal and interest on these investments is reasonably assured and no additional impairments needed to be recognized.

At December 31, 2011, mortgage backed securities comprised 30.7% of the entire portfolio. As of December 31, 2011, 99.8% of our mortgage-backed securities are issued by agencies of the U.S. Government or government sponsored entities. The Company's investment in corporate debt securities totaled $326.9 million, or 37.0% of the entire portfolio, with $149.2 million in the industrial sector, $110.3 million in the financial sector, $57.4 million in utilities and $10.0 million in other securities. U.S. Government securities were 2.8% of the total portfolio.

Reserves. Claims made policies provide coverage for claims that are incurred and reported during the policy period. Insurance policies and reinsurance treaties can be occurrence based and therefore may be subject to claims brought years after an incident has occurred or the policy period has ended. We are required to maintain reserves to cover the unpaid portion of our ultimate liability for losses and loss adjustment expenses with respect to (i) reported claims and (ii) incurred but not reported (IBNR) claims. An actuarial analysis is performed annually to estimate all of our unpaid losses and loss adjustment expenses under the terms of our contracts and agreements. In evaluating whether the reserves are adequate for unpaid losses and loss adjustment expenses, it is necessary to project future losses and loss adjustment expenses payments. It is probable that the actual future losses and loss adjustment expenses will not develop exactly as projected and may, in fact, vary materially from the projections.

With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new information becomes available, appropriate adjustments are made to reserves. See “Business-Losses and Loss Adjustment Expense Reserves” for a description of reserve methodology.

Short-tail business is generally characterized by the industry as business for which claims are received and settled within one year. Our total net reserves for short tail business as generally defined by the industry, as of December 31, 2011, were approximately 3.4% of total net reserves. In the aggregate, our primary long-tail lines are construction, where we offer general liability insurance to construction contractors and environmental where we offer general liability and professional liability insurance to environmental contractors and consultants.

Because the Company’s loss reserves are primarily comprised of long-tail business, current year ultimate losses are developed using mostly the expected loss ratio method. The method is appropriate because there are very few claims reported from the most recent accident year for long-tail lines of business. The expected loss ratio is determined based on the review of the projected ultimate loss ratios for similar risks from the prior years. At December 31, 2011, the carried loss and loss adjustment expense reserves for accident years prior to 2008 were determined largely based on the indications produced by the Bornhuetter-Ferguson method or loss development factor method because of the additional claims experience gained as the business line matures.

On a quarterly basis, the Company's internal actuary performs a review of our major lines of business. The evaluation entails the examination of our current actuarial assumptions compared to actual claim activity. If there is a material deviation from actual emerged losses and the actuarially determined expected losses, further research is completed to determine the cause. Discussions with the claims staff and the underwriting staff relative to these deviations, in some cases, reveal trends that warrant modifications of the current assumptions about loss development patterns and or expected loss ratios.

As part of our year-end process, the Company has an external actuarial firm review the analysis prepared by our internal actuary and issues an actuarial opinion on the insurance operating companies' carried loss and loss adjustment expense reserves.

The carried gross loss reserves by division are as follows (in thousands of dollars):

December 31, 2011

	Loss		Loss Adjustment Expenses		Total
	Case	IBNR	Case	IBNR	Case and IBNR
E & S	$ 58,860	$ 189,825	$ 17,415	$ 100,996	$ 367,096
ART	56,133	79,712	8,735	49,852	194,432
Assumed Reinsurance	37,070	54,508	1,671	13,613	106,862
Runoff	6,492	2,444	2,719	156	11,811
Total	$ 158,555	$ 326,489	$ 30,540	$ 164,617	$ 680,201

December 31, 2010

	Loss		Loss Adjustment Expenses		Total
	Case	IBNR	Case	IBNR	Case and IBNR
E & S	$ 53,691	$ 201,856	$ 18,606	$ 106,154	$ 380,307
ART	46,848	62,364	8,855	57,706	175,773
Assumed Reinsurance	24,489	43,626	528	10,906	79,549
Runoff	5,881	4,308	355	3,468	14,012
Total	$ 130,909	$ 312,154	$ 28,344	$ 178,234	$ 649,641

In addition to evaluating the loss reserves on all exposures on a combined basis the actuarial staff evaluates reserves for each of the following exclusive categories: (1) construction defect claims in California; (2) construction defect in all other states; (3) commercial and residential contractors claims other than construction defects; (4) claims in New York state; (5) claims from product liability exposures; (6) claims from habitational risks; and (7) claims from miscellaneous risks.

Construction defect claims in general have a higher frequency, a lower severity and a longer reporting period than other types of claims. The construction defect exposures in California were analyzed separately from other states because of the state's relatively longer statute which makes the claim reporting period longer, and the litigious environment, which potentially increases the per claim cost. The Company wrote New York commercial contractor risks in 1999, 2000 and 2001. Due to the short amount of time we wrote this business and the higher severity with respect to these New York claims, the reserves for these exposures are estimated separately. Products liability claims tend to be severe and can be reported over an extended period.

Environmental exposures may involve bodily injury and property damage claims. These claims tend to be reported sooner but take longer to settle because often times multiple parties are involved in a claim. The loss development patterns and the expected loss ratios are estimated based on our internal trend analysis.

Variability of Loss Reserves Based on Reasonably Likely Assumptions

A number of assumptions were made in the determination of the best reserve estimates for each line of business at December 31, 2011. The key assumptions among them were the expected loss ratios and loss development patterns. If the actual future losses and loss adjustment expenses develop materially differently from those key assumptions, there could be a potential for significant variation in the development of loss reserves. The effect of any specific assumptions can vary by accident year and line of business. We performed sensitivity analyses that tested the effects on the loss reserve position of using alternative loss ratios and loss development patterns rather than those actually used in determining the net carried reserve at December 31, 2011. The tests addressed each major line of business for which a material deviation to the overall reserve position is possible and used what we believed was a reasonably likely range of potential deviation for each line of business. If our net carried reserves were to decrease from our best estimate, this would increase our net earnings, while an increase in our net carried reserves would decrease our earnings.

The following table displays the resulting range of possible deviation of the net carried reserves for each division at December 31, 2011 (in thousands of dollars):

		Possible Amount Change From The Carried Reserves		Possible Percentage Change From The Carried Reserves	
	Net Carried Reserves	(Decrease)	Increase	(Decrease)	Increase
E & S Lines:	$301,779	$(42,249)	$ 45,267	(14.0)%	15.0%
ART	92,683	(20,390)	21,317	(22.0)	23.0
Assumed Reinsurance	102,887	(26,751)	34,982	(26.0)	34.0
Runoff	9,585	(1,917)	1,917	(20.0)	20.0
Total Net Reserves	$506,934	$(91,307)	$103,483	(18.0)%	20.0%

Ceded Reinsurance. Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders. We continuously monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from troubled or insolvent reinsurers. We believe that current reserve levels for uncollectible reinsurance are sufficient to cover our exposures.

The following table depicts the effects on our financial position and results of operations of our ceded reinsurance activities (in thousands of dollars):

	Years Ended December 31,		
	2011	2010	2009
Shareholders' equity as reported	$334,680	$318,534	$275,512
Net effects of reinsurance	(13,942)	(17,374)	11,993
Shareholders' equity without reinsurance	348,622	335,908	287,505
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$ 10,842	$ 30,508	$ 24,325
Effects of reinsurance	(13,942)	(17,374)	11,993
Net earnings attributable to American Safety Insurance Holdings, Ltd. without reinsurance	$ 24,784	$ 47,882	$ 36,318
Net cash flow from operations	$ (11,689)	$ (3,178)	$ 28,782

See Part I "Ceded Reinsurance" for additional discussion relative to reinsurance coverage.

Acquisition Costs. We defer commissions and premium taxes that are related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the written premiums as well as investment income.

Deferred Income Taxes. The majority of our deferred taxes associated with our premium writings will be realized over the policy period and payout of related claims. We believe it is more likely than not that we will realize the full benefit of our deferred tax assets, except for deferred tax assets associated with American Safety RRG. See Note 5 to the Company's consolidated financial statements for additional information on deferred tax assets.

Recognition of Premium Income. Our premiums are primarily estimated based upon the annual revenues of the underlying insureds or other factors specific to the class of business. Additional or return premiums are recognized for differences between provisional premiums billed and ultimate premiums due when a final audit is complete after the policy has expired. Our premiums are earned ratably over the policy period with unearned premium calculated on a pro rata basis over the lives of the underlying coverages. The Company reviews the collectability of its premium receivables on a quarterly basis.

Income Taxes

We are incorporated under the laws of Bermuda and, under current Bermuda law, are not obligated to pay taxes in Bermuda based upon income or capital gains. We have received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of The Exempted Undertakings Tax Protection Act 1966, which exempts us and our shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate, duty or inheritance until 2035. Exclusive of our United States subsidiaries, we do not consider ourselves to be engaged in a trade or business in the United States and accordingly, do not expect to be subject to direct United States income taxation. Our U.S. subsidiaries are subject to taxation in the United States.

Impact of Inflation

Property and casualty insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such amounts, is known. Substantial future increases in inflation could result in increased interest rates, which, in turn, are likely to result in a decline in the market value of the Company's investment portfolio and result in unrealized losses and/or reductions in shareholders' equity. Inflation can also impact our ultimate losses and we consider such in evaluating our loss and loss adjustment expense reserves. However, inflation could materially impact our financial results.

Forward Looking Statements

This report contains forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, including insurance market conditions, premium growth, acquisitions and new products and the impact of new accounting standards. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially, including competitive conditions in the insurance industry, levels of new and renewal insurance business, developments in loss trends, adequacy and changes in loss reserves and actuarial assumptions, timing or collectability of reinsurance recoverables, market acceptance of new coverages and enhancements, changes in reinsurance costs and availability, potential adverse decisions in court and arbitration proceedings, the integration and other challenges attendant to acquisitions, and changes in levels of general business activity and economic conditions.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign exchange rates and commodity prices. Our consolidated balance sheets include assets whose estimated fair values are subject to market risk. The primary market risks to us are interest rate and credit risk associated with our investments. We have no direct commodity or foreign exchange risk as of December 31, 2010. The estimated fair value of our investment portfolio at December 31, 2011, was $883.1 million, of which 98.9% was invested in fixed maturities and short-term investments and 1.1% was invested in equities.

Interest Rate Risk. Our fixed income holdings are invested predominantly in high quality government, corporate, asset backed and municipal bonds with relatively short durations. The fixed income portfolio is exposed to interest rate fluctuations; assuming all other factors remain constant as interest rates rise, their fair values decline and as interest rates fall, their fair values rise. The changes in the fair market value of the fixed rate portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes.

We work to manage the impact of interest rate fluctuations on our fixed income portfolio. The effective duration of the fixed income portfolio is managed with consideration given to the estimated payout timing of our liabilities. We have investment policies which limit the maximum duration within the portfolio and set target levels for average duration of the entire portfolio. For additional information on our investments and investment policies, see "Business—Investments."

The table below summarizes our interest rate risk and shows the effect of hypothetical changes in interest rates as of December 31, 2011. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios (dollars in thousands):

	Estimated Fair Value at December 31, 2011	Hypothetical Change in Interest Rate (bp=basis points)	Estimated Fair Value after Hypothetical Change in Interest Rate	Hypothetical Percentage Increase (Decrease) in Shareholders' Equity
Total Fixed Maturity Investments (including short-term investments, cash and cash equivalents)	$916,897	200bp decrease	$965,681	14.9%
		100bp decrease	945,631	8.8%
		100bp increase	882,886	(10.4)%
		200bp increase	848,365	(20.9)%

Credit Risk. We invest primarily in debt securities, which exposes us to credit risk. Credit risk is a consequence of extending credit and/or carrying investment positions. We require that all securities be rated investment grade at the time of purchase. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. For additional information on our investments and our investment criteria, see "Business - Investments."

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements required under this Item 8 are included as part of Item 15 of this Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Responsibility for Financial Statements

The financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of American Safety Insurance Holdings, Ltd. These financial statements have been prepared in conformity with U.S. GAAP and properly reflect certain estimates and judgments based upon the best available information.

The financial statements of the Company have been audited by BDO USA, LLP, an independent registered public accounting firm. Its accompanying report is based upon an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit Committee of the Board of Directors, consisting solely of independent directors, meets a minimum of four times a year with the independent registered public accounting firm, the internal auditor and representatives of management to discuss auditing and financial reporting matters. A meeting is held prior to each quarterly earnings release. The Audit Committee recommends to the Board of Directors the appointment of the independent registered public accounting firm and reviews management's supervision of the effectiveness of the internal accounting controls, the activities of the independent registered public accounting firm and internal auditor and the financial condition of the Company. Both the Company's independent registered public accounting firm and the internal auditor have access to the Audit Committee at any time.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2011, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934) was carried out on behalf of American Safety Insurance Holdings, Ltd., and its subsidiaries by our management with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon the evaluation, management concluded that these disclosure controls and procedures were effective as of December 31, 2011.

Changes in Internal Controls

During the fourth quarter of the year ended December 31, 2011, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

/s/ Stephen R. Crim
Stephen R. Crim
President and Chief Executive Officer

/s/ Mark W. Haushill
Mark W. Haushill
Chief Financial Officer

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

DIRECTORS

Class I Directors

David V. Brueggen, age 65, has served as a Director of the Company since 1986 and as Chairman of the Board of Directors since 2004. Prior to his retirement in December 2008, Mr. Brueggen was Senior Vice President of finance of Anson Industries, Inc., in Melrose Park, Illinois, which is engaged in drywall, acoustical and foam insulation contracting. Mr. Brueggen was employed by Anson Industries, Inc. since 1982. Previously, he was an Audit Manager with an international public accounting firm for 10 years. Mr. Brueggen is a certified public accountant.

Stephen R. Crim, age 48, has been a Director of the Company since 2002. Mr. Crim became President and Chief Executive Officer of the Company in 2003 and became President of the Company's insurance and reinsurance operations in 2002. Prior to becoming President and Chief Executive Officer, Mr. Crim was responsible for all of the Company's underwriting functions since joining the Company in 1990. Previously, Mr. Crim was employed in the underwriting departments of Aetna Casualty and Surety Co. and The Hartford Insurance Co. between 1986 and 1990.

Lawrence I. Geneen, age 68, has served as a Director of the Company since 2003. He is President and Owner of an insurance risk management and strategic consulting firm in Scarsdale, New York. From 1999 to 2001, he was Executive Vice President and Chief Operating Officer of the American Management Association in New York, New York, which is engaged in management training and publishing. From 1997 to 1999, Mr. Geneen was a Managing Director of Marsh & McLennan, Inc. in New York, where he was responsible for global sales and client management leadership in its insurance brokerage business. From 1992 to 1997 he was a Managing Principal and Shareholder of Johnson and Higgins, and from 1974 to 1992 he was employed in a number of executive sales positions and management positions in its insurance brokerage business. Mr. Geneen also currently serves on the Board of Hartville Industries, a privately held pet insurance company.

Class II Directors

Cody W. Birdwell, age 59, has served as a Director of the Company since 1986. Mr. Birdwell has been President of Houston Sunbelt Communities, L.C. in Houston, Texas, since 1993, which is engaged in subdivision and mobile home community development and sales.

Steven L. Groot, age 62, has served as a Director of the Company since 2006. Prior to his retirement in 2002, Mr. Groot served in various positions at Allstate Insurance Company in Northbrook, Illinois from 1970 to 2002, most recently as President of Direct Distribution and e-Commerce and as a member of Allstate's Board of Directors.

Class III Directors

Harris R. Chorney, age 60, has been a Director of the Company since January 2009. Mr. Chorney is the Founding Principal of Holder & Wilcox, LLC, a retained executive search firm focusing on the human capital needs of the insurance industry that was founded in 2001. From 2000 to 2001, Mr. Chorney served as a Managing Director at KPMG Consulting and from 1983 to 2000 was Assurance Partner at KPMG LLP, serving as Partner-in-Charge of KPMG's U.S. insurance practice. Mr. Chorney was also a member of KPMG's International Insurance and U.S. Financial Services Leadership Committees from 1993 to 2000.

Thomas W. Mueller, age 57, has served as a Director of the Company since 1986. Mr. Mueller has been Vice President of Cardinal Industrial Insulation Co., Inc. in Louisville, Kentucky, since 1975, which is engaged in industrial insulation and asbestos and sound abatement.

EXECUTIVE OFFICERS

The following summarizes the business experience over the last five years of the Company's Executive Officers, other than Mr. Crim, whose business experience is described above under 'DIRECTORS.'

Mark W. Haushill, age 50, has served as Chief Financial Officer and Treasurer since September 2009. Prior to joining ASI, he served as Senior Vice President and Chief Financial Officer at Argo Group International from December 2000 to September 2009. Prior to Argo Group, Mr. Haushill served in the management of the Treasury Operations both at USAA and Titan Holdings, Inc. and in the audit practice at KPMG. Mr. Haushill has over 24 years of experience in property and casualty insurance. Mr. Haushill holds a certified public accountant certificate.

Ambuj Jain, age 51, has served as the Company's Senior Vice President of U.S. Operations since 2008. He oversees underwriting and marketing for the U.S. product lines. Mr. Jain served as Vice President of Planning Operations Support from 2004 to 2008. Prior to joining ASI, he served as a Consultant to the Company's Board and Executive Management from 1999 to 2004. Mr. Jain holds a Bachelor of Commerce degree from Allahabad University, a Master of Commerce degree from the University of Delhi, an MBA and a Ph.D. from SUNY at Buffalo.

Nicholas J. Pascall, age 39, has served as Chief Underwriting Officer of American Safety Reinsurance Ltd. since August 2008. Previously, Mr. Pascall was the head of casualty underwriting with Catlin Bermuda from 2003 to 2008, a class underwriter with Catlin Underwriting Agencies London from 1999 until 2002, an underwriter with CNA Re Chicago from 1998 to 1999 and an underwriter with CNA Re London from 1992 to 1998. Mr. Pascall has over 20 years of experience in the reinsurance industry.

Joseph D. Scollo, Jr., age 48, has served as Executive Vice President and Chief Operating Officer of the Company since January 2006. Mr. Scollo served as Executive Vice President of the Company since January 2003 and as Senior Vice President - Operations from 1998 until January 2003. Previously, Mr. Scollo served as Senior Vice President - Operations of United Coastal Insurance Company in New Britain, Connecticut from 1989 until 1998. Mr. Scollo has over 24 years of experience in the insurance industry. Mr. Scollo holds a certified public accountant certificate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Executive Officers and Directors and persons who beneficially own 10% or more of the registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of common stock and other equity securities of the Company. SEC regulations require that Executive Directors, Officers and persons who beneficially own 10% or more of a registered class of equity securities furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Directors, Executive Officers and person who beneficially own 10% or more of a registered class of equity securities complied with all Section 16(a) filing requirements during the fiscal year ended December 31, 2011, except that each of the following individuals made one late filing: Messrs. Crim, Haushill, Scollo and Jain.

CORPORATE GOVERNANCE

Audit Committee of the Board of Directors

The Board of Directors has established an audit committee composed of independent directors that reviews the scope of the Company's audit, pre-approves the services and fees of its independent accounting firm, recommends to the Shareholders the engagement of the independent registered public accounting firm, and reviews such firm's reports. The audit committee operates pursuant to a written charter, a copy of which is available on our website, ***www.asih.bm*** in the "Committee Charting" subsection, under "Corporate Overview" in the "Investor Relations" section. The current members of the audit committee are Messrs. Brueggen, Chorney (chairman) and Groot. The Board of Directors has determined that each member of the audit committee is financially literate and independent as defined in the listing standards of the New York Stock Exchange. The Board of Directors has also determined that each of Mr. Brueggen, Mr. Chorney and Mr. Groot is qualified as an "audit committee financial expert" within the meaning of the SEC regulations, and therefore, meets the requirement under the New York Stock Exchange listing standards that at least one member of the audit committee have accounting or related financial management expertise.

The Company's independent registered public accounting firm reports directly to the audit committee, which controls its engagement. The audit committee pre-approves the provision of all audit and non-audit related services by the Company's independent registered public accounting firm and meets with management and the accounting firm at each audit committee meeting in separate executive sessions, if deemed necessary, to review the Company's financial statements and significant findings based on the auditor's review processes. The audit committee has also established a procedure for the confidential and anonymous reporting of concerns regarding questionable accounting or auditing matters. The audit committee held five meetings during 2011. The audit committee is responsible for reviewing the financial reports and other financial information provided by the Company to any governmental or other regulatory body and monitoring any public distribution or other uses thereof, reviewing the annual independent audit of the Company's financial statements, reviewing the Company's systems of internal accounting and financial controls and reviewing and monitoring the internal audit process and internal audit results. However, the audit committee is not responsible for planning or conducting the audit or for determining whether the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Nor is the audit committee responsible for ensuring that the Company complies with all laws and regulations and its Code of Business Conduct and Ethics.

Code of Business Conduct and Ethics

The Board of Directors has approved a Code of Business Conduct and Ethics in accordance with rules of the SEC and the New York Stock Exchange listing standards applicable to all Directors, Officers and Employees, including the Principal Executive Officers, Principal Financial Officers, Principal and Senior Accounting Officers or Controller, or persons performing similar functions. The Code of Business Conduct and Ethics is intended to provide guidance to Directors and Management to assure compliance with law and promote ethical behavior. The Company's Code of Business Conduct and Ethics is available on our website, ***www.asih.bm*** in the "Governance Documents" subsection, under "Corporate Overview" in the "Investor Relations" section. Shareholders may request a printed copy of the Code of Business Conduct and Ethics, free of charge, upon written request to the Secretary of the Company, 31 Queen Street, Hamilton HM 11 Bermuda.

Corporate Governance Guidelines

The Company is committed to having sound corporate governance practices, and the Board of Directors has adopted Corporate Governance Guidelines that provide a framework for the governance of the Company. The Board of Directors reviews these guidelines periodically and monitors developments in the area of corporate governance. Our Corporate Governance Guidelines are available on our website, **www.asih.bm** in the "Governance Documents" subsection, under "Corporate Overview" in the "Investor Relations" section. Shareholders may request a printed copy without charge upon written request to the Secretary of the Company, 31 Queen Street, Hamilton HM 11 Bermuda.

Diversity

The Board firmly believes that it is necessary in order for the Board to function appropriately for each of its members to possess a number of qualities and skills. The Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") seeks candidates for the Board who have a broad diversity of experience, profession, skill, education and background. The Board believes that the backgrounds and experiences of the members of the Board, considered as a group, should provide a significant composite mix of experience, particularly management experience, knowledge, industry expertise and abilities in order for the Board to best fill its responsibilities. The Nominating Committee also considers the evolving needs of the Board for particular expertise and searches for candidates to fill any current or anticipated future particular expertise or experience needs of the Board. In addition, the Nominating Committee considers areas of judgment, background, stature, potential conflicts of interest, integrity, ethics, and commitment to maximizing shareholder value, as well as focusing on areas of diversity such as gender, race, national origin, education and differences in viewpoints and skills. The Nominating Committee does not have a formal policy with respect to diversity but believes strongly that the Board members must represent diverse points of view. Potential nominees are not discriminated against on the basis of race, gender, national origin, sexual orientation, disability or any other basis proscribed by law. In the context of nomination of members of the Board for re-election, the individual's performance as a Board member and contributions to the Board are also considered.

Director Qualifications

The Board of Directors is responsible for oversight of the Company's business, subject to the Board's fiduciary duties to the Company's stockholders. Discharging this responsibility requires that the Board consist of skilled individuals with varied backgrounds, qualities and experience. The Board believes that there are both basic qualifications for service on the Board that apply to all Directors and special qualifications that need to be represented on the Board but need not be possessed by each of the members. The Board and the Nominating Committee consider the qualifications of members of the Board and nominees for Board positions individually and in light of the composition of the Board and perceived needs of the Company.

In assessing Board members and candidates for the Board, the Nominating Committee considers, among other attributes, the person's judgment, integrity, experience, background, industry knowledge and ability and commitment to devote the time necessary in order to fulfill his or her Board responsibilities. As noted above in *Diversity*, the Nominating Committee does not have a specific diversity policy but believes that a variety of points of view is beneficial to the proper functioning of the Board and the satisfaction of its responsibilities. Because the Company is a specialized excess and surplus insurance carrier and reinsurer, the Board believes that it is particularly important that specific industry experience in the insurance, construction and environmental industries be represented on the Board. In addition, both general and industry specific finance and accounting expertise is critical. Finally, the Board feels that industry specific capital markets experience is an important component in the composition of the Board.

Below is a chart that summarizes the specific qualifications of each non-employee member of the Board of Directors, including the nominees for election at the 2012 Annual Meeting of Stockholders. An "X" in the chart indicates that person's specific qualification or expertise upon which his or her Board service is based. The fact that a particular qualification is not marked does not mean that the person does not have that particular qualification or skill, just that the particular qualification or skill is not the area for which the Board relies on that person.

	Cody W. Birdwell	David V. Brueggen	Harris R. Chorney	Lawrence I. Geneen	Steven L. Groot*	Thomas W. Mueller*
High level of industry specific accounting and finance expertise		X	X		X	
Audit Committee financial expert		X	X		X	
Extensive knowledge of the insurance industry				X	X	
Extensive construction and environmental industry knowledge and experience	X	X				X
Broad general business experience	X	X		X		X

* Candidate for reelection at 2012 Annual Meeting of Stockholders

Board Leadership Structure

The Company has separated the roles of Chief Executive Officer and Chairman of the Board in recognition of the distinct differences between the two functions. The Chief Executive Officer is responsible for setting the strategic direction of the Company, acting as the face of the Company to the investment community, and for the day to day leadership and performance of the Company. In contrast, the Chairman of the Board provides guidance to the Chief Executive Officer, sets the agenda for Board meetings and presides over meetings of the Board and the Shareholders. Mr. Brueggen, the Chairman of the Board, is not an employee of the Company and is 'independent" so the Board has not appointed a "lead" or "presiding" Director.

Board's Role in Risk Oversight

The Board takes an active role, both as a whole and at the committee level, in overseeing management of the Company's risks. The Board or appropriate committee of the Board receives regular reports from members of senior management on areas of material risk to the Company, including, without limitation, operational, financial, legal and regulatory, strategic, credit, liquidity, investment and reputational risks. The Compensation Committee is responsible for overseeing management of risks associated with the Company's compensation plans and arrangements. The Audit Committee is responsible for oversight of financial risk management while the Finance Committee oversees management of investment risks. The Nominating and Corporate Governance Committee oversees management of risks related to Director independence, conflicts of interest and corporate governance. The Board as a whole is responsible for oversight of the Company's enterprise risk management program and, while Committees are primarily responsible for overseeing the management of certain risks, the entire Board is regularly informed about such risk oversight through Committee reports.

Item 11. Executive Compensation.

Compensation Discussion and Analysis

Compensation Committee. As described above, in "*Item 10 Corporate Governance – Committees of the Board of Directors*," the Company has a Compensation Committee (the "Committee") that currently consists of Messrs. Brueggen, Geneen (Chairman) and Mueller. The Committee operates pursuant to a written charter reviewed annually by the Committee and that is available on our website, ***www.asih.bm***. The Board of Directors has determined that the members of the Committee are "non-employee Directors" (within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended), "outside directors" (within the meaning of Section 162(m) of the Internal Revenue Code) and "independent directors" (within the standards set forth by the New York Stock Exchange). In addition, no Committee member is a current or former employee of the Company or any of its subsidiaries. Generally, the Committee is responsible for reviewing and recommending to the Board of Directors matters regarding Executive compensation. The Committee generally meets quarterly, and on an as-needed basis.

General Philosophy. We compensate our senior management through a combination of base salary, bonus and equity compensation that we design to be competitive and to align our management's incentives with the long-term interests of our Shareholders. The purpose of our compensation program generally is to develop and implement a fair, consistent and competitive program, which will attract, motivate and retain highly qualified talent. The Committee views the compensation program as a management tool that, through the setting of goals and objectives, encourages management to achieve or exceed the Company's business objectives. In making compensation decisions, we establish target overall cash compensation and then allocate that compensation between base salary and bonus. We then determine what level, if any, of equity compensation is appropriate. At the senior management level, we design incentive compensation as an aid to retention of key employees and to reward company-wide performance by tying awards to the achievement of goals and objectives that relate to (i) our performance in such areas as growth and return on equity, (ii) individual performance and (iii) business unit performance, as discussed below under "- ***Annual Cash Bonuses***" and ***"- Equity Compensation***." The compensation for each of our Named Executive Officers ("NEOs") consists of a base salary, an annual bonus, restricted stock awards and other benefits and perquisites.

Our management incentive plans are designed to be self-funding and provide participant target incentive awards that increase or decrease based on individual and Company performance results. Incentive compensation will become a larger portion of an Executive's total direct compensation as he or she assumes significant responsibilities and has a significant impact on the financial or operational success of the Company.

Committee Process. The Committee designs, evaluates and approves our Executive compensation plans, policies and programs. The Committee annually reviews and evaluates the goals and objectives relevant to the compensation of our NEOs and annually evaluates the performance of our Chief Executive Officer in light of those goals and objectives. In addition, the Committee reviews and approves compensation levels and compensation awards for our other NEOs recommended by the Chief Executive Officer, who reviews individual and corporate performance for the other NEOs and makes recommendations to the Committee. These recommendations are generally approved. In all cases, however, the Committee is an active participant in establishing the goals for bonuses.

The Committee also administers our equity-based compensation plan, although it has delegated to our Chief Executive Officer the authority to make limited awards to newly-hired Executives and other key employees as necessary or appropriate to attract and retain highly qualified individuals to the Company. The Committee is authorized to retain experts, consultants and other advisors to aid in the discharge of its duties. The Committee reports regularly to the Board of Directors on matters relating to the Committee's responsibilities, and it is common for all of our non-employee Directors to attend Committee meetings. The Committee follows regulatory and legislative developments and considers corporate governance best practices in performing its duties.

At our 2011 annual meeting of shareholders we asked our shareholders to approve, on a non-binding basis, our Executive compensation as disclosed in the proxy statement for that meeting. The shareholders approved our Executive compensation by a vote of 6,070,925 (96.8%) to 199,149 (3.2%), with 448,523 abstaining. While we were pleased with this vote of confidence, the Committee remains committed to continuous improvement in our compensation system.

Targeted Overall Compensation for 2011. The goal of our compensation programs is to fairly compensate our Executives in a manner to be competitive and to align our Executives' incentives with the short term operational and financial success of the Company and the long-term interests of our stockholders. Our compensation programs are designed to support management's goal of hiring, retaining and rewarding qualified Executives who embrace the Company's mission of providing innovative insurance solutions for specialty risks in underserved markets and who are committed to providing continuing value to our stockholders. All of our compensation programs are strategy-focused, competitive and, where appropriate, may include supplemental and perquisite programs.

Base compensation generally is established at a level competitive with a defined peer group. Total direct compensation will be targeted at up to the 75th percentile when performance goals are achieved. In 2009, the Committee retained Lockton Benefits Group ("Lockton") to perform certain consulting and advisory services with respect to the Company's compensation practices. The peer data was prepared by Lockton Companies LLC and included information with respect to the following companies: American Physicians Capital Inc.; American Physicians Service Group, Inc.; Amerisafe Inc.; Amtrust Financial Services, Inc.; Baldwin & Lyons Inc.; Donegal Group Inc.; Eastern Insurance Holdings; Employers Holdings; First Mercury Financial Corp; FPIC Insurance Group Inc.; Hallmark Financial Services Inc.; Meadowbrook Insurance Group Inc.; Mercer Insurance Group Inc.; National Interstate Corp.; NYMagic Inc.; PMA Capital Corp.; Seabright Insurance Holdings Inc.; Specialty Underwriters Alliance, Inc.; Tower Group, Inc.; and United America Indemnity, Ltd. While the Company is not aware of any company that is identical in structure, size, lines of business and U.S. and Bermuda operations, each of the companies included in the peer group is a small to mid-cap sized specialty insurer or reinsurer that has characteristics that Lockton and the Committee believe qualify them to be appropriate points of comparison. The goal of our compensation program is to fairly compensate our Executives in a manner to be competitive with comparable employers and to align our Executive's incentives with the short-term operational and financial success of the Company and the long-term interests of the Company and its Shareholders.

Where appropriate, Executives will be selected to participate in the Company's supplemental or perquisite programs, depending upon comparable data, retention value of the Executive and cost to the Company.

Our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated Executive Officers of the Company who received a combined salary and bonus in excess of $100,000 during 2011 (our "NEOs") are Stephen R. Crim, Mark W. Haushill, Joseph D. Scollo, Jr., Ambuj Jain and Nicholas J. Pascall.

With respect to Stephen R. Crim, our President and Chief Executive Officer, we considered Mr. Crim's responsibilities and his contributions to the Company's operating results during his tenure in establishing his targeted overall compensation for 2011. The results of the 2009 advisory work by Lockton Companies, LLC noted above were taken into account in setting compensation levels for 2011. The Committee did not perform a formal survey of those peer or similar company levels, nor did the Committee retain a separate compensation consultant to advise us with respect to compensation levels for 2011. Rather we subjectively assessed the appropriate areas of compensation levels. We followed a similar process when establishing targeted compensation for our other NEOs, Joseph D. Scollo, Jr., our Executive Vice President and Chief Operating Officer, Mark W. Haushill, our Chief Financial Officer, Ambuj Jain, our Senior Vice President, and Nicholas J. Pascall, Vice President and Chief Underwriting Officer of our reinsurance subsidiary. The Chief Executive Officer reviews the other NEO's performance and makes compensation recommendations to the Committee, which are reviewed by the Committee in light of the overall compensation and Company performance.

For 2011, the Company's bonus plans relative to its NEOs are governed by the 2011 Executive Long-Term Incentive Plan (the "LTIP") and the Production Underwriters Long-Term Incentive Plan (the "Underwriters LTIP"). See ***"2011 Executive Long-Term Incentive Plan"*** and ***"Production Underwriters Long-Term Incentive Plan,"*** below. The LTIP includes, NEOs Crim, Haushill, Scollo, and Jain. Mr. Pascall is included in Group 1 of the Underwriters LTIP. The Company's bonus plans as they relate to each NEO has both corporate and personal performance goals established on an annual basis. Pursuant to the LTIP, bonuses for NEO's are based 80% on the achievement of the corporate goals and 20% on the achievement of the particular NEO's personal goals. The bonus plan incorporated in the Underwriters LTIP as it relates to Mr. Pascall includes group (80%) and personal (20%) goals established on an annual basis. The Board of Directors sets the corporate goals based on the budget. Mr. Crim, the CEO, works directly with the Committee and the other NEOs to formulate and approve applicable group goals and their respective personal goals at the beginning of the year and the Committee formulates and approves Mr. Crim's personal goals. At the end of the year, Mr. Crim assesses the achievement of the group and personal goals with respect to the other NEOs and the Committee assesses the achievement of these goals with respect to Mr. Crim.

The goals are intended to reflect the attainment of targets that are primarily designed to further the objectives of the Company's strategic plan, which is updated each year. For 2011 (the year covered by the 2012 proxy statement), the Board based 100% of the corporate component of the bonus plans on profitability, measured by the achievement of a return on equity target of 7% (the "2011 Annual Objective").

Mr. Pascall, who has specific business unit oversight with respect to the Company's Bermuda operations, focused primarily on achieving the 2011 Annual Objective by pursuing achievement of targeted gross written premium of $55.5 million, $7.1 million of earnings prior to expense allocations and a 98.8% combined ratio for the assumed reinsurance division. Mr. Haushill, as CFO, primarily focused on achieving the 2011 Annual Objective through developing and implementing a talent management process for the financial organization and developing a strategy for capital deployment and acquisition. Mr. Jain, as the Company's Senior Vice President, focused primarily on achieving the 2011 Annual Objective by pursuing achievement of targeted gross written premium of $250.3 million, $(1.26) million of pre-tax earnings excluding investment income and a combined ratio for the U.S. business of 100.7%.

For the year ended December 31, 2011, the Company achieved a return on equity of 0%. As the return on equity goal was not achieved for 2011, none of the NEOs received a cash bonus with respect to 2011.

Base Salaries. The base salaries for our NEOs, Messrs. Crim, Haushill and Scollo, during the year ended December 31, 2011 include increases over prior salaries based on Company performance and achievement of individual goals and objectives. The base salary for Mr. Haushill was established by contract when he joined the Company in September 2009. In the case of each of Messrs. Jain and Pascall, base salary was established by considering his performance and contribution to the Company and his business responsibilities. These amounts reflect levels that we concluded were appropriate based on our general experience and considering compensation levels at our peer companies. Our base salaries are intended to be competitive with base salaries paid by other similar insurance companies to Executives with similar qualifications, experience and responsibilities, although we do not follow a formal practice in this regard. The Committee periodically discusses salary recommendations with the Chief Executive Officer with regard to other Company Executive Officers. These salary recommendations are generally based on an evaluation of the individual's performance in the position held, the Company's operating results, and the individual's contribution to the Company's operating results.

The compensation of our Chief Executive Officer, Stephen R. Crim, Executive Vice President and Chief Operating Officer, Joseph D. Scollo, Jr. and Chief Financial Officer, Mark W. Haushill, are governed in part by employment agreements, the material terms of which are more specifically described below under " - ***Employment Agreements***." These employment agreements provide for a minimum base salary of $408,233 for Mr. Crim, $345,000 for Mr. Scollo and $335,000 for Mr. Haushill, subject to annual review and adjustment. Compensation, including base salary and bonus opportunity for each of Messrs. Jain and Pascall was based on a determination by the Chief Executive Officer, discussed with and approved by the Committee. The base salaries for Messrs. Crim, Scollo, Haushill, Jain and Pascall in 2011 were $440,000, $407,516, $348,600, $272,038 and $381,326, respectively.

2011 Executive Long-Term Incentive Plan. In 2007, the Committee retained Lockton to review the Company's compensation programs. Based on the results of this review, the Compensation Committee adopted the Long-Term Incentive Plans commencing with calendar year 2008. These plans are administered by our Human Resources Department, with input from the Chief Executive Officer and the Committee. In January 2011, the Committee adopted the 2011 Executive Long-Term Incentive Plan covering NEOs Crim, Haushill, Scollo and Jain.

The LTIP is designed to compensate and retain those Executives and key employees that contribute most to driving revenue and profitability. This philosophy represents a modification from prior year plans, which were more focused on title than revenue and profitability. NEOs, Crim, Haushill, Scollo and Jain are included in the LTIP and are eligible to receive restricted stock grants and annual performance-based cash bonus awards. Restricted stock awards are designed as an aid in retention of personnel and are not directly tied to performance. Restricted stock awards vest 25% on each of the first and second anniversaries of the award, with the final 50% vesting on the third anniversary of the award.

The targeted incentive payouts for 2011 generally applicable to NEOs are based on meeting established targets, expressed as a percentage of the NEO's base salary and include a 32% cash bonus for each NEO under the LTIP, a 40% restricted stock grant for Messrs. Crim and Scollo, and a 30% restricted stock grant for Messrs. Haushill and Jain. The targets are established each year. The Committee reserves the right to modify the bonus payout based on extraordinary circumstances and/or exceptional performance.

The cash bonus portion of the LTIP is designed to reward short term performance, and is distributed based on a combination of achieving annual financial targets and established qualitative goals. For 2011, our financial target was based 100% on profitability, as measured by pre-tax earnings and return on equity. In addition to the financial target, a portion of the bonus is based upon achievement of other personal and qualitative goals established annually. Under the LTIP, NEOs receive 80% of their cash bonus based on the corporate financial target and 20% of their cash bonus based on meeting certain personal and qualitative goals.

Under the LTIP, to reward NEOs for achieving optimal results, leverage ratios apply to the cash bonus amounts for exceeding or missing financial targets. The following leverage ratios apply to the cash bonus portion under the LTIP:

% ACHIEVED OF TARGET	LEVERAGE RATIO
120%	150%
110%	120%
100%	100%
90%	50%

The following table provides an overview of the total incentive compensation under the LTIP, consisting of cash bonus and restricted stock awards, which participants may receive depending on the level of achievement of established targets. For example, if 100% of the target is achieved, NEOs would receive a cash bonus of 32% of salary. Messrs. Crim and Scollo would receive a restricted stock award equal to 40% of salary. Messrs. Haushill and Jain would receive a restricted stock award equal to 30% of salary. As a result, Messrs. Crim and Scollo would receive total incentive compensation under the LTIP of 70% of salary and Messrs. Haushill and Jain would receive total incentive compensation of 62% of salary.

NEO RECIPIENT	TARGET BONUS	BONUS AT 110% OF TARGET	BONUS AT 120% OF TARGET	BONUS AT 90% OF TARGET
Crim Scollo	72%	78.4%	88%	56%
Haushill Jain	62%	68.4%	78%	46%

Note that the information in the table above represents the total incentive compensation, including cash and restricted stock, and is expressed as a percentage of the NEO's base salary.

Production Underwriters Long-Term Incentive Plan. The Compensation Committee adopted the Underwriters LTIP in order to more closely tie incentives for production underwriters to the long term profitability of the participating underwriter's respective product line. Under the Underwriters LTIP as in effect for 2011, Mr. Pascall is in Group 1 of the Underwriters LTIP. Mr. Pascall would receive a Restricted Stock Award equal to 20% of his salary. Restricted Stock Awards are designed as an aid in retention of underwriting personnel and are not directly tied to performance. Restricted stock awards vest 25% on each of the first and second anniversaries of the award, with the final 50% vesting on the third anniversary of the award.

Participants in the Underwriters LTIP are eligible to receive a cash bonus equal to a share of the underwriting profits, as defined in the Underwriters LTIP, of their respective product line. An amount equal to 6% of the 2011 underwriting profits of the applicable product line is placed in a pool. The percentage of the bonus pool that is distributed is determined by meeting certain levels of return on equity levels by the Company, as follows:

2011 COMPANY ROE	% OF POOL DISTRIBUTED
7% or higher	100%
5.8%	80%
5% or lower	70%

The percentage of the pool to be distributed will be adjusted on a pro-rata basis if the return on equity results fall between the indicated levels.

After December 31st and before March 15th of each subsequent calendar year until the end of the vesting period (outlined below), the 2011 underwriting profit will be recalculated based on updated gross ultimate accident year loss and LAE incurred (including IBNR as established by the Company). Any change in the underwriting profit from the updated calculation will adjust the bonus pool and the bonus pool account for each participant. The adjustment to each applicable participant will be in the same ratio as the original distribution.

To the extent that there is a downward adjustment to the business unit bonus pool as a result of lower underwriting profit for that unit, any current or future potential payouts applicable to the original 2011 bonus pool will be offset to the extent of previously overpaid amounts. Concurrently, if the business unit bonus pool is increased as a result of improved underwriting profit, such increased amount will be added to the bonus pool account for each applicable participant in the same ratio as the original distribution in accordance with the established vesting schedule below.

In order to reward performance over the long-term, the payout of the bonus pool account (as adjusted from time to time) is subject to a vesting schedule. Vesting will occur on December 31 of each calendar year starting on December 31, 2011 as set out below. Vested amounts will be paid by March 15th of the subsequent calendar year in which vesting occurs. The vesting period for the payout of the bonus pool is four years, with 50% of the bonus payable in year 1, 20% payable in each of years 2 and 3, with the balance of 10% payable in year 4.

Annual Cash Bonuses. For 2011, each NEO was eligible for an annual cash bonus under the LTIP or Underwriters LTIP, as applicable. Cash bonus awards to our NEOs under the LTIP and Underwriters LTIP for 2011 are based on the achievement of goals and objectives established by the Committee which relate to (i) our profitability measured by return on equity, (ii) individual performance, and (iii) in Mr. Jain's and Mr. Pascall's case, group performance. As management responsibility increases, the bonus potential increases and goals and objectives are more heavily weighted toward overall Company performance. The goals and objectives were established by the Committee in January 2011 and consisted of a target for profitability measured by pre-tax income and return on equity. The Committee established goals and objectives for 2012 in March 2012. These goals and objectives for 2012 are similar to those established for 2011, with components for return on equity and pre-tax earnings.

For the year ended December 31, 2011, no NEO received a cash bonus.

Equity Compensation. The Committee believes strongly that equity-based awards are an integral part of total compensation for employees with significant responsibility for our long-term results. As part of our compensation program, in 2011 each NEO was eligible for a restricted stock award pursuant to the LTIP or the Underwriters LTIP, as applicable.

All equity awards granted under the LTIP and Underwriters LTIP are issued under the Company's 2007 Incentive Stock Plan (the "2007 Plan") approved by our Shareholders in June 2007. The 2007 Plan is intended to further the interests of the Company and its Shareholders by attracting, retaining and motivating Officers, employees, consultants and advisors to participate in the long-term development of the Company through stock ownership and is the successor plan to the 1998 Incentive Stock Option Plan (the "1998 Plan"). The 2007 Plan defines the incentive arrangements for eligible participants and authorizes the granting of incentive stock options, nonqualified options, restricted stock awards and other forms of equity compensation, which may be made subject to the discretion of the Committee and, for annual awards, are generally made in conjunction with the achievement of the goals and objectives detailed in the LTIP and Underwriters LTIP as discussed above. The Committee is authorized to determine the terms and conditions of all option grants, subject to the limitations set forth in the 2007 Plan. In accordance with the terms of the 2007 Plan, for options, the option exercise price per share will not be less than the fair market value of the common shares on the date of grant, the term of any options granted may be no longer than ten years and there may or may not be a vesting period before any recipient may exercise any of those options. The rights of recipients receiving stock options generally vest equally over three years, beginning with the first anniversary date of grant, although options granted may cliff vest on the third anniversary of the grant date. All options expire ten years from the date of grant, unless sooner exercised. However, in some instances, particularly with initial option grants to new key employees, the options vest 100% on the fifth anniversary of the grant date. Generally, the vesting of options issued under either the 1998 Plan or the 2007 Plan is accelerated in the event of a change in control of the Company.

With the exception of significant promotions and new hires, we generally make these types of awards at a meeting of the Committee each year following the availability of the financial results for the prior year and prior to March 15. The 2011 grant awards were determined at the Committee's meeting on March 8, 2011, with a grant date of March 14, 2011. This timing was selected because it enabled the Committee to consider the Company's prior year performance, the performance of the potential recipients and our expectations for future years. The Committee's schedule is determined several months in advance, and the proximity of any awards to earnings announcements or other market events is coincidental. During the year ended December 31, 2011, a total of 272,081 shares of restricted stock, valued at $5,128,726, were granted under the 2007 Plan.

Pursuant to their employment agreements, each of Messrs. Crim, Haushill and Scollo is eligible to participate in all Company equity plans. Under the LTIP and Underwriters LTIP, all NEOs are eligible to receive awards under the 2007 Plan. In 2011 pursuant to the LTIP and Underwriters LTIP, Messrs. Crim, Haushill, Scollo, and Jain were granted Restricted Stock Awards valued at $173,795, $101,842, $158,811, $78,664, respectively, under the 2007 Plan. Each of these awards vests 25% on the first anniversary of the award, 25% on the second anniversary of the award and 50% on the third anniversary. On July 29, 2011, Messrs. Crim, Haushill, Scollo, Jain and Pascall received special Restricted Stock Awards valued at $1,125,000, $937,500, $1,125,000, $468,750 and $187,500, respectively, which cliff vest on the fifth anniversary date based on achievement of book value per share of $40.50. In addition, Mr. Pascall received a Restricted Stock Award valued at $47,500 on August 3, 2011, in connection with his taking over as head of our Bermuda reinsurance operation.

Severance Benefits. We believe that companies should provide reasonable severance benefits to certain of their employees. With respect to senior management, these severance benefits should reflect the fact that it may be difficult for employees to find comparable employment within a short period of time. They should also disentangle the Company from the former employee as soon as possible. We do not have a general severance plan in place but severance benefits for certain of our NEOs are detailed in their respective employment agreements, as detailed in the section entitled ***"Potential Payments Upon Termination or Change In Control."***

Retirement Plans. The Company offers its employees a "safe harbor 401(k) plan" (the "401(k) Plan"). All employees are eligible to participate in the 401(k) Plan. Participants in the 401(k) Plan may elect to defer up to 92% of their compensation each year in lieu of receiving such amount in cash. However, a participant's total deferral each year is subject to dollar limitations that are set by law. For 2011 the limit was $16,500. This limit may be increased for cost of living changes. In addition, participants over age 50 may elect to defer additional amounts, referred to as catch-up contributions, of up to $5,500 in 2011. In order to maintain the safe harbor status of the 401(k) Plan, the Company contributes the total amount of each participant's salary deferrals each Plan Year and makes a safe harbor matching contribution equal to 100% of the participant's salary deferrals that do not exceed 3% of the participant's compensation and 50% of the amount between 3% and 5% of the compensation. A participant is always 100% vested in amounts attributable to his or her salary deferrals and in the contributions.

Change in Control. Each of the 1998 Plan and the 2007 Plan provides for the immediate vesting of all options in the event of a change in control of the Company. However the Company has no change in control program in place and none of the current employment agreements with Senior Executives provide for any separate benefits in connection with a change in control, although severance benefits are enhanced in the event of a termination after or in connection with a change in control, as discussed in the section entitled ***"Potential Payments Upon Termination or Change In Control."***

Perquisites and Other Benefits. The Committee annually reviews the perquisites that senior management receives. The primary perquisites for senior management are the payment of a monthly car allowance and the payment of annual insurance premiums. Mr. Pascall receives a housing allowance as is typical in the Bermuda market. The Committee believes that these perquisites are modest and appropriate.

Senior management also participates in the Company's other benefit plans on the same terms as other employees. These plans include medical and dental insurance and life insurance.

The value of perquisites and other benefits received by our NEOs for 2011 are shown in the Summary Compensation Table under the heading of ***"All Other Compensation."***

Stock Ownership Guidelines. The Company does not have established stock ownership guidelines for any of its Officers. The Company believes that its awards under the LTIP sufficiently align the interests of its Officers with those of its Shareholders.

Employment Agreements. Stephen R. Crim is employed by the Company as its Chief Executive Officer pursuant to an employment agreement dated August 1, 2007, as amended and restated August 9, 2011 (the "Crim Agreement"). The Crim Agreement provides for an initial term of three years, with automatic one year extensions unless either party gives notice of non-renewal at least 120 days prior to the expiration of the initial or then current renewal term. The Crim Agreement provides for a base salary, which may be increased pursuant to a merit increase at each annual performance evaluation. In addition, Mr. Crim is eligible to receive an annual cash bonus, in an amount to be determined by the Board of Directors, pursuant to the Company's LTIP. Mr. Crim is also eligible to participate in all Company equity plans, including the 2007 Plan. The Crim Agreement provides for a monthly automobile allowance of $1,000, up to $25,000 per year in reimbursement of the premium cost of a universal life insurance policy or other mutually agreeable similar instrument on Mr. Crim's life and reimbursement of the premium cost of a supplemental long-term disability policy.

Joseph D. Scollo, Jr. is employed by the Company as its Executive Vice President and Chief Operating Officer pursuant to an employment agreement dated August 1, 2007, as amended and restated August 9, 2011 (the "Scollo Agreement"). With the exception of salary levels, the Scollo Agreement is substantially identical to the Crim Agreement.

Mark W. Haushill is employed by the Company as its Chief Financial Officer pursuant to an employment agreement effective as of September 8, 2009, as amended and restated August 9, 2011 (the "Haushill Agreement"). With the exception of salary levels, the Haushill Agreement is substantially identical to the Crim Agreement.

Under their respective employment agreements, each of Messrs. Crim, Haushill and Scollo (the "Executives") have agreed not to reveal, divulge, or disclose any confidential information and will not use or make use of any confidential information during the employment period plus the longer period of 12 months from termination or the end of each applicable severance period (the "Restricted Period").

Additionally, the Executives have each further agreed not to transmit or disclose any trade secret or make use of any such trade secret for the benefit of himself or for any other person without the prior written consent of the Company at any time throughout the terms of the employment agreements and after termination of the employment agreements. The Executives have also agreed not to solicit or induce any protected employees to terminate their employment relationship with the Company or to enter into employment with any other person during the Restricted Period. Each of the Executives has each agreed not to solicit, divert, take away or attempt to solicit, divert or take away any of the Company's protected customers with whom they may have had contact on the Company's behalf during the twelve (12) months immediately preceding the termination without the Company's prior written consent. The Executives will not seek or obtain a competitive position in the restricted territory with a competitor during the Restricted Period without the prior written consent of the Company.

Each of the respective employment agreements also provides for certain termination provisions for Messrs. Crim, Haushill and Scollo, which are discussed further in the section entitled ***"Potential Payments Upon Termination or Change In Control."***

Executive Compensation

The following table sets forth information regarding the annual compensation paid our NEOs for services rendered to the Company during the years ended December 31, 2009, 2010 and 2011:

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (5) (e)	Option Awards ($)(2) (f)	All Other Compensation ($)(3) (i)	Total ($) (j)
Stephen R. Crim	2011	440,000	-	1,301,000	-	48,009	1,789,009
CEO/President	2010	435,000	184,800	173,814	-	55,142	848,756
	2009	420,000	168,000	962,404	146,998	47,973	1,745,375
Joseph D. Scollo, Jr.	2011	407,516	-	1,289,006	-	48,783	1,745,305
COO/Exec. VP	2010	397,009	168,007	158,811	-	42,166	765,993
	2009	385,163	155,195	643,794	135,793	42,837	1,362,782
Mark W. Haushill(4)	2011	348,600	-	1,042,847	-	17,951	1,409,398
CFO	2010	339,447	153,418	101,842	-	16,880	611,587
	2009	105,439	55,275	199,748	224,286	6,961	591,709
Guy Cloutier(6)	2011	266,667	-	-	-	838,393	1,105,060
Senior VP	2010	400,000	250,000	-	-	244,392	894,392
	2009	383,333	135,000	133,195	100,000	241,807	993,335
Ambuj Jain	2011	272,038	-	551,345	-	75,475	898,858
Senior VP	2010	256,655	104,882	78,661	-	9,800	449,998
	2009	237,504	96,002	205,377	59,741	9,663	608,287
Nicholas J. Pascall(7)	2011	381,326	-	315,000	-	201,246	897,572
VP	2010	365,068	95,093	-	-	203,298	663,459
	2009	355,276	120,035	53,553	88,871	204,874	822,609

(1) The 2009 awards include special restricted stock awards for Messrs. Crim, Scollo, Haushill, Cloutier and Jain valued at $878,400.00, $585,600.00, $183,000.00, $73,200.00 and $183,000.00, respectively, under the 2007 plan.
(2) "Option Awards" dollar amount is calculated by using the fair market value of the option on the dates of grant as described in Note 14 to the Consolidated Financial Statements in the Company's Annual Report to Shareholders as of December 31, 2009, 2010 and 2011 respectively.
(3) "All Other Compensation" includes amounts paid for car allowances, the Company's contribution to each individual's 401(k) plan (in the case of Mr. Cloutier, his pension plan), amounts expended for annual insurance premiums and other perquisites, amounts for spouses' air travel, taxes in connection with the Employee Stock Purchase Plan (in case of Mr. Cloutier, the employee portion of Bermuda employment taxes and social insurance paid by the Company) and, in the case of Mr. Cloutier, a housing allowance. The specific components are shown in the All Other Compensation table.
(4) Mr. Haushill joined the Company on September 8, 2009.
(5) The 2011 awards include special restricted stock awards for Messrs. Crim, Haushill, Scollo, Jain and Pascall valued at $1,125,000, $937,500, $1,125,000, $468,750 and $187,500, respectively, under the 2007 plan. Mr. Pascall received an additional award on August 3, 2011, valued $47,500.
(6) Mr. Cloutier resigned from the Company effective September 30, 2011
(7) Mr. Pascall became head of our Bermuda reinsurance operation as of September 30, 2011.

ALL OTHER COMPENSATION TABLE

Named Executive Officer	Year	Car Allowance ($)	401(k) Contributions ($)	Payments for Annual Insurance Premiums ($)	Spousal Air Travel ($)	Housing Allowance ($)	Misc. ($)
Stephen R. Crim	2011	12,000	9,800	25,000	1,209	-	-
	2010	12,000	9,800	25,000	1,212	-	7,130
	2009	12,000	9,800	25,000	1,173	-	-
Joseph D. Scollo, Jr.	2011	9,000	9,800	26,446	3,537	-	-
	2010	9,000	9,800	22,319	1,047	-	-
	2009	9,000	9,800	22,218	1,819	-	-
Mark W. Haushill	2011	6,000	9,800	-	2,151	-	-
	2010	6,000	9,800	-	1,080	-	-
	2009	2,000	-	3,750	1,211	-	-
Guy Cloutier(1)	2011	-	70,000	20,060	-	120,000	628,333
	2010	-	40,000	24,392	-	180,000	-
	2009	-	38,333	23,474	-	180,000	-
Ambuj Jain(2)	2011	-	9,800	-	760	-	64,915
	2010	-	9,800	-	-	-	-
	2009	-	9,663	-	-	-	-
Nicholas J. Pascall(3)	2011	-	38,133	13,113	-	150,000	-
	2010	-	36,507	16,791	-	150,000	-
	2009	-	35,528	19,346	-	150,000	-

(1) Includes amount paid by the Company into a pension fund on behalf of Mr. Cloutier and severance amounts paid. Mr. Cloutier resigned from the Company effective September 30, 2011.
(2) Payment in lieu of a stock award.
(3) Amount paid by the Company into a pension fund on behalf of Mr. Pascall. Mr. Pascall became head of our Bermuda reinsurance operation on September 30, 2011.

Grants of Plan-Based Awards

The following table sets forth information with respect to the stock options granted to the NEOs during the years ended December 31, 2009, 2010 and 2011:

GRANTS OF PLAN BASED AWARDS												
		Estimate Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock And Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	($)
Stephen R. Crim	3/11/2009	84,000	168,000	252,000	-	-	-	9,231	26,439	9.10	5.56
	3/5/2010	86,999	173,999	260,999	4,021	8,042	16,083	65,738	-	14.64	9.14
	3/14/2011	-	-	-	-	-	-	8,908	-	19.51	-
	7/29/2011	-	-	-	-	-	-	60,000	-	18.75	-
Joseph D. Scollo, Jr.	3/11/2009	77,032	154,065	231,097	-	-	-	6,209	18,040	9.10	5.56
	3/5/2010	79,401	158,803	238,205	3,714	7,428	14,857	43,975	-	14.64	9.14
	3/14/2011	-	-	-	-	-	-	8,140	-	19.51	-
	7/29/2011	-	-	-	-	-	-	60,000	-	18.75	-
Mark W. Haushill	9/8/2009	-	-	-	-	-	-	-	20,000	16.07	9.82
	3/5/2010	67,889	135,778	203,668	762	1,525	3,051	1,144	-	14.64	9.14
	3/14/2011	-	-	-	-	-	-	5,220	-	19.51	-
	7/29/2011	-	-	-	-	-	-	50,000	-	18.75	-
Guy Cloutier(1)	3/11/2009	76,666	153,333	230,000	-	-	-	6,181	16,862	9.10	5.56
	3/5/2010	76,666	153,333	230,000	2,735	5,470	10,941	4,098	-	14.64	9.14
	3/14/2011	-	-	-	-	-	-	-	-	-	-
Ambuj Jain	3/11/2009	-	-	-	-	-	-	3,791	-	9.10	5.56
	3/5/2010	-	-	-	-	-	-	14,959	-	14.64	9.14
	3/14/2011	-	-	-	-	-	-	4,032	-	19.51	-
	7/29/2011	-	-	-	-	-	-	25,000	-	18.75	-
Nicholas J. Pascall(2)	3/11/2009	-	-	-		-	-	3,846	-	9.10	5.56
	3/5/2010	-	-	-	-	-	-	3,658	-	14.64	9.14
	7/29/2011	-	-	-	-	-	-	10,000	-	18.75	-
	8/3/2011	-	-	-	-	-	-	2,500	-	19.00	-

(1) Mr. Cloutier resigned from the Company effective September 30, 2011.
(2) Mr. Pascall became head of our Bermuda reinsurance operation on September 30, 2011

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the outstanding option and stock awards held by the NEOs as of December 31, 2011:

	Option Awards					Stock Awards	
Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Stephen R. Crim CEO/President	12,000	-	-	6.75	1/30/13	-	-
	95,000	-	-	8.57	6/19/13	-	-
	18,000	-	-	13.67	1/21/14	-	-
	10,000	-	-	16.40	3/15/16	-	-
	10,000	-	-	19.05	3/15/17	-	-
	10,000	-	-	17.95	3/4/18	-	-
	8,455	-	-	17.95	3/4/18	-	-
	17,626	8,813	-	9.10	3/11/19	4,615	100,376
	5,361	10,722	-	14.64	3/5/20	64,304	1,398,612
	-	-	-	-	3/14/21	8,908	193,749
	-	-	-	-	7/29/21	60,000	1,305,000
Joseph D. Scollo, Jr. COO/Exec. VP	11,000	-	-	6.75	1/30/13	-	-
	50,000	-	-	8.57	6/19/13	-	-
	12,000	-	-	13.67	1/21/14	-	-
	7,500	-	-	16.40	3/15/16	-	-
	7,500	-	-	19.05	3/15/17	-	-
	7,500	-	-	17.95	3/4/18	-	-
	-	6,946	-	17.95	3/4/18	-	-
	15,268	7,904	-	9.10	3/11/19	3,105	67,534
	4,952	9,905	-	14.64	3/5/20	42,981	934,837
	-	-	-	-	3/14/21	8,140	177,045
	-	-	-	-	7/29/21	60,000	1,305,000
Mark W. Haushill CFO	-	20,000 [2]	-	16.07	9/8/19	-	-
	1,017	2,034 [1]	-	14.64	3/5/20	13,358	290,537
	-	-	-	-	3/14/21	5,220	113,535
	-	-	-	-	7/29/21	50,000	1,087,500
Guy Cloutier[4] Sr. Vice President	5,000	-	-	19.55	9/17/17	-	-
	2,500	-	-	17.95	3/4/18	-	-
	10,971	-	-	14.64	3/5/20	-	-
Ambuj Jain Senior Vice President	10,000	-	-	13.77	7/27/14	-	-
	4,000	-	-	16.40	3/15/16	-	-
	4,000	-	-	19.05	3/15/17	-	-
	4,000	-	-	17.95	3/4/18	-	-
	6,895	3,447	-	9.10	3/11/19	1,895	41,216
	2,188	4,377	-	14.64	3/5/20	14,344	311,982
	-	-	-	-	3/14/21	4,032	87,696
	-	-	-	-	7/29/21	25,000	543,750
Nicholas J. Pascall[5] Vice President	-	4,196	-	9.10	3/11/19	1,923	41,825
	3,255	6,511	-	14.64	3/5/20	2,743	59,660
	-	-	-	-	8/3/21	2,500	54,375
	-	-	-	-	7/29/21	10,000	217,500

(1) The options have a three-year vesting schedule, pursuant to which the shares underlying the options shall vest in one-third increments on each of the first three anniversaries from the date of grant.
(2) The options cliff vest on the fifth anniversary from the date of grant.
(3) Closing price on December 30, 2011, was $21.75.
(4) Mr. Cloutier resigned from the Company effective September 30, 2011.
(5) Mr. Pascall became head of our Bermuda reinsurance operation on September 30, 2011.

Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested by the NEOs during the year ended December 31, 2011:

OPTION EXERCISES AND STOCK VESTED

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Stephen R. Crim CEO/President	20,000 - -	$255,400 - -	2,340 2,307 1,434	$48,368 $47,009 $29,641
Joseph D. Scollo, Jr. COO/Exec. VP	12,000 - -	$156,600 - -	1,441 1,552 993	$29,796 $31,619 $20,525
Mark W. Haushill CFO	- -	- -	286 -	$5,911 -
Guy Cloutier[(1)] Senior VP	11,241 - - - -	$132,981 - - - -	975 1,545 1,024 3,091 3,073	$20,153 $31,476 $21,166 $56,874 $56,543
Ambuj Jain Senior VP	- - -	- - -	878 948 614	$18,138 $19,306 $12,691
Nicholas J. Pascall[(2)] VP	8,394 - -	76,973 - -	3,516 961 914	$72,666 $19,586 $18,892

Pension Benefits

The Company does not have or provide any supplemental Executive retirement plan or similar plan that provides for specified retirement payments or benefits with the exception of Mr. Pascall.

The Company makes an annual contribution to Mr. Pascall pension equal to 10% of his annual salary.

Nonqualified Deferred Compensation

The Company does not have or provide any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change In Control

There are no specified payments accruing to the benefit of Mr. Pascall upon such termination as a result of a contract, agreement, plan or arrangement between Mr. Pascall and the Company. Because of their employment agreements, Messrs. Crim, Scollo and Haushill are eligible for certain benefits in the event of termination of their employment as more specifically discussed below. Mr. Jain is party to a Change in Control Agreement, dated April 1, 2008, that provides for the payment of 12 months of salary and 12 months of COBRA coverage if he is terminated other than for cause in connection with or within 24 months after a Change in Control. The amount of potential payments to each such NEO is dependent upon the nature of the termination as discussed below. The amounts of potential payments as referenced in the table assume that such triggering event was effective as of December 31, 2011. The actual amounts to be paid out upon termination or change in control can only be determined at the time of such event.

For purposes of this discussion, "Executive" refers to each of Messrs. Crim, Haushill and Scollo and:

(1) "Cause" means (i) the continued failure of Executive to perform substantially Executive's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by Executive, after reasonable efforts, to meet performance expectations), after a written demand for substantial performance is delivered to Executive by the Board which specifically identifies in detail the manner in which the Board believes that Executive has not substantially performed Executive's duties, (ii) any act of fraud, misappropriation, embezzlement or similar dishonest or wrongful act by Executive, (iii) Executive's abuse of alcohol or any substance which materially interferes with Executive's ability to perform services on behalf of the Company, (iv) Executive's conviction for, or plea of guilty or *nolo contendere* to, a felony, (v) Executive's acceptance of employment with an employer other than the Company or any affiliate or subsidiary of the Company, or (vi) Executive's conviction for any crime of moral turpitude.

(2) "Good Reason" means (i) a reduction by the Company in Executive's base salary or benefits as in effect on the Effective Date or as the same may be increased from time to time, unless a similar reduction is made in salary or benefits of substantially all Senior Executives of the Company (or any of its affiliates and any of their respective subsidiaries with respect to which the Company exerts control over compensation policies); (ii) the Company's requiring Executive, without his consent, to be based at any office or location other than in the greater metropolitan area of the city in which his office is located at the Effective Date; or (iii) the Company's changing the reporting structure so that Executive no longer reports directly to the Board.

(3) "Poor Performance" means the failure of Executive to meet reasonable and achievable performance expectations (other than any such failure resulting from incapacity due to physical or mental illness); provided, however, that termination for Poor Performance will not be effective unless at least 30 days prior to such termination Executive has received written notice from the Board which specifically identifies the manner in which the Board believes that Executive has not met performance expectations and Executive has failed after receipt of such notice to resume the diligent performance of his duties to the satisfaction of the Board.

Prior to or More than 24 Months after Change in Control.

Termination by Company other than for Poor Performance, Cause or Disability; Termination by Executive for Good Reason; or Expiration of Executive's Employment Period:

If the Company terminates any of the Executive's employment other than for Poor Performance, Cause or Disability or any of the Executives terminates his employment for Good Reason within 90 days after the event of occurrence of the event causing the Good Reason or the Executive's employment period expires, such Executive shall be entitled to:

- the sum of the base salary through the date of termination and any accrued vacation pay to the extent not yet paid to be paid in a lump sum within 30 days after the date of termination (the "Accrued Obligations").

- an amount equal to the longer of 18 months base salary or the remaining term of the employment period from the date of termination, to be paid in equal semi-monthly or other installments as are customary under the Company's payroll practices (the "Normal Severance Period").

- COBRA continuation coverage during the Normal Severance Period.

- a cash sum in an amount equal to 100% of his bonus opportunity (prorated through the date of termination) adjusted according to his year-to-date performance at the date of termination to be paid in a lump sum within 30 days after the date of termination.

- all grants of restricted stock, restricted stock units and similar stock-based awards, which will become immediately vested as of the date of termination.

- all options, stock appreciation rights and similar stock-based awards that would have become vested within the 24 month period following the date of termination had the Executive remained employed will become immediately vested and exercisable as of the date of termination.

- all options that are vested but unexercised which will remain exercisable through the earlier of the original expiration date; the 90th day following the end of the Normal Severance Period; or 10 years from the date of grant.

Termination by the Company for Poor Performance:

If the Company terminates any of the Executive's employment for Poor Performance, such Executive shall be entitled to:

- payment of the Accrued Obligations to be paid in a lump sum within 30 days after the date of termination.

- an amount equal to 12 months base salary, to be paid in equal semi-monthly or other installments as are customary under the Company's payroll practices (the "Poor Performance Severance Period").

- COBRA continuation coverage during the Poor Performance Severance Period.

- all grants of restricted stock, restricted stock units and similar stock-based awards that would have become vested within the 12 month period following the date of termination had the Executive remained employed, which will become immediately vested as of the date of termination.

- subject to specific approval of the Committee, all options, stock appreciation rights and similar stock-based awards that would have become vested within the 12 month period following the date of termination had the Executive remained employed will become immediately vested and exercisable as of the date of termination.

- all options that are vested but unexercised which will remain exercisable through the earlier of the original expiration date; the 90th day following the end of the Poor Performance Severance Period; or 10 years from the date of grant.

After or In Connection with Change in Control:

Termination by Executive for Good Reason; Termination by Company other than for Cause or Disability:

If a change in control occurs, and within 24 months following such change in control (or if Executive can show that termination by the Executive or the Company in anticipation of a change in control) the Company terminates any of the Executive's employment other than for Cause or Disability or any of the Executives terminates his employment for Good Reason, such Executive shall be entitled to:

- payment of the Accrued Obligations to be paid in a lump sum within 30 days after the date of termination.

- an amount equal to 36 times the monthly base salary to be paid in a lump sum within 30 days after the date of termination if the change in control qualifies as a change in ownership or effective control of the Company; otherwise, payment will be made in equal semi-monthly or other installments as are customary under the Company's payroll practices.

- COBRA continuation coverage for up to 18 months after the date of termination.

- a cash sum in an amount equal to 100% of his bonus opportunity (prorated through the date of termination) adjusted according to his year-to-date performance at the date of termination to be paid in a lump sum within 30 days after the date of termination.

- all grants of restricted stock, restricted stock units and similar stock-based awards, which will become immediately vested as of the date of termination.

- all options, stock appreciation rights and similar stock-based awards will become immediately vested and exercisable as of the date of termination.

- all options that are vested but unexercised which will remain exercisable through the earlier of the original expiration date; the 90th day following the end of the 36 month period beginning on the date of termination; or 10 years from the date of grant.

Termination Due to Death, Disability or Retirement:

If any of the Executive's employment is terminated due to his death, Disability or Retirement, his employment agreement will terminate without further obligation to the Executive by the Company other than for the payment of the Accrued Obligations to be paid in a lump sum within 30 days after the date of termination to the Executive or his estate or beneficiary.

Each of the NEOs has entered into a stock option agreement, in which their options cliff vest upon the fifth anniversary from the date of grant (the "Cliff-Vesting Option Agreements"). Pursuant to the Cliff-Vesting Option Agreements, if the employment of any of the NEOs is terminated due to death or disability, all the options which are not vested and exercisable shall become fully vested and exercisable as of such termination date.

Each of the NEOs also has stock option agreements, in which their options vest ratably over a 3 year period (the "3 Year Option Agreements"). Under the 3 Year Option Agreements, the NEOs are only entitled to the options which have vested at the time of termination due to death or disability. However, pursuant to their contracts, as discussed above, certain 3 Year Options held by Messrs. Crim, Scollo, Haushill and Hutto will become fully vested and exercisable upon certain terminations.

Termination for Cause or Voluntary Termination without Good Reason.

In the event the Company terminates an Executive's employment for cause or any of the Executives voluntarily terminates his employment, such Executive's employment agreement will terminate without further obligation to the Executive by the Company other than for the payment of the Accrued Obligations to be paid in a lump sum within 30 days after the date of termination.

The following tables set forth the estimated potential payments that would be made to each of the NEOs upon termination or change in control as described above, assuming termination of employment or the change in control took place on December 31, 2011:

Prior to or More Than 24 Months after a Change in Control			
Named Executive Officer	Type of Payment	Termination by Company other than for Poor Performance, Cause or Disability; Termination by Executive for Good Reason Expiration of Executive's Employment Period ($)	Termination for Poor Performance ($)
Stephen R. Crim	Payment(1)	678,333	458,333
	Bonus(2)	140,800	-
	COBRA(3)	27,196	27,196
	Restricted Stock Awards(4) (5)	2,997,737	180,014
	Options(5) (6)	2,176,972	2,138,856
	Total	6,021,181	2,804,399
Joseph D. Scollo, Jr.	Payment(1)	628,254	424,496
	Bonus(2)	130,405	-
	COBRA(3)	26,947	26,947
	Restricted Stock Awards(4) (5)	2,484,416	133,409
	Options(5) (6)	1,441,820	1,399,780
	Total	4,705,011	1,984,632
Mark W. Haushill	Payment(1)	537,425	363,125
	Bonus(2)	111,552	-
	COBRA(3)	26,947	26,947
	Restricted Stock Awards(4) (5)	1,491,572	34,604
	Options(5) (6)	135,292	21,693
	Total	2,302,788	446,369
Ambuj Jain	Payment(1)	419,392	283,373
	Bonus(2)	87,052	-
	COBRA(3)	17,218	17,218
	Restricted Stock Awards(4) (5)	984,644	76,489
	Options(5) (6)	304,703	289,147
	Total	1,802,210	655,427
Nicholas J. Pascall(7) (8)	Payment	-	-
	Bonus	-	-
	COBRA	-	-
	Restricted Stock Awards(4) (5)	373,360	93,340
	Options	176,619	99,372
	Total	536,038	189,227

(1) The dollar amounts are calculated assuming a termination date of December 31, 2011, and taking into consideration the Company's pay period which is on a semi-monthly basis (which is the 15th and the last day of the month). Messrs. Crim, Scollo and Haushill would be entitled to the amount accrued to the termination date which, in this case, would be the amounts accrued from the 16th to the 31st of December 2011 pursuant to the terms of their respective employment agreements.
(2) The bonuses are calculated assuming the maximum percentage allowable pursuant to each of the employment agreements.
(3) The amounts represented are the premiums for equivalent or similar major medical coverage for which each employee is currently enrolled, which was $1,510.89 (Crim), $1,497.07 (Scollo), $1,497.07 (Haushill), $956.56 (Jain) per month as of December 31, 2011.
(4) Restricted stock awards were granted on March 11, 2009, March 5, 2010, March 14, 2011 and July 29, 2011. Mr. Pascall received an additional award on August 3, 2011.
(5) The options and award dollar amount is calculated based on the closing stock price of the Company of $21.75 on December 30, 2011.
(6) The option dollar amount under 'Termination for Poor Performance' is calculated assuming the Committee has approved and allowed the vesting of such unvested during the 12 month period as described above.
(7) Employment will be subject to 3 month's written notice of termination in writing on either side, notwithstanding the foregoing:

A) The period of notice may be waived either in whole or partly by mutual agreement.

B) Payment in lieu of notice may be given at the Company's discretion.

C) The Company may terminate employment forthwith in the event the employee commits any act or gross default, serious misconduct, dishonesty, or fraud resulting in serious harm or injury either to the reputation or business of the Company.

(8) Upon termination of employment, should the employee not secure alternative employment in Bermuda, the Company may, at its sole discretion, reimburse the employee in an amount not to exceed $20,000 for the actual costs the employee incurs, and which could not be reimbursed by any other source, for the employee's relocation back to his home country.

After or in Connection with a Change in Control		
Named Executive Officer	Type of Payment	Termination by Company other than for Cause or Disability; Termination by Employee for Good Cause ($)
Stephen R. Crim	Payment[1]	1,338,333
	Bonus[2]	140,800
	COBRA[3]	27,196
	Restricted Stock Awards[4] [5]	2,997,737
	Options[5]	2,176,972
	Total	6,681,181
Joseph D. Scollo, Jr.	Payment[1]	1,239,528
	Bonus[2]	130,405
	COBRA[3]	26,947
	Restricted Stock Awards[4] [5]	2,484,416
	Options[5]	1,441,820
	Total	5,316,285
Mark W. Haushill	Payment[1]	1,060,325
	Bonus[2]	111,552
	COBRA[3]	26,947
	Restricted Stock Awards[4] [5]	1,491,572
	Options[5]	135,292
	Total	2,825,688
Ambuj Jain	Payment[1]	827,449
	Bonus[2]	87,052
	COBRA[3]	17,218
	Restricted Stock Awards[4] [5]	984,644
	Options[5]	304,703
	Total	2,210,267
Nicholas J. Pascall[6] [7]	Payment	-
	Bonus	-
	COBRA	-
	Restricted Stock Awards[4] [5]	373,360
	Options	176,619
	Total	536,038

(1) The dollar amounts are calculated assuming a termination date of December 31, 2011, and taking into consideration the Company's pay period which is on a semi-monthly basis (which is the 15th and the last day of the month). Messrs. Crim, Scollo and Haushill would be entitled to the amount accrued to the termination date which, in this case, would be the amounts accrued from the 16th to the 31st of December 2011 pursuant to the terms of their respective employment agreements.
(2) The bonuses are calculated assuming the maximum percentage allowable pursuant to each of the employment agreements.
(3) The amounts represented are the premiums for equivalent or similar major medical coverage for which each employee is currently enrolled, which were $1,510.89 (Crim), $1,497.07 (Scollo), $1,497.07 (Haushill), $956.56 (Jain) per month as of December 31, 2011.
(4) Restricted stock awards were granted on March 11, 2009, March 5, 2010, March 14, 2011 and July 29, 2011 to each of the individuals. Mr. Pascall received an additional award on August 3, 2011.
(5) The options and award dollar amount is calculated based on the closing stock price of the Company of $21.75 on December 30, 2011.
(6) Employment will be subject to 3 month's written notice of termination in writing on either side, notwithstanding the foregoing:

A) The period of notice may be waived either in whole or partly by mutual agreement
B) Payment in lieu of notice may be given at the Company's discretion.
C) The Company may terminate employment forthwith in the event the employee commits any act or gross default, serious misconduct, dishonesty, or fraud resulting in serious harm or injury either to the reputation or business of the Company.

(7) Upon termination of employment, should the employee not secure alternative employment in Bermuda, the Company may, at its sole discretion, reimburse the employee in an amount not to exceed $20,000 for the actual costs the employee incurs, and which could not be reimbursed by any other source, for the employee's relocation back to his home country.

Due to Disability, Cause or Voluntary Termination without Good Reason			
Named Executive Officer	Type of Payment	Termination due to Death, Disability or Retirement ($)	Termination for Cause or Voluntary Termination without Good Reason ($)
Stephen R. Crim	Payment[(1)]	18,333	18,333
	Bonus	-	-
	COBRA	-	-
	Restricted Stock Awards	-	-
	Options[(2)]	1,989,397	-
	Total	2,007,730	18,333
Joseph D. Scollo, Jr.	Payment[(1)]	16,980	16,980
	Bonus	-	-
	COBRA	-	-
	Restricted Stock Awards	-	-
	Options[(2)]	1,271,410	-
	Total	1,281,559	16,980
Mark W. Haushill	Payment[(1)]	14,525	14,525
	Bonus	-	-
	COBRA	-	-
	Restricted Stock Awards	-	-
	Options[(2)]	135,293	-
	Total	21,755	14,525
Ambuj Jain	Payment[(1)]	11,335	11,335
	Bonus	-	-
	COBRA	-	-
	Restricted Stock Awards	-	-
	Options[(2)]	219,178	-
	Total	230,513	11,335
Nicholas J. Pascall[(3) (4)]	Payment	-	-
	Bonus	-	-
	COBRA	-	-
	Restricted Stock Awards	-	-
	Options[(2)]	23,143	-
	Total	23,143	-

(1) The dollar amounts are calculated assuming a termination date of December 31, 2011, and taking into consideration the Company's pay period which is on a semi-monthly basis (which is the 15th and the last day of the month). Messrs. Crim, Scollo and Haushill would be entitled to the amount accrued to the termination date which, in this case, would be the amounts accrued from the 16th to the 31st of December 2011 pursuant to the terms of their respective employment agreements.
(2) The dollar amount is calculated based on the closing stock price of the Company of $21.75 on December 30, 2011.
(3) Employment will be subject to 3 month's written notice of termination in writing on either side, notwithstanding the foregoing:
A) The period of notice may be waived either in whole or partly by mutual agreement
B) Payment in lieu of notice may be given at the Company's discretion.
C) The Company may terminate employment forthwith in the event the employee commits any act or gross default, serious misconduct, dishonesty, or fraud resulting in serious harm or injury either to the reputation or business of the Company.
(4) Upon termination of employment, should the employee not secure alternative employment in Bermuda, the Company may, at its sole discretion, reimburse the employee in an amount not to exceed $20,000 for the actual costs the employee incurs, and which could not be reimbursed by any other source, for the employee's relocation back to his home country.

Compensation Risks

The Compensation Committee has reviewed the elements of compensation of all employees, including Executive compensation, to determine whether the Company's compensation policies, practices and procedures are reasonably likely to have a material adverse effect on the Company. After analysis, the Compensation Committee does not believe that the mix and design of the elements of compensation encourage the assumption of excessive or inappropriate risk or that our compensation structure is reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

The compensation Committee is made up of non-employee Directors who have never served as Executive Officers of the Company. It consisted of Messrs. Geneen and Mueller and Ms. Hirsch through May 11, 2011 and Messrs. Geneen, Groot and Mueller subsequently. During 2011, none of the Company's Executive Officers served on the Board of Directors of any entities whose Directors or Officers serve on the Company's compensation Committee.

COMPENSATION COMMITTEE REPORT

The compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Form 10-K/A.

Lawrence I. Geneen, Chairman
David V. Brueggen
Thomas W. Mueller

Director Compensation

Name	Fees Earned Or Paid In Cash ($) [1]	Stock Awards ($) [2]	All Other Compensation ($)	Total ($)
Cody W. Birdwell	42,500	47,500	-	90,000
David V. Brueggen	62,500	47,500	8,511	118,511
Harris Chorney	55,000	47,500	14,792	117,292
Stephen R. Crim [3]	-	-	-	-
Lawrence I. Geneen	46,500	47,500	7,142	101,142
Steven L. Groot	51,250	47,500	10,010	108,760
Thomas W. Mueller	37,000	47,500	6,320	90,820

(1) These amounts represent all fees earned for service as a Director during 2011. The non-employee Directors received the following compensation for their services as a Director. The Directors' compensation is subject to change from time to time.

- Annual Retainer Fee – Each non-employee Director is paid in the form of common shares of the Company having a fair market value of $40,000 (or a pro rata portion thereof for less than a full year's service) on the date of issuance.
- Retainer Fees for Committee Chairs – The annual cash retainer for (i) the Chairman of the Board is $15,000; (ii) the Audit Committee Chairman is $15,000; and (iii) the Chairman of any committee, other than the Audit Committee, is $7,500.
- Travel Compensation – Each non-employee Director receives $1,000 for their travel time to any meeting requested by the Company in which they are present in person and for other miscellaneous expenses. Such compensation is not paid for attendance at a meeting not requiring travel.
- Expense Reimbursement – The Directors are reimbursed for their expenses incurred in connection with travel to any Board and/or Committee meeting, including airfare, lodging and meals and incidentals. Directors are also reimbursed for fees and costs associated with board education or professional development.

(2) "Stock Awards" dollar amount is calculated by using fair market value of the awards on July 25, 2011. The aggregate number of common shares issued was 16,975.

(3) Mr. Crim is the Chief Executive Officer of the Company and receives no additional compensation as a Director of the Company.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information regarding the common shares of the Company owned as of March 31, 2012 (i) by each of the Company's Directors, (ii) by each of the Company's NEOs identified in the Summary Compensation Table above, (iii) by each person who beneficially owns more than 5% of the common shares and (iv) by all Directors and Executive Officers of the Company as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to such common shares.

Shares beneficially owned include shares that may be acquired pursuant to the exercise of outstanding stock options that are exercisable within 60 days of March 31, 2012.

Name of Beneficial Owner	Number of Common Shares	Shares that May be Acquired Within 60 Days	Total Shares	Percentage Ownership
Cody W. Birdwell (1)	209,101	-	209,101	2.04%
David V. Brueggen (2)	32,552	-	32,552	*
Harris K. Chorney	12,544	-	12,544	*
Stephen R. Crim (3)	254,951	200,616	455,567	4.44%
Lawrence I. Geneen (4)	21,530	-	21,530	*
Steven L. Groot (5)	42,936	-	42,936	*
Mark W. Haushill	74,558	2,034	76,592	*
Ambuj Jain	54,002	36,719	90,721	*
Thomas W. Mueller (6)	318,885	-	318,885	3.11%
Nicholas J. Pascall	39,753	10,707	50,460	*
Joseph D. Scollo, Jr	148,904	125,063	273,967	2.67%
All Directors and Executive Officers as a group (12 persons)	1,209,716	375,139	1,584,855	15.45%

Name of Beneficial Owner	Number of Common Shares	Shares that May be Acquired Within 60 Days	Total Shares	Percentage Ownership
Dimensional Fund Advisors LP (7)	634,473	-	684,743	6.11%

**Less than 1%*

(1) Includes 98,250 common shares of record held by The Cody Birdwell Family Limited Partnership, over which Mr. Birdwell has sole voting power with respect to the common shares.

(2) Includes 2,003 common shares owned by his wife.

(3) Includes 38,995 common shares owned by his spouse and 1,569 common shares held of record as custodian for his children.

(4) Includes 1,000 common shares owned by his spouse.

(5) Includes 42,336 common shares held by K Groot & S Groot TTEE, Steven L. Groot Living Trust, U/A DTD 03/20/1997

(6) Includes 142,745 common shares held of record by The Mark C. Mueller Trust for which Mr. Thomas W. Mueller is the sole trustee. Mark C. Mueller is a brother of Thomas W. Mueller. Includes 160,000 common shares held of record by The Thomas W. Mueller Trust for which Mark C. Mueller is the sole trustee.

(7) Its address is Palisades West, Building One, 6300 Bee Cave Road, Austin, TX 78746 according to a Schedule 13(G) as filed with the SEC.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders(1)	569,587	$12.87	957,824
Equity compensation plans not approved by security holders (2)	20,538	N/A	188,772
Total	590,125		1,146,576

(1) Includes securities available for future issuance under the 2007 Incentive Stock Option Plan.
(2) The 20,538 represents shares actually issued to Directors under the 1998 Directors Stock Award Plan. The 188,772 represents the shares available for future awards under the 1998 Directors Stock Award Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Messrs. Birdwell, Brueggen, Crim and Mueller, members of the Company's Board of Directors, are also Directors of American Safety Risk Retention Group, Inc. ("ASRRG"), a non-subsidiary affiliate, which is managed by American Safety Insurance Services, Inc., the Company's principal U.S. program development, underwriting and administrative services subsidiary, on a fee-for-service basis. This entity is consolidated with the Company for accounting purposes but, for purposes of independence analysis, is considered an affiliate of the Company. American Safety Risk Retention Group, Inc. is a stock captive insurance company licensed in Vermont and is authorized to write liability insurance in all 50 states as a result of the federal Risk Retention Act. The Directors of American Safety Risk Retention Group, Inc. are elected annually by its shareholder/insureds. Mr. Weaver is Chief Executive Officer of Specialty Systems, Inc. ASRRG, the non-subsidiary affiliate, provides insurance-related products and services to each of these entities in the ordinary course of business and may in the future continue to provide insurance-related products and services to these entities.

Pursuant to the Company's Code of Business Conduct and Ethics, all "related party transactions" involving the Company, its subsidiaries or affiliates shall be approved in advance by (a) a majority of the independent members of the Company's Board of Directors, or (b) a majority of the members of a committee of the Company's Board of Directors consisting solely of independent directors, such as the Audit Committee or the Nominating and Corporate Governance Committee. For purposes of this discussion a "related party transaction" is one in which the Company is a participant and that, individually or taken together with related transactions, exceeds, or is reasonably likely to exceed, $50,000 in amount in any year and which any of the following individuals (a "covered person") has a direct or indirect material interest:

1. any Director or Executive Officer;
2. any nominee for election as a Director;
3. any securityholder who is known by the Company to own of record or beneficially more than 5% of any class of the Company's voting securities; or
4. any immediate family member of any of the foregoing persons, including any child; stepchild; parent; stepparent; spouse; sibling; mother-, father-, son-, daughter-, brother-, or sister-in-law; and any person (other than a tenant or employee) sharing the same household.

A material interest in a transaction shall not be deemed to exist when a covered person's interest in the transaction results from (a) the covered person's (together with his immediate family's) direct or indirect ownership of less than a 10% economic interest in the other party to the transaction, and/or the covered person's service as a Director of the other party to the transaction, or (b) the covered person's pro rata participation in a benefit received by him solely as a security holder.

A transaction shall be deemed to involve the Company if it involves a vendor or partner of the Company or any of its subsidiaries and relates to the business relationship between the Company or any of its subsidiaries and that vendor or partner.

The Company is subject to the NYSE listing standards which require the Board of Directors and certain Board committees of listed companies to meet certain independence requirements. See ***"Corporate Governance"*** in Item 10 of this Form 10-K/A for disclosure regarding Director independence.

Item 14. Principal Accounting Fees and Services.

The following represents the fees billed to the Company for the two most recent fiscal years by BDO USA LLP, the Company's independent registered public accountant for 2010 and 2011:

	2011 (in thousands)	2010 (in thousands)
Audit Fees [1]	$ 545	$ 542
Audit-Related Fees [1]	15	15
Tax Fees	--	--
All Other Fees	--	--
Total	$ 560	$ 557

(1) Includes fees for professional services rendered for the audit of the Company's annual financial statements, review of quarterly financial statements, statutory audits in 2010, an audit of internal controls over financial reporting as required by Section 404 of the Sarbanes Oxley Act.

The audit committee of the Company's Board of Directors considered the provision of non-audit services by BDO USA LLP and determined that the provision of such services was consistent with maintaining the independence of such independent registered public accounting firm. The audit committee pre-approves all audit and non-audit services provided by BDO USA LLP.

PART IV

Item 15. Exhibits and Financial Statements, Schedules.

A. Financial Statements, Schedules and Exhibits

1. Financial Statements

The following is a list of financial statements, together with Reports thereon, filed as part of this Report:

- Reports of BDO USA, LLP, Independent Registered Public Accounting Firm
- Consolidated Balance Sheets at December 31, 2011 and 2010
- Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009
- Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2011, 2010 and 2009
- Consolidated Statements of Cash Flow for the Years Ended December 31, 2011, 2010 and 2009
- Consolidated Statements of Comprehensive Earnings for the Years Ended December 31, 2011, 2010 and 2009
- Notes to Consolidated Financial Statements
- Selected Quarterly Financial Data

2. Financial Statement Schedules and Exhibits

The following is a list of financial statement schedules and exhibits filed as part of this report:

Schedule/Exhibit Number	Page
Schedule II - Condensed Financial Statements (Parent only)	136
Schedule III – Supplemental Information	140
Schedule IV – Reinsurance	141

Other schedules have been omitted as they are not applicable to the Company, or the required information has been included in the financial statements and related notes.

3. Exhibits

The following is a list of exhibits required to be filed as part of this Report:

Exhibit Number	Title
3.1	Memorandum of Association of American Safety Insurance Holdings, Ltd. [incorporated by reference to Exhibit 3.1 to Registrant's Amendment No. 1 to the Registration Statement on Form S-1 filed January 27, 1998, (Registration No. 333-42749)] and the Certificate of Incorporation of Change of Name.
3.2	Bye-Laws of American Safety Insurance Holdings, Ltd. [incorporated by reference to Exhibit 3.2 to Registrant's Amendment No. 1 to Registration Statement on Form S-1 filed January 27, 1998 (Registration No. 333-42749)].
4.2	Amended and Restated Declaration of Trust of American Safety Capital Trust dated as of May 22, 2003, among Wilmington Trust Company, as institutional trustee, American Safety Holdings Corp., as sponsor, American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, Steven B. Mathis, Stephen R. Crim and Fred J. Pinckney, as administrators [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated May 22, 2003 (File No. 001-14795)].
4.3	Indenture dated as of May 22, 2003, between American Safety Holdings Corp., American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, and Wilmington Trust Company, as trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated May 22, 2003 (File No. 001-14795)].
4.4	Guarantee Agreement dated as of May 22, 2003, between American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, and Wilmington Trust Company, as trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated May 22, 2003 (File No. 001-14795)].
4.5	Amended and Restated Trust Agreement of American Safety Capital Trust II dated as of September 30, 2003, among American Safety Holdings Corp., as depositor, JPMorgan Chase Bank, as property trustee, Chase Manhattan Bank USA, National Association, as Delaware trustee, and Steven B. Mathis, Stephen R. Crim and Fred J. Pinckney, as administrative trustees [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated September 30, 2003 (File No. 001-14795)].
4.6	Junior Subordinated Indenture dated as of September 30, 2003, between American Safety Holdings Corp. and JPMorgan Chase Bank, as trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated September 30, 2003 (File No. 001-14795)].

Exhibit Number	Title
4.7	Guarantee Agreement dated as of September 30, 2003, among American Safety Holdings Corp., as guarantor, American Safety Insurance Holdings, Ltd., as parent guarantor and JPMorgan Chase Bank, as guarantee trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated October 15, 2003 (File No. 001-14795)].
4.8	Common Securities Subscription Agreement dated as of September 30, 2002, between American Safety Holdings Corp. and American Safety Capital Trust II, together as offerors [incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795)].
4.9	Amended and Restated Declaration of Trust of American Safety Capital Trust III dated as of November 17, 2005, among American Safety Holdings Corp., Wilmington Trust Company, as institutional trustee and Delaware trustee, and Steven B. Mathis and Stephen R. Crim, as administrators [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2006 (File No. 001-14795)].
4.10	Indenture dated as of November 17, 2006, between American Safety Holdings Corp. and Wilmington Trust Company as trustee [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795)].
4.11	Guarantee Agreement dated as of November 17, 2006, between American Safety Holdings Corp., as guarantors and Wilmington Trust Company, as guarantee trustee, [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795)].
4.12	Parent Guarantee Agreement dated as of November 17, 2005, between American Safety Insurance Holdings, Ltd. and Wilmington Trust Company [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2006 (File No. 001-14795)].
4.13	Subscription Agreement dated as of November 17, 2005, among American Safety Capital Trust III, American Safety Holdings Corp. and Keefe, Bruyette & Woods, Inc. [incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2006 (File No. 001-14795)].
10.1+	2007 Incentive Stock Plan [incorporated by reference to Exhibit 10.1 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2007 (File No. 001-14795)].
10.2+	1998 Director Stock Award Plan [incorporated by reference to Exhibit 10.3 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795)].

10.3	Amended and Restated Program Management Agreement between American Safety Insurance Services, Inc. and American Safety Risk Retention Group, Inc., dated January 1, 2009, [incorporated by reference to Exhibit 10.3 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.4	Amended and Restated Program Management Agreement between American Safety Insurance Services, Inc. and American Safety Casualty Insurance Company, dated January 1, 2009, [incorporated by reference to Exhibit 10.4 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.5	Amended and Restated Program Management Agreement between American Safety Insurance Services, Inc. and American Safety Indemnity Company, dated January 1, 2009, [incorporated by reference to Exhibit 10.5 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.6	Professional and Administrative Services Agreement between American Safety Administrative Services, Inc. and American Safety Risk Retention Group, Inc., dated January 1, 2009, [incorporated by reference to Exhibit 10.6 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.7	Professional and Administrative Services Agreement between American Safety Administrative Services, Inc. and American Safety Casualty Insurance Company, dated January 1, 2009, [incorporated by reference to Exhibit 10.7 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.8	Professional and Administrative Services Agreement between American Safety Administrative Services, Inc. and American Safety Indemnity Company, dated January 1, 2009, [incorporated by reference to Exhibit 10.8 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2008 (File No. 001-14795)].
10.9+	Amended and Restated Employment Agreement between American Safety Insurance Services, Inc. and Stephen R. Crim [incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, dated August 9, 2011 (File No. 001-14795)].
10.10+	Amended and Restated Employment Agreement between American Safety Insurance Services, Inc. and Joseph D. Scollo [incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarter ended June 30, 2011, dated August 9, 2011 (File No. 001-14795)].
10.12+	Amended and Restated Employment Agreement between American Safety Insurance Services, Inc. and Randolph L. Hutto [incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, dated August 9, 2011 (File No. 001-14795)].

10.13+	Amended and Restated Employment Agreement between American Safety Insurance Services, Inc. and Mark W. Haushill [incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, dated August 9, 2011 (File No. 001-14795)].
10.14	Office Lease Agreement between ORT, an Ohio general partnership, and American Safety Insurance Services, Inc. for office space in Atlanta, Georgia [incorporated by reference to Exhibit 10.8 to the Form 10-K of American Safety Insurance Holdings, Ltd., for the year ended December 31, 2006 [(File No. 001-14795)].
11.	Computation of Earnings Per Share.
12.	Ratio of Earnings to Fixed Charges.
14.	Code of Business Conduct and Ethics
21.	Subsidiaries of the Company.
23.1	Consent of BDO USA, LLP.
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer.

+Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 15, 2012.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

By: /s/ Stephen R. Crim

Stephen R. Crim, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities indicated on March 15, 2012.

Signature	Title
/s/ Stephen R. Crim Stephen R. Crim	President and Chief Executive Officer (Principal Executive Officer)
/s/ Mark W. Haushill Mark W. Haushill	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ David V. Brueggen David V. Brueggen	Chairman of the Board of Directors
/s/ Cody W. Birdwell Cody W. Birdwell	Director
/s/ Lawrence I. Geneen Lawrence I. Geneen	Director
/s/ Steven L. Groot Steven L. Groot	Director
/s/ Thomas W. Mueller Thomas W. Mueller	Director
/s/ Harris R. Chorney Harris R. Chorney	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
American Safety Insurance Holdings, Ltd.

We have audited American Safety Insurance Holdings, Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO" criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Safety Insurance Holdings, Ltd. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2011, and our report dated March 15, 2012, expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Atlanta, Georgia
March 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
American Safety Insurance Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of American Safety Insurance Holdings, Ltd. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2011. We have also audited Schedules II, III, and IV as of and for each of the three years in the period ended December 31, 2011. These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Safety Insurance Holdings, Ltd. and subsidiaries at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the related schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Safety Insurance Holdings, Ltd.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2012, expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Atlanta, Georgia
March 15, 2012

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
(dollars in thousands except per share data)

	December 31, 2011	December 31, 2010
Assets		
Investments available-for-sale:		
Fixed maturity securities, at fair value (including $4,623 and $5,419 from VIE)	$ 815,999	$ 750,250
Common stock, at fair value	6,751	5,082
Preferred stock, at fair value	2,932	2,911
Short-term investments, at fair value (including $3,723 and $3,083 from VIE)	57,417	60,207
Total investments	883,099	818,450
Cash and cash equivalents (including $2,268 and $759 from VIE)	43,481	38,307
Accrued investment income (including $45 and $54 from VIE)	6,598	7,174
Premiums receivable (including $629 and $1,116 from VIE)	33,458	32,470
Ceded unearned premium (including $166 and $286 from VIE)	22,710	24,380
Reinsurance recoverable (including $3,055 and $4,291 from VIE)	173,982	198,014
Deferred income taxes	1,877	5,922
Deferred policy acquisition costs (including $(454) and $(38) from VIE)	24,421	22,142
Property, plant and equipment, net	13,110	13,013
Goodwill	9,317	9,317
Other assets (including $1,042 and $0 from VIE)	74,479	52,064
Total assets	$ 1,286,532	$ 1,221,253
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and loss adjustment expenses (including $7,412 and $9,710 from VIE)	$ 680,201	$ 649,641
Unearned premiums (including $623 and $945 from VIE)	135,059	128,981
Ceded premiums payable (including $296 and $434 from VIE)	11,425	11,496
Funds held (including $174 and $248 from VIE)	71,955	55,917
Other liabilities (including $0 and $427 from VIE)	14,029	17,501
Loans payable	39,183	39,183
Total liabilities	$ 951,852	$ 902,719
Shareholders' equity:		
Preferred stock, $0.01 par value; authorized 5,000,000 shares; no shares issued and outstanding	$ -	$ -
Common stock, $0.01 par value; authorized 30,000,000 shares; issued and outstanding at December 31, 2011, 10,209,419 shares and at December 31, 2010, 10,386,519 shares	102	104
Additional paid-in capital	98,394	102,768
Retained earnings	185,176	174,328
Accumulated other comprehensive income, net	44,416	38,128
Total American Safety Insurance Holdings, Ltd. shareholders' equity	328,088	315,328
Equity in non-controlling interests	6,592	3,206
Total equity	334,680	318,534
Total liabilities and equity	$1,286,532	$1,221,253

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Operations
(dollars in thousands except per share data)

	Years Ended December 31,		
	2011	**2010**	**2009**
Revenues:			
Direct earned premiums	$ 241,428	$ 231,419	$ 216,710
Assumed earned premiums	51,047	40,872	35,123
Ceded earned premiums	(59,596)	(71,558)	(83,316)
Net earned premiums	232,879	200,733	168,517
Net investment income	31,338	32,138	30,554
Net realized gains	10,966	2,251	163
Fee income	3,309	4,631	5,448
Other income (loss)	47	(443)	51
Total revenues	$ 278,539	$ 239,310	$ 204,733
Expenses:			
Losses and loss adjustment expenses	169,367	120,295	97,646
Acquisition expenses	52,506	43,485	37,203
Other underwriting expenses	42,230	42,158	38,073
Interest expense	1,444	2,677	3,193
Corporate and other expenses	2,262	2,826	3,375
Total expenses	$ 267,809	$ 211,441	$ 179,490
Earnings before income taxes	10,730	27,869	25,243
Income tax (benefit) expense	(3,394)	(2,082)	541
Net earnings	$ 14,124	$ 29,951	$ 24,702
Less: Net earnings (loss) attributable to the non-controlling interest	3,282	(557)	377
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$ 10,842	$ 30,508	$ 24,325
Net earnings per share:			
Basic	$ 1.04	$ 2.96	$ 2.36
Diluted	$ 1.01	$ 2.87	$ 2.30
Weighted average number of shares outstanding:			
Basic	10,393,766	10,302,525	10,307,592
Diluted	10,739,174	10,646,104	10,557,751

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	Years ended December 31,		
	2011	**2010**	**2009**
Net earnings	$ 14,124	$ 29,951	$ 24,702
Other comprehensive income before income taxes:			
Unrealized gains on securities available-for-sale	21,518	17,850	31,394
Amortization of gain and unrealized losses on hedging transactions	(78)	(739)	2,736
Reclassification adjustment for realized gains included in net earnings	(10,966)	(2,251)	(163)
Total other comprehensive income before income taxes	10,474	14,860	33,967
Income tax expense related to items of other comprehensive income	4,082	2,069	5,133
Other comprehensive income net of income taxes	6,392	12,791	28,834
Comprehensive income	$ 20,516	$ 42,742	$ 53,536
Less: Comprehensive (loss) income attributable to the non-controlling interest	3,386	(469)	577
Comprehensive income attributable to American Safety Insurance Holdings, Ltd.	$ 17,130	$ 43,211	$ 52,959

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
(dollars in thousands)

	Years ended December 31, 2011	2010	2009
Common stock - number of shares:			
Balance at beginning of period	10,386,519	10,323,875	10,274,368
Issuance of common shares	179,608	235,266	80,193
Repurchase of common shares	(356,708)	(172,622)	(30,686)
Balance at end of period	10,209,419	10,386,519	10,323,875
Common stock:			
Balance at beginning of period	$ 104	$ 103	$ 103
Issuance of common shares	2	1	-
Repurchase of common shares	(4)	-	-
Balance at end of period	$ 102	$ 104	$ 103
Additional paid-in capital:			
Balance at beginning of period	$107,551	$107,269	$105,428
Issuance of common shares	614	959	4
Repurchase of common shares	(7,306)	(2,735)	-
Share based compensation	2,318	2,058	1,837
Balance at end of period	$103,177	$107,551	$107,269
Less: Additional paid-in capital attributable to non-controlling interest	4,783	4,783	4,783
Additional paid-in capital for American Safety Insurance Holdings, Ltd.	$ 98,394	$102,768	$102,486
Retained earnings:			
Balance at beginning of period	$173,694	$143,743	$119,041
Net earnings	14,124	29,951	24,702
Balance at end of period	$187,818	$173,694	$143,743
Less: Retained earnings attributable to non-controlling interest	2,642	(634)	(80)
Retained earnings for American Safety Insurance Holdings, Ltd.	$185,176	$174,328	$143,823
Accumulated other comprehensive income (loss):			
Balance at beginning of period	$ 38,456	$ 25,665	$ (3,169)
Unrealized gain during the period (net of deferred tax expense of $4,081, $2,068 and $5,133, respectively)	6,392	12,791	28,834
Balance at end of period	$ 44,848	$ 38,456	$ 25,665
Less: Comprehensive income attributable to non-controlling interest	432	328	240
Balance at end of period for American Safety Insurance Holdings, Ltd.	$ 44,416	$ 38,128	$ 25,425
Total shareholders' equity of American Safety Insurance Holdings, Ltd.	$328,088	$315,328	$271,837

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(dollars in thousands)

	Years ended December 31, 2011	2010	2009
Cash flow from operating activities:			
Net earnings	$ 14,124	$ 29,951	$ 24,702
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Realized gains on investments	(10,966)	(2,251)	(163)
Depreciation expense	2,898	2,736	4,028
Stock based compensation expense	2,318	2,058	1,837
Amortization of deferred acquisition costs, net	(2,279)	(5,914)	2,000
Amortization of investment premium	4,151	1,651	684
Deferred income taxes	(99)	(1,663)	999
Change in operating assets and liabilities:			
Accrued investment income	576	(869)	(80)
Premiums receivable	(988)	(10,955)	(900)
Reinsurance recoverable	24,032	2,750	(1,309)
Ceded unearned premiums	1,670	17,236	(5,498)
Funds held	16,038	7,539	22,694
Unpaid losses and loss adjustment expenses	30,560	33,197	28,877
Unearned premiums	6,078	4,792	1,622
Ceded premiums payable	(71)	566	(9,802)
Deferred revenue	20	(836)	381
Accounts payable and accrued expenses	(3,252)	1,491	4,637
Deferred rent	(240)	(243)	(375)
Other, net	(22,662)	(21,590)	(20,944)
Net cash provided by operating activities	61,908	59,646	53,390
Cash flow from investing activities:			
Purchase of fixed maturities	(392,972)	(252,867)	(268,909)
Purchase of equity securities	(2,500)	-	(288)
Proceeds from sales of fixed maturities	342,639	191,463	211,124
Proceeds from sales of equity securities	656	2,500	18,810
Consideration paid for acquired companies	-	-	(3,688)
Decrease in short term investments	4,915	7,050	14,835
Purchases of fixed assets	(2,780)	(4,520)	(3,420)
Net cash used in investing activities	(50,042)	(56,374)	(31,536)
Cash flow from financing activities:			
Shares repurchased to cover employment taxes	(289)	(148)	(430)
Proceeds from exercised stock options	614	1,107	434
Purchases of common stock pursuant to the Stock Repurchase Plan	(7,017)	(2,735)	-
Proceeds from unwind of Interest Rate Swaps	-	2,055	-
Net cash (used in) provided by financing activities	(6,692)	279	4
Net increase in cash & cash equivalents	5,174	3,551	21,858
Cash and cash equivalents at beginning of period	38,307	34,756	12,898
Cash and cash equivalents at end of period	$ 43,481	$ 38,307	$ 34,756
Supplemental disclosure of cash flow:			
Income taxes (refunded) paid	$ (1,250)	$ (1,175)	$ 2,434
Interest paid	$ 1,498	$ 2,728	$ 3,154

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements of American Safety Insurance Holdings, Ltd. ("American Safety") and its subsidiaries and American Safety Risk Retention Group Inc. ("American Safety RRG"), a non-subsidiary risk retention group affiliate (collectively, the "Company") are prepared in accordance with GAAP accepted in the United States of America. The preparation of financial statements in conformity with GAAP requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and/or actuarial determinations subject to future changes are the Company's invested assets, deferred income taxes, goodwill, reinsurance balances recoverable and the liabilities for unpaid losses and loss adjustment expenses. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. While management believes that these estimates are adequate, such estimates may change in the future.

Dollar amounts are in thousands unless otherwise noted.

(b) Description of Stock - Voting and Ownership Rights

The authorized share capital of the Company is 35 million shares, consisting of 30 million common shares, par value $.01 per share ("Common Shares"), and 5 million preferred shares, par value $.01 per share ("Preferred Shares"). The Common Shares are validly issued, fully paid, and non-assessable. There are no provisions of Bermuda law or the Company's Bye-Laws which impose any limitations on the rights of shareholders to hold or vote Common Shares by reason of such shareholders not being residents of Bermuda. Holders of Common Shares are entitled to receive dividends ratably when and as declared by the Board of Directors out of funds legally available therefore.

Each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company's shareholders, subject to the 9.5% voting limitation described below. All matters, including the election of directors, voted upon at any duly held shareholders meeting shall be authorized by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (i) approval of a merger, consolidation or amalgamation; (ii) the sale, lease, or exchange of all or substantially all of the assets of the Company; and (iii) amendment of certain provisions of the Bye-Laws, which each require the approval of at least 66-2/3% of the outstanding voting shares (in addition to any regulatory or court approvals). The Common Shares have non-cumulative voting rights, which means that the holders of a majority of the Common Shares may elect all of the directors of the Company and, in such event; the holders of the remaining shares will not be able to elect any directors.

The Bye-Laws contain certain provisions that limit the voting rights that may be exercised by certain holders of Common Shares. The Bye-Laws provide that each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company's shareholders, except that if, and so long as, the Controlled Shares (as defined below) of any person constitute 9.5% or more of the issued and outstanding Common Shares, the voting rights with respect to the Controlled Shares owned by such person shall be limited, in the aggregate, to a voting power of 9.5%, other than the voting rights of Frederick C. Treadway or Treadway Associates, L.P., affiliates of a founding shareholder of the Company.

"Controlled Shares" mean (i) all shares of the Company directly, indirectly, or constructively owned by any person and (ii) all shares of the Company directly, indirectly, or beneficially owned by such person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of persons, as so defined and including any shares that would otherwise be excluded by the provisions of Section 13(d)(6) of the Exchange Act). Under these provisions, if, and so long as, any person directly, indirectly, or constructively owns Controlled Shares having more than 9.5% of the total number of votes exercisable in respect of all shares of voting stock of the Company, the voting rights attributable to such shares will be limited, in the aggregate, to 9.5% of the total number of votes.

No holder of Common Shares of the Company shall, by reason only of such holder, have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of American Safety Insurance Holdings, Ltd., a Bermuda company, American Safety Reinsurance, Ltd. ("American Safety Re") and American Safety Assurance Ltd., ("ASA"), two 100%-owned licensed Bermuda insurance companies, American Safety Holdings Corp. ("American Safety Holdings"), a 100%-owned insurance holding company, and American Safety Risk Retention Group, Inc. ("American Safety RRG"), a non-subsidiary risk retention group affiliate. American Safety Holdings in turn wholly owns American Safety Casualty Insurance Company ("American Safety Casualty"), a property and casualty insurance company, American Safety Assurance (VT), a 100%, wholly owned Vermont sponsored captive, American Safety Insurance Services, Inc. ("ASI Services"), an underwriting and administrative subsidiary, LTC Risk Management, LLC, provides risk management solutions for the long-term care industry. As of December 31, 2011, American Safety Casualty owns 78% of American Safety Indemnity Company, a property and casualty excess and surplus lines insurance company. The remaining 22% is owned by American Safety Holdings. ASI Services wholly owns the following subsidiaries: Sureco Bond Services, Inc. ("Sureco"), a bonding agency; American Safety Claims Services, Inc. ("ASCS"), a claims service firm; American Safety Financial Corp., a financial services subsidiary; and American Safety Purchasing Group, Inc., which acts as a purchasing group for the placement of certain business with American Safety Casualty.

In accordance with 810-10-05, Consolidation of Variable Interest Entities, the accompanying financial statements consolidate American Safety RRG, based on its status as a VIE and the Company's status as the primary beneficiary of the VIE. A non-controlling interest has been established for the equity holders of American Safety RRG. All significant intercompany balances have been eliminated, as appropriate, in consolidation. The accompanying financial statements also do not consolidate American Safety Capital Trust, American Safety Capital Trust II and American Safety Capital Trust III ("American Safety Capital", "American Safety Capital II" and "American Safety Capital III", respectively) based on their status as variable interest special purpose entities of the Company's status as not being the primary beneficiary. American Safety Capital, American Safety Capital II and American Safety Capital III are accounted for under the equity method.

(d) Investments

Investment income is recorded as earned on the accrual basis and includes amortization of premiums and accretion of discounts using the interest method. Realized gains or losses on sales of investments are determined on a specific identification basis and are included in revenues. Premiums and discounts arising from the purchase of fixed income securities are treated as yield adjustments over their estimated lives.

Fixed maturity securities for which the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading" and are reported at fair value, with unrealized gains and losses included in earnings. Fixed maturity and equity securities not classified as either held-to-maturity or trading are classified as "available-for-sale" and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a component of accumulated other comprehensive income.

The Company has the ability and intent to hold securities with unrealized losses until they mature or recover in value. However, the Company may, from time to time, sell securities in response to market conditions or interest rate fluctuations in accordance with its investment guidelines or to fund the cash needs of individual operating subsidiaries. When a decision is made to sell a security that has an unrealized loss, the loss is recognized at the time of the decision. At December 31, 2011 and 2010, the Company considered all of its fixed maturity securities as "available-for-sale."

The Company routinely monitors and evaluates the difference between the cost and fair value of its investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and evaluation for a potential recovery in market value, among other factors. This process is not exact and further requires consideration of risks such as credit risk and interest rate risk. Therefore, if an investment's cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate.

The other-than-temporary impairment ("OTTI") is split between a credit loss portion and a portion due to other factors like liquidity and market interest rate changes. The credit portion of the OTTI is the difference between the amortized cost of the debt security and the present value of the estimated cash flows to be received from the security and is charged to expense. The non-credit portion is recorded in a new category of other comprehensive income, net of applicable deferred taxes, separately from unrealized gains and losses on available-for-sale securities. There were no other-than-temporary charges for 2011 and 2010.

(e) Recognition of Premium Income

Premiums are generally recorded ratably over the policy period with unearned premium calculated on a pro rata basis over the lives of the underlying policies. Additional or return premiums are recognized for differences between provisional premiums billed and estimated ultimate premiums due when the final audit is complete after the policy has expired.

Our Reinsurance written business is based on estimates available at the time of pricing. We record adjustments to the initial written premium estimates in the period during which they become determinable.

(f) Deferred Policy Acquisition Costs

The costs of acquiring business, primarily commissions and premium tax expenses offset by reinsurance ceding commission received, are deferred (to the extent they are recoverable from future premium income) and amortized to earnings in relation to the amount of earned premiums. Investment income is also considered in the determination of the recoverability of deferred policy acquisition costs.

An analysis of deferred policy acquisition costs follows:

	Years ended December 31,		
	2011	**2010**	**2009**
	(dollars in thousands)		
Balance, beginning of period	$ 22,142	$ 16,228	$18,171
Acquisition costs deferred, net	54,785	49,399	35,260
Costs amortized during the period	(52,506)	(43,485)	(37,203)
Balance, end of period	$ 24,421	$ 22,142	$16,228

(g) Unpaid Losses and Loss Adjustment Expenses

The Company provides a liability for unpaid losses and loss adjustment expenses based upon aggregate case estimates for reported claims and estimates for incurred but not reported losses. Because of the length of time required for the ultimate liability for losses and loss adjustment expenses to be determined for certain lines of business underwritten, the Company has limited experience upon which to base an estimate of the ultimate liability. For these lines, management has established loss and loss adjustment expense reserves based on actuarial methods that determine ultimate losses and loss adjustment expenses utilizing a combination of both industry and the Company's reporting and settlement patterns, as appropriate. One primary set of actuarial methods utilized, Bornhuetter-Ferguson, entails developing an initial expected loss ratio based upon gross ultimate losses from prior accident years, estimating the portion of ultimate losses expected to be reported and unreported, and adding the actual reported losses to the expected unreported losses to derive the indicated ultimate losses. However, the net amounts that will ultimately be paid to settle the liability may be more or less than the estimated amounts provided. Our losses and loss expense reserves are reviewed quarterly and any adjustments are reflected in the period in which they become known.

(h) Income Taxes

For subsidiaries subject to taxation, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When the Company does not believe that, on the basis of available information, it is more likely than not deferred tax assets will be recovered it recognizes a valuation allowance against its deferred tax assets. In accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes, the Company recognizes the financial statements benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following the audit. Interest and penalties recognized in accordance with the tax code are reported as a component of income tax expense. The U.S. group is currently under an Internal Revenue Service examination for the period ended December 31, 2009. We do not expect any material financial statement impact as a result of the examination.

(i) Reinsurance

Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. As of December 31, 2011 and 2010, we had a recoverable allowance of $5.0 and $6.3 million. Reinsurance recoverables on unpaid losses and prepaid reinsurance represent amounts recoverable from reinsurers for unpaid losses and unearned ceded reinsurance premiums, respectively.

(j) Acquisitions and Goodwill

On June 30, 2009, American Safety Casualty Insurance Company (ASCIC), a wholly owned subsidiary of American Safety Insurance Holdings, Ltd., acquired 100% voting equity of Victore Insurance Company (VIC), an Oklahoma domiciled admitted insurance company based in Oklahoma City, Victore Enterprises, Inc., an Oklahoma based holding company and Agency Bonding Company, Inc., an Oklahoma based insurance agency, for a purchase price of $4.7 million. The three companies together are referred to as The Victore Companies.

The purchase was accounted for under the guidance of ASC 805-10 as a business combination under the acquisition method. All identifiable assets and liabilities acquired were recognized using fair value measurement.

The assets and liabilities acquired were valued as follows (dollars in thousands):

Cash	$1,002
Bonds	405
Stocks	167
Short-term investments	2,088
Accounts Receivable	514
Intangible asset	325
Other assets	490
Unpaid losses	(920)
Unearned premium	(308)
Other liabilities	(460)
Goodwill	1,387

Pursuant to the purchase agreement, an Escrow Fund Holdback of $704 was established to reimburse the Company for any aggregate net claims or losses incurred by VIC from any bonds written by VIC prior to the "Closing Date" which, in the net aggregate, exceeded the total loss reserves as reflected in the purchase price. For a period of eighteen (18) months after the Closing Date (the "Loss Holdback Period"), if the aggregate net claims incurred by VIC for bonds written prior to the Closing Date exceed the amount of total reserves purchased, the Company will be reimbursed from the Escrow Fund. An "Indemnification Holdback" was also established to reimburse the Company for loss, cost and expense related to any breach of representations, warranties or covenants made by the sellers in the purchase agreements. These holdback funds were disbursed in December 2010. We test goodwill for potential impairment at December 31 each year and between annual tests if an event occurs or circumstances change that may indicate a potential impairment. Effective August 1, 2011, Victore was merged into American Safety Casualty Insurance Company.

In determining possible impairments of goodwill, the Company compares the estimated net present value of future cash flows against net assets of the business acquired. At December 31, 2011 and 2010, the Company determined that goodwill was not impaired. At December 31, 2011 and 2010, goodwill was $9,317, respectively.

During 2010, the Company sold two companies (LTC Insurance Services, LLC and Ordinance Holdings, Ltd.) for a realized loss of $420. The realized loss was net of goodwill write-off of $1.8 million.

(k) Net Earnings Per Share

Basic earnings per share and diluted earnings per share are computed by dividing net earnings attributable to American Safety Insurance Holdings, Ltd., by the weighted average number of shares outstanding for the period (basic EPS) plus dilutive shares attributable to stock options and restricted stock (diluted EPS).

Earnings per share for the years ended December 31, are as follows:

	2011	2010	2009
Weighted average shares outstanding	10,393,766	10,302,525	10,307,592
Shares attributable to stock options and restricted stock	345,408	343,579	250,159
Weighted average common stock and common stock equivalents	10,739,174	10,646,104	10,557,751
Net earnings per share:			
Basic	$1.04	$2.96	$2.36
Diluted	$1.01	$2.87	$2.30

(l) Employee Stock Compensation

The Company's stock option plan grants stock options to employees. The majority of the options outstanding under the plan generally vests evenly over a period of three to five years and have a term of 10 years.

The Company applied the recognition and measurement principles of topic 718-10-10, Share Based Payments under the modified prospective application method, commencing in the first quarter of 2006 and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to value stock options. This plan is described further in Note 14. Compensation expense relating to stock options of $577, $636 and $854 were reflected in earnings for the years ended December 31, 2011, 2010 and 2009, respectively.

In addition to stock options discussed above, the Company may grant restricted shares to employees under the incentive stock plan. During 2011, the Company granted 272,081 shares of restricted stock at a weighted average grant price of $18.85. During 2010, the Company granted 235,580 restricted shares at a weighted average grant price of $14.87. Of the restricted stock granted in 2011, 41,543 shares vest on the grant date ratably over three years at 25%, 25% and 50%, respectively, 5,000 shares cliff vest at the end of five years, 205,000 shares cliff vest at the end of five years subject to performance targets, and the remaining 20,538 shares were granted pursuant to the Directors' Stock Award Plan. Total expense recognized in 2011, 2010 and 2009, for restricted stock was $1,736, $1,422, and $995, respectively.

(m) Accounting Pronouncements

In June 2009, the FASB issued "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" (ASC 810-10), which amends the accounting and disclosure requirements for the consolidation of variable interest entities. The amendment replaces the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The provisions of Accounting Standards Update (ASU) No. 2009-17 as issued became effective for the Company on January 1, 2010. The adoption of the amendment to ASC 810-10 did not have an impact on the Company's financial position or results of operations. See Note 9, "Variable Interest Entity" for required disclosures.

In October 2010, the FASB issued " Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" (ASC 944-10) to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The amendments specify that certain costs incurred in the successful acquisition of new and renewal contracts should be capitalized. Those costs include incremental direct costs of contract acquisition that result directly from and are essential to the contract transactions and would not have been incurred by the insurance entity had the contract transactions not occurred. The update will become effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company has evaluated the impact of the amendment of ASC 944-10 and does not anticipate an impact on the Company's financial position or results of operations.

In May 2011, the FASB issued amendments to "Fair Value Measurement" (Topic 820). The amendments were to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. There are changes to how premiums and discounts (including blockage factors) are applied. There are clarifications made to principal market determination. The amendments also clarify that the highest and best use and valuation premise concepts are not applicable to financial instruments. There are amendments that indicate how a company should determine the fair value of its own equity instruments and the fair value of liabilities. New disclosures, with a particular focus on Level 3 measurement, are required. All transfers between Level 1 and Level 2 will now be required to be disclosed. Information about when the current use of a non-financial asset measured at fair value differs from its highest and best use is to be disclosed. The amendments in this update are to be applied prospectively. The amendments are effective during interim and annual periods beginning after December 15, 2011. We do not anticipate this amendment will have a material impact on our financial results and disclosures as a result of this amendment.

In June 2011, the FASB issued amendments to the presentation of comprehensive income. The amendments eliminate the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendment provides the option to present other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Both options require the presentation of each component of net income along with the total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The components of other comprehensive income have not changed, nor has the guidance on when other comprehensive income items are reclassified to net income. All reclassification adjustments from other comprehensive income to net income are required to be presented on the face of the statement of net income and the statement of comprehensive income. The amendments in this update are to be applied prospectively. Early application is permitted. The amendments are effective during interim and annual periods beginning after December 15, 2011. This update will have no impact on our Consolidated Statements of Comprehensive Income, but will impact the presentation of our Consolidated Statements of Operations, subject to the deferral below.

In December 2011, the FASB issued an accounting update deferring the requirement that companies present reclassification adjustments for each component of Accumulated Other Comprehensive Income in both net income and Other Comprehensive Income on the face of the financial statements. Companies are still required to present amounts reclassified out of Accumulated Other Comprehensive Income on the face of the financial statements or disclose those amounts in the notes to the financial statements. During the deferral period, there is no requirement to separately present or disclose the reclassification adjustments into net income. The FASB expects to complete a project to reconsider the presentation requirements for reclassification adjustments in 2012. The main provision of the standard issued in June 2011 requiring companies to present items of net income, other comprehensive income and total comprehensive income in either a single continuous statement or two consecutive statements are not affected by this update. The requirements' effective date also remains as the interim and annual periods beginning after December 15, 2011. This deferral will have no impact on our Consolidated Statements of Comprehensive Income, but may impact the presentation of our Consolidated Statements of Operations.

In September 2011, the FASB issued an accounting update to simplify how entities test goodwill for impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, "Intangibles–Goodwill and Other." The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance required an entity to test goodwill for impairment on at least an annual basis by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the amendments of the update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We do not anticipate that this update will have an impact on our financial results and disclosures.

In December 2011, the FASB issued an accounting update requiring disclosures about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures required by this amendment should be provided retrospectively for all comparative periods presented. We do not anticipate that these amendments will have an impact on our financial results and disclosures.

(n) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and overnight investments. Included in cash and cash equivalents are deposits with certain states, required in order to be licensed in these states. These deposits were $75 and $30 at December 31, 2011 and 2010, respectively.

(o) Derivatives

In 2003, American Safety Capital and American Safety Capital II, both non-consolidated, wholly-owned subsidiaries of the American Safety Holdings Corp. issued $8 million and $5 million, respectively, of variable rate 30-year trust preferred securities. The securities require interest payments on a quarterly basis calculated at a floating rate of LIBOR + 4.2% and LIBOR + 3.95% for American Safety Capital and American Safety Capital II, respectively. The securities can be redeemed at the Company's option commencing five years from the date of original issuance.

In 2005, the American Safety Capital Trust III, a non-consolidated wholly-owned subsidiary of American Safety Holdings Corp. issued a 30-year trust preferred obligation in the amount of $25 million. This obligation bears a fixed interest rate of 8.31% for the first five years and LIBOR + 3.4% thereafter. Interest is payable on a quarterly basis and the securities may be redeemed at the Company's option commencing five years from the date of original issuance.

The underlying debt obligations between the Company and American Safety Capital, American Safety Capital II and American Safety Capital III expose the Company to variability in interest payments due to changes in interest rates. The Company entered into interest rate swaps for these trust preferred offerings to hedge that variability. Under each interest rate swap, the Company receives variable interest payments and makes fixed interest rate payments to the applicable capital trust entity, thereby creating fixed rate long-term debt. The overall effective fixed rate expense as a result of this hedge is 7.32% and 7.1% for American Safety Capital and American Safety Capital II, respectively, over the remaining term of the obligation. The swap on American Safety Capital III will result in a fixed rate of 7.50% over the remaining life of the obligation beginning December 2010 with the effective date of the first interest payment.

During May 2009, the Company terminated an interest rate swap entered in January 2009 on the American Safety Capital III. The swap was a received variable pay fixed swap with an expiration in 2035. Because the swap was not designated as a hedge transaction at the time of termination, the transaction resulted in a $2.3 million realized gain during the second quarter ended June 30, 2009, and was reported as net realized gains.

During 2009, the Company entered into interest rate swaps on the trust preferred debts that were designated as hedging instruments. On February 12, 2010, the Company terminated those swaps resulting in cash proceeds of $2.1 million. The Company assessed at each reporting period whether the derivative financial instruments used in hedging transactions are effective in offsetting changes in fair value of the related underlying exposures. Effective changes in fair value of the interest rate swaps designated as hedging instruments of the variability of cash flow associated with a floating rate, long-term debt obligation were reported in accumulated other comprehensive income. Any ineffective portion of the change in fair value of the instruments was recognized immediately in earnings. For accounting purposes that gain is reported as comprehensive income net of tax and recognized through earnings using the effective interest method over the time period the derivative was originally designated to hedge interest payments on the underlying debt. As of December 31, 2011 and 2010, the Company had a balance of unrecognized gain of $1,266 and $1,318, respectively.

(2) Investments

Net investment income (dollars in thousands) is summarized as follows:

	Years ended December 31,		
	2011	**2010**	**2009**
Fixed maturity securities	$ 32,454	$ 32,524	$ 30,918
Common stock	-	626	196
Preferred stock	185	201	236
Short-term investments and cash and cash equivalents	168	67	360
	32,807	33,418	31,710
Less investment expenses	1,469	1,280	1,156
Net investment income	$ 31,338	$ 32,138	$ 30,554

Realized and unrealized gains and losses (dollars in thousands) were as follows:

	Years ended December 31, 2011	2010	2009
Realized gains:			
Fixed maturity	$ 12,553	$ 2,144	$ 4,844
Common stock	-	274	1,230
Preferred stock	-	16	-
Total gains	12,553	2,434	6,074
Realized losses:			
Fixed maturity	(1,587)	(183)	(3,825)
Common stock	-	-	(4,269)
Preferred stock	-	-	(138)
Total losses	(1,587)	(183)	(8,232)
Net realized gains (losses) [1]	$ 10,966	$ 2,251	$ (2,158)
Changes in unrealized gains:			
Fixed maturity	$ 10,706	$ 15,512	$ 25,810
Common stock	(175)	63	4,825
Preferred stock	21	24	596
Net change in unrealized gains	$ 10,552	$ 15,599	$ 31,231

[1] Realized gains on the Statement of Operations for 2009 of $0.2 million include $2.3 million of realized gain from the termination of an interest rate swap.

For the years ended December 31, 2011 and 2010, available-for-sale fixed maturity securities were sold for total proceeds of $342.6 million and $191.5 million, respectively, resulting in net realized gains to the Company totaling $11.0 million and $2.0 million in 2011 and 2010, respectively. For the purpose of determining net realized gains, the cost of securities sold is based on specific identification.

At December 31, 2011 and 2010, the Company did not hold fixed maturity securities, which individually exceeded 10% of shareholders' equity, except U.S. government and government agency securities.

The amortized cost and estimated fair values of investments at December 31, 2011 and 2010, (dollars in thousands) are as follows:

December 31, 2011	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Fixed maturity securities:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 58,814	$ 4,315	$ (39)	$ 63,090
States of the U.S. and political subdivisions of the states	27,676	4,581	-	32,257
Corporate securities	298,452	29,601	(1,127)	326,926
Mortgage-backed securities	257,864	12,973	(26)	270,811
Commercial mortgage-backed securities	60,198	3,941	(178)	63,961
Asset-backed securities	58,437	666	(149)	58,954
Total fixed maturities	$ 761,441	$ 56,077	$ (1,519)	$ 815,999
Common stock	$ 6,926	$ -	$ (175)	$ 6,751
Preferred stock	$ 2,789	$ 212	$ (69)	$ 2,932

December 31, 2010	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Fixed maturity securities:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 70,796	$ 3,014	$ (36)	$ 73,774
States of the U.S. and political subdivisions of the states	23,463	816	(253)	24,026
Corporate securities	314,995	25,023	(459)	339,559
Mortgage-backed securities	234,137	8,990	(408)	242,719
Commercial mortgage-backed securities	29,123	6,438	-	35,561
Asset-backed securities	33,884	796	(69)	34,611
Total fixed maturities	$ 706,398	$ 45,077	$ (1,225)	$ 750,250
Common stock	$ 5,082	$ -	$ -	$ 5,082
Preferred stock	$ 2,789	$ 198	$ (76)	$ 2,911

At December 31, 2011, the Company's investment in corporate fixed maturities totaled $326.9 million, composed of $149.2 million of securities issued by companies in the industrial sector, $110.3 million in the financial sector, $57.4 million in utilities and $10.0 million in foreign agencies and other securities.

At December 31, 2010, the Company's investment in corporate fixed maturities totaled $339.6 million, composed of $154.4 million of securities issued by companies in the industrial sector, $121.8 million in the financial sector, $57.2 million in utilities and $6.2 million in foreign agencies and other securities.

Fixed income securities with fair values of $29.9 million and $30.1 million were on deposit with insurance regulatory authorities at December 31, 2011 and 2010, in accordance with statutory requirements.

The amortized cost and estimated fair values of fixed maturities at December 31, 2011, by contractual maturity are shown below. Expected maturities may differ from contractual maturities as certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalty.

	Amortized cost	Estimated fair value
	(dollars in thousands)	
Due in one year or less	$ 24,561	$ 24,896
Due after one year through five years	108,544	114,510
Due after five years through ten years	172,067	186,803
Due after ten years	79,770	96,064
Mortgage and asset-backed securities	376,499	393,726
Total	$761,441	$815,999

The following tables summarize the gross unrecognized and unrealized losses of the Company's investment portfolio as of December 31, 2011 and 2010, by category and length of time that the securities have been in a continuous unrealized or unrecognized loss position.

December 31, 2011

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)					
US Treasury securities & other government corporations and agencies	$ 3,749	$ (39)	$ -	$ -	$ 3,749	$ (39)
States of the US and political subdivisions of the states	-	-	-	-	-	-
Corporate securities	31,808	(1,127)	-	-	31,808	(1,127)
Mortgage-backed securities	6,574	(26)	-	-	6,574	(26)
Commercial mortgage-backed securities	13,401	(135)	5,432	(43)	18,833	(178)
Asset-backed securities	15,537	(149)	-	-	15,537	(149)
Subtotal fixed maturity securities	71,069	(1,476)	5,432	(43)	76,501	(1,519)
Common stock	6,751	(175)	-	-	6,751	(175)
Preferred stock	1,436	(50)	509	(19)	1,945	(69)
Total temporarily impaired securities	$ 79,256	$ (1,701)	$ 5,941	$ (62)	$ 85,197	$ (1,763)

December 31, 2010

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)					
US Treasury securities and other government corporations and agencies	$ 8,615	$ (36)	$ -	$ -	$ 8,615	$ (36)
States of the US and political subdivisions of the states	7,071	(194)	1,060	(59)	8,131	(253)
Corporate securities	21,321	(459)	-	-	21,321	(459)
Mortgage-backed securities	29,274	(408)	-	-	29,274	(408)
Asset-backed-securities	6,903	(69)	-	-	6,903	(69)
Subtotal, fixed maturity securities	73,184	(1,166)	1,060	(59)	74,244	(1,225)
Preferred stock	966	(29)	972	(47)	1,938	(76)
Total temporarily impaired securities	$74,150	$ (1,195)	$ 2,032	$ (106)	$76,182	$ (1,301)

We hold a total of 1,279 securities, of which 127 were in an unrealized loss position for less than twelve months and 4 were in an unrealized loss position for a period of twelve months or greater as of December 31, 2011. Unrealized losses greater than twelve months on fixed maturities were the result of increased credit spreads and higher market yields relative to the date the securities were purchased. We do not consider these investments to be other-than-temporary impaired at December 31, 2011.

(3) Financial Instruments

The carrying amounts for most asset and liability accounts approximate their fair values due to the short-term nature of these instruments and obligations.

Estimated fair values for fixed maturities were determined using market quotations, prices provided by market makers' estimates of fair values obtained from yield data relating to investment securities with similar characteristics or internally developed criteria that use assumptions or other data that are not readily observable from objective sources. See Note 6 for additional disclosure of fair value investments.

(4) Reinsurance

Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) a portion of the liabilities that the ceding company has assumed under an insurance policy it has issued. A ceding company may purchase reinsurance for any number of reasons, including obtaining, through the transfer of a portion of its liabilities, greater underwriting capacity than its own capital resources would otherwise support, protection against catastrophic loss or to enter into or withdraw from a business line. Reinsurance can be written on a quota share basis (where premiums and losses are shared proportionally), an excess of loss basis (where losses are covered if they exceed a certain amount), under a treaty (involving more than one policy) or on a facultative basis (involving only one policy) reinsurance agreement.

For the year ended December 31, 2011, we ceded $57.9 million of premium (19.4% of gross written premiums) to unaffiliated third-party reinsurers, as compared to $54.3 million of premium (19.6% of gross written premiums) in 2010. Ceded reinsurance premiums from the ART division were 45.8% of the 2011 amount and 48.6% of the 2010 amount.

The approximate effects of reinsurance on the financial statement accounts listed below are as follows:

	Years ended December 31, 2011	2010	2009
	(dollars in thousands)		
Net written premiums:			
Direct	$ 241,180	$ 234,158	$ 220,092
Assumed	57,365	43,404	33,427
Ceded	(57,927)	(54,322)	(88,810)
Net	$ 240,618	$ 223,240	$ 164,709
Net earned premiums:			
Direct	$ 241,428	$ 231,419	$ 216,711
Assumed	51,047	40,872	35,122
Ceded	(59,596)	(71,558)	(83,316)
Net	$ 232,879	$ 200,733	$ 168,517
Losses and loss adjustment expenses incurred:			
Direct	$ 152,592	$ 136,140	$ 118,530
Assumed	48,699	26,038	27,034
Ceded	(31,924)	(41,883)	(47,918)
Net	$ 169,367	$ 120,295	$ 97,646
Unpaid loss and loss adjustment expenses:			
Direct	$ 570,835	$ 568,740	$ 557,334
Assumed	109,366	80,901	59,110
Ceded	(173,267)	(196,590)	(196,080)
Net	$ 506,934	$ 453,051	$ 420,364

(5) Income Taxes

U.S. Federal and state income tax (benefit) expense (dollars in thousands) from operations consists of the following components:

	2011	2010	2009
Current	$ (3,295)	$ 958	$ 631
Deferred	1,070	(1,663)	998
Change in valuation allowance	(1,169)	(1,377)	(1,088)
Total	$ (3,394)	$ (2,082)	$ 541

The state income tax components aggregated $97, $52 and $104 for the years ended December 31, 2011, 2010 and 2009, respectively. There are no material deferred income taxes applicable to states.

Income tax expense for the years ended December 31, 2011, 2010 and 2009 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to earnings before Federal income taxes (dollars in thousands) as a result of the following:

	2011	2010	2009
Expected income tax	$ 2,532	$ 9,664	$ 8,454
Foreign earned income not subject to direct taxation	(6,076)	(10,060)	(6,910)
Change of valuation allowance	-	(1,377)	(1,088)
Tax exempt interest	(12)	(32)	(221)
State taxes and other	162	(277)	306
Total income tax	$ (3,394)	$ (2,082)	$ 541

Given the historical loss position of American Safety RRG, which is not part of the consolidated tax return it has established a 100% valuation allowance on its net deferred tax assets totaling $64 and $1,233 at December 31, 2011 and 2010, respectively.

Deferred income taxes are based upon temporary differences between the financial statement and tax basis of assets and liabilities. The following deferred taxes are recorded:

	December 31, (dollars in thousands)	
	2011	**2010**
Deferred tax assets:		
Loss reserve discounting	$ 9,322	$ 9,333
Unearned premium reserves	4,488	4,389
Allowance for doubtful accounts	1,995	2,132
Realized capital loss carry forward	1,424	1,424
NOL carry forward	-	868
Gross deferred tax assets	17,229	18,146
Valuation allowance	(64)	(1,233)
Gross deferred tax assets after valuation allowance	17,165	16,913
Deferred tax liabilities:		
Deferred acquisition costs	3,138	3,849
Unrealized gain on securities	11,073	6,930
Depreciation	991	-
Other	86	212
Gross deferred tax liabilities	15,288	10,991
Net deferred tax assets	$ 1,877	$ 5,922

The Company has not identified any uncertain tax positions.

(6) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Market participants are buyers and sellers in the principal (or most advantageous) market that are independent, knowledgeable, able to transact for the asset or liability, and willing to transact for the asset or liability.

We determined the fair values of certain financial instruments based on the fair value hierarchy established in "Fair Value Measurements", topic ASC 820-10-05. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. The inputs of these valuation techniques are categorized into three levels. The guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Our Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the reporting date. The Company receives one quote per instrument for Level 1 inputs.

Our Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The Company receives one quote per instrument for Level 2 inputs.

Our Level 3 inputs are valuations based on inputs that are unobservable. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company receives fair value prices from its third-party investment managers who use an independent pricing service. These prices are determined using observable market information such as dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security's terms and conditions, among other things. The Company has reviewed the processes used by the third-party providers for pricing the securities, and has determined that these processes result in fair values consistent with the GAAP requirements. In addition, the Company reviews these prices for reasonableness and has not adjusted any prices received from the third-party providers as of December 31, 2011.

We selectively validate prices received from our investment advisor by comparing the fair value estimates to our knowledge of the current market and investigate any prices deemed not to be representative of fair value. We review fair values for significant changes in a one-month period and security values that change in value contrary to general market movements.

Assets measured at fair value on a recurring basis are summarized below:

As of December 31, 2011
Fair Value Measurements Using
(dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed maturity securities:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 24,065	$ 39,025	$ -	$ 63,090
States of the U.S. and political subdivisions of the states	-	32,257	-	32,257
Corporate securities	-	326,926	-	326,926
Mortgage-backed securities	-	270,811	-	270,811
Commercial mortgage-backed securities	-	63,961	-	63,961
Asset-backed securities	-	58,954	-	58,954
Total fixed maturity securities	24,065	791,934	-	815,999
Equities securities	2,932	-	6,751	9,683
Short term investments	57,417	-	-	57,417
Total	$ 84,414	$ 791,934	$ 6,751	$ 883,099

Level 3 Financial Instruments	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (dollars in thousands) Equity Securities
Balance at December 31, 2010	$ 5,082
Total gains(losses) realized (unrealized):	
Included in earnings	-
Included in other comprehensive income	(175)
Net purchases, sales & distributions	1,844
Net transfers in (out of) Level 3	-
Balance at December 31, 2011	$ 6,751
Change in net unrealized losses relating to assets still held at reporting date	$ (175)

There were no transfers in and out of Level 1 and 2 categories during 2011.

A description of the Company's inputs used to measure fair value is as follows:

Fixed maturities (Available-for-Sale) Levels 1 and 2:

- United States Treasury securities are valued using quoted (unadjusted) prices in active markets and are therefore shown as Level 1.
- United States Government agencies are reported at fair value utilizing Level 2 inputs. These fair value measurements are provided by using quoted prices of securities with similar characteristics.
- States of the U.S. and political subdivisions of the states are reported at fair value utilizing Level 2 inputs. These fair value measurements are provided by using quoted prices of securities with similar characteristics.
- Corporate securities are reported at fair value utilizing Level 2 inputs. These fair value measurements are provided by using quoted prices of securities with similar characteristics.
- Mortgage-backed securities are reported at fair value utilizing Level 2 inputs. These fair value measurements are provided by using quoted prices of securities with similar characteristics.
- Commercial mortgage-backed securities are reported at fair value utilizing Level 2 inputs. These fair value measurements are provided by using quoted prices of securities with similar characteristics.
- Asset-backed securities are reported at fair value utilizing Level 2 inputs. These fair value measurements are provided by using quoted prices of securities with similar characteristics.

Equity securities (Level 1) – For these securities, fair values are based on quoted market prices (unadjusted) in active markets.

Equity securities (Level 3) – For privately held equity securities, the Company was unable to use observable market inputs and management used assumptions that market participants might use.

Short-term investments are reported at fair value using Level 1 inputs.

Cash and cash equivalents – The carrying amounts approximate fair value because of the short-term maturity of those instruments.

Premiums receivable – The carrying value of premiums receivable approximate fair value due to its short-term nature.

Reinsurance recoverables – The carrying value of reinsurance receivables approximate fair value. The Company has established an allowance for bad debts associated with reinsurance balances recoverable and is primarily related to certain counterparties.

Loans payable – The carrying value of those notes is a reasonable estimate of fair value. Due to the variable interest rate of these instruments, carrying value approximates market value.

(7) Statutory Accounting

The consolidated financial statements have been prepared in conformity with GAAP which vary in certain respects, for the Company, American Safety Casualty, American Safety Indemnity and American Safety RRG, from statutory accounting practices prescribed or permitted by regulatory authorities. Statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the "NAIC"). The NAIC membership adopted the Codification of Statutory Accounting Principles Project (the "Codification") as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state.

The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities. The statutory surplus is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets and is determined in accordance with SAP. The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred acquisition costs, certain net deferred tax assets, intangible assets, unrealized appreciation on debt securities or certain reinsurance recoverables.

The maximum amount of dividends the Company's insurance subsidiaries can pay out without prior written approval from the subsidiaries' domicile state insurance commissioners, is limited to the greater of 10% of surplus as regards to policyholders or net income, excluding realized capital gains of the preceding year. Dividends are also limited to the amount of unassigned surplus. Based on the 2011 statutory results of the U.S. insurance subsidiaries, no dividend distributions are available to the parent without prior approval.

The NAIC has established risk-based capital ("RBC") requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by identifying those companies that may be inadequately capitalized. Under the NAIC's requirements, each insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk which primarily focuses on the quality of investments; (ii) insurance risk which encompasses coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk which involves asset/liability matching issues; and, (iv) other business risks. The statutory insurance company's surplus at December 31, 2011, exceeded the required surplus for American Safety Casualty Insurance Company, American Safety Indemnity Company, and American Safety RRG.

The Bermuda Insurance Act of 1978 and related regulations (the "Act") requires American Safety Re to meet a minimum solvency margin. American Safety Re's statutory capital and surplus as of December 31, 2011 and 2010, exceeded the amounts required to be maintained by the Company. American Safety Assurance, Ltd., (ASA) capital and surplus as of December 31, 2011 and 2010, also exceeded the requirements. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities and this ratio was also exceeded. Once these requirements have been met, there is no restriction on the remaining retained earnings available for distribution.

(8) Loans Payable

Trust Preferred Offerings

In 2003, American Safety Capital and American Safety Capital II, both non-consolidated, wholly-owned subsidiaries of the Company, issued $8 million and $5 million, respectively, of variable rate 30-year trust preferred securities. The proceeds were used by the Company to support the growth of its insurance business. The securities require interest payments on a quarterly basis calculated at a floating rate of LIBOR + 4.2% and LIBOR + 3.95% for American Safety Capital and American Safety Capital II, respectively. The securities can be redeemed at the Company's option after five years from the date of original issuance.

In 2005, the American Safety Capital Trust III, a non-consolidated wholly-owned subsidiary of the Company, issued a 30-year trust preferred obligation in the amount of $25 million. This obligation bears a fixed interest rate of 8.31% for the first five years and LIBOR plus 3.4% thereafter. Interest is payable on a quarterly basis and the securities may be redeemed at the Company's option after five years from the date of original issuance. The total balance of this debt at December 31, 2011, was $39,183.

On August 20, 2010, the Company extended and increased its unsecured line of credit facility with Regions Bank for $20 million now expiring August 20, 2013. The principal amount outstanding under the credit facility provides for interest at Libor plus 200 basis points with a 3% floor. In addition, the credit facility provides for an unused facility fee of 15 basis points payable monthly. Under the line of credit facility, certain covenants are required. At December 31, 2011, the Company is in compliance with all covenants. The Company has no outstanding borrowings at December 31, 2011. To date the Company has made no draws on this line.

(9) Variable Interest Entity

The Risk Retention Act of 1986 (the "Risk Retention Act") allowed companies with specialized liability insurance needs that could not be met in the standard insurance market to create a new type of insurance vehicle called a risk retention group. We assisted in the formation of American Safety RRG in 1988 in order to establish a U.S. insurance company to market and underwrite specialty environmental coverages. The advantage of writing policies through a risk retention group is that it is permitted to write policies in all fifty states without having to qualify to do so in each state.

American Safety RRG is a variable interest entity ("VIE") which is consolidated in our financial statements in accordance with ASC 810-10-5, as through the contractual relationships, the Company has the power to direct the activities of American Safety RRG that most significantly impact its economic performance and the right to receive benefits from American Safety RRG that could be significant to American Safety RRG. Due to these criteria being met, American Safety is the primary beneficiary of the variability of the underwriting profits of American Safety RRG. The liabilities of American Safety RRG consolidated by the Company do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of American Safety RRG. Similarly, the assets of American Safety RRG consolidated by the Company do not represent additional assets available to satisfy claims against the Company's general assets. The creditors of American Safety RRG do not have recourse to the Company for the obligations outside of obligations that exist due to contractual loss sharing or reinsurance arrangements that exist between American Safety RRG and other entities under common control in the ordinary course of the business. The equity of American Safety RRG is for the benefit of the policyholders and is considered a non-controlling interest in the equity section of the Company's consolidated balance sheet. Should losses persist and the equity of RRG decline below regulatory minimum capital levels or result in a deficit, there is no legal obligation of the Company to fund those losses or contribute capital to the VIE. The profit and loss of the VIE increases or decreases the value of the non-controlling interest on the balance sheet of the Company and does not contribute to earnings or equity attributable to American Safety Insurance Holdings, Ltd.

Assets and Liabilities of the VIE as consolidated in the Consolidated Balance Sheets (dollars in thousands):

	12/31/2011	12/31/2010
Investments	$ 8,346	$ 8,502
Cash and equivalents	2,268	759
Accrued investment income	45	54
Premiums receivable	629	1,116
Ceded unearned premiums	166	286
Reinsurance recoverables	3,055	4,291
Deferred acquisition costs	(454)	(38)
Other assets	1,042	-
Total Assets	$ 15,097	$ 14,970
Unpaid losses and loss adjustment expenses	7,412	9,710
Unearned premium	623	945
Ceded premiums payable	296	434
Funds held	174	248
Other liabilities	-	427
Total Liabilities	$ 8,505	$ 11,764

(10) Derivatives

The underlying debt obligations between the Company and American Safety Capital, American Safety Capital II and American Safety Capital III expose the Company to variability in interest payments due to changes in interest rates.

During May of 2009, the Company entered into interest rate swaps on the Trust Preferred debts that were designated as hedging instruments. On February 12, 2010, the Company terminated these swaps resulting in a $2.1 million gain. For accounting purposes, the gain is reported in comprehensive income net of tax and recognized through earnings using the effective interest method over the time period the derivative was originally designated to hedge interest payments on the underlying debt.

During May 2009 the Company terminated an interest rate swap entered in January 2009 on the American Safety Capital III. The swap was a received variable pay fixed swap with an expiration in 2035. Due to movements in long-term rates the swap value moved in the Company's favor prior to being sold. Because the swap was not designated as a hedge transaction at the time of termination, the transaction resulted in a $2.3 million realized gain during the second quarter ended June 30, 2009, and was reported as net realized gains.

(11) Segment Information

Our business is classified into insurance operations and other, with the insurance operations consisting of three divisions: excess and surplus lines (E&S), alternative risk transfer (ART) and assumed reinsurance (Assumed Re). E&S includes eight products: environmental, construction, products liability, excess, property, surety, healthcare, and professional liability. ART includes two business lines: specialty programs and fully funded. In our Assumed Re segment, the Company assumes specialty property and casualty business from unaffiliated insurers and reinsurers.

Within E&S, our environmental insurance products provide general contractor pollution and/or professional liability coverage for contractors and consultants in the environmental remediation industry and property owners. Construction provides general liability insurance for residential and commercial contractors. Products liability provides general liability and product liability coverages for smaller manufacturers and distributors, non-habitational real estate and certain real property owner, landlord and tenant risks. Excess provides excess and umbrella liability coverages over our own and other carriers' primary casualty polices, with a focus on construction risks. Our property coverage encompasses surplus lines commercial property business and commercial multi-peril (CMP) policies. Surety provides payment and performance bonds primarily to the environmental remediation and construction industries. Healthcare provides customized liability insurance solutions primarily for long-term care facilities. Professional liability provides coverage for primary and following-form excess directors and officers liability for public, private and non-profit entities; stand alone employment practices liability insurance (EPLI); and fiduciary liability. Primary and excess coverage for miscellaneous professional liability risks such as lawyers and insurance agents.

In our ART division, specialty programs provide insurance to homogeneous niche groups through third-party program managers. Our specialty programs consist primarily of property and casualty insurance coverages for certain classes of specialty risks including, but not limited to, construction contractors, pest control operators, small auto dealers, real estate brokers, restaurant and tavern owners and bail bondsmen. Fully funded policies provide our insureds the ability to fund their liability exposure via a self-insurance vehicle. We write fully funded general and professional liability for businesses operating primarily in the healthcare and construction industries.

Our assumed reinsurance division focuses on treaty reinsurance for captives, Risk Retention Groups and specialty insurance companies. Lines of business written include medical malpractice, general liability across multiple sectors, commercial automobile liability, professional liability, workers compensation and one property catastrophe treaty that provides a finite limit over the exposure period. Business is sourced from a combination of London, U.S. and Bermuda based reinsurance brokers. The portfolio is a spread of smaller treaties across multiple lines of business written on both an excess of loss and quota share basis.

Our Other segment includes lines of business that we have placed in run-off, such as workers' compensation, excess liability insurance for municipalities, other commercial lines and real estate and other ancillary product lines.

The Company measures segments using net income, total assets and total equity. The reportable insurance divisions are measured by net earned premiums, incurred losses and loss adjustment expenses and acquisition expenses. Assets are not allocated to the reportable insurance divisions.

The following table presents key financial data by segment for years ended December 31, 2011, 2010 and 2009 (dollars in thousands):

	Twelve Months Ended December 31, 2011				
	Insurance			Other	
	E&S	ART	Reinsurance	Run-off	Total
Gross written premiums	$ 155,534	$ 83,820	$ 59,192	$ (1)	$ 298,545
Net written premiums	125,107	57,329	58,183	(1)	240,618
Net earned premiums	119,225	60,667	52,988	(1)	232,879
Fee & other income (loss)	(4)	3,203	-	157	3,356
Losses & loss adjustment expenses	60,532	57,130	49,705	2,000	169,367
Acquisition & other underwriting expenses	53,155	25,582	14,897	1,102	94,736
Underwriting profit (loss)	5,534	(18,842)	(11,614)	(2,946)	(27,868)
Net investment income	18,572	5,681	6,358	727	31,338
Pre-tax operating income (loss)	24,106	(13,161)	(5,256)	(2,219)	3,470
Net realized gains					10,966
Interest and corporate expenses					3,706
Earnings before income taxes					10,730
Income tax benefit					(3,394)
Net earnings					$ 14,124
Less: Net earnings attributable to the non-controlling interest					3,282
Net earnings attributable to ASIH, Ltd.					$ 10,842
Loss ratio	50.8%	94.2%	93.8%	*NM	72.7%
Expense ratio	44.6%	36.9%	28.1%	NM	39.3%
Combined ratio**	95.4%	131.1%	121.9%	NM	112.0%

	Twelve Months Ended December 31, 2010				
	Insurance			Other	
	E&S	ART	Reinsurance	Run-off	Total
Gross written premiums	$ 138,166	$ 88,784	$ 50,618	$ (7)	$ 277,561
Net written premiums	114,223	62,366	46,658	(7)	223,240
Net earned premiums	102,907	53,752	44,081	(7)	200,733
Fee & other income (loss)	501	3,615	269	(197)	4,188
Losses & loss adjustment expenses	58,119	34,663	28,880	(1,367)	120,295
Acquisition & other underwriting expenses	49,058	22,369	12,872	1,344	85,643
Underwriting profit (loss)	(3,769)	335	2,598	(181)	(1,017)
Net investment income	21,331	4,891	5,231	685	32,138
Pre-tax operating income	17,562	5,226	7,829	504	31,121
Net realized gains					2,251
Interest and corporate expenses					5,503
Earnings before income taxes					27,869
Income tax benefit					(2,082)
Net earnings					$ 29,951
Less: Net loss attributable to the non-controlling interest					(557)
Net earnings attributable to ASIH, Ltd.					$ 30,508
Loss ratio	56.5%	64.5%	65.5%	*NM	59.9%
Expense ratio	47.0%	34.9%	28.6%	NM	40.4%
Combined ratio**	103.5%	99.4%	94.1%	NM	100.3%

	Twelve Months Ended December 31, 2009				
	Insurance			Other	
	E&S	ART	Reinsurance	Run-off	Total
Gross written premiums	$ 116,968	$ 103,155	$ 33,397	$ (1)	$ 253,519
Net written premiums	89,517	39,036	36,247	(91)	164,709
Net earned premiums	91,970	40,612	36,026	(91)	168,517
Fee & other income	710	4,183	555	51	5,499
Losses & loss adjustment expenses	44,247	24,494	28,283	621	97,645
Acquisition & other underwriting expenses	43,083	16,228	12,919	3,047	75,277
Underwriting profit (loss)	5,350	4,073	(4,621)	(3,708)	1,094
Net investment income	21,255	4,563	3,840	896	30,554
Pre-tax operating income (loss)	26,605	8,636	(781)	(2,812)	31,648
Net realized gains					163
Interest and corporate expenses					6,568
Earnings before income taxes					25,243
Income tax expense					541
Net earnings					$ 24,702
Less: Net earnings attributable to the non-controlling interest					377
Net earnings attributable to ASIH, Ltd.					$ 24,325
Loss ratio	48.1%	60.3%	78.5%	*NM	57.9%
Expense ratio	46.1%	29.7%	34.3%	NM	41.5%
Combined ratio**	94.2%	90.0%	112.8%	NM	99.4%

* NM = Ratio is not meaningful.

** The combined ratio is a measure of underwriting performance and represents the relationship of losses and loss adjustment expenses, acquisition expenses, and other underwriting expenses, net of fee income to earned premiums.

Additionally, the Company conducts business in the following geographic locations: United States and Bermuda. Significant differences exist in the regulatory environment in each country. Those differences include laws regarding the measurable information about the insurance operations. Geographic locations for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 (dollars in thousands):

December 31, 2011	United States	Bermuda	Total
Income tax	$ (3,394)	$ -	$ (3,394)
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$ (7,029)	$ 17,871	$ 10,842
Assets	$ 671,619	$ 614,913	$1,286,532
Equity	$ 106,689	$ 227,991	$ 334,680

December 31, 2010	United States	Bermuda	Total
Income tax	$ (2,082)	$ -	$ (2,082)
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$ 918	$ 29,590	$ 30,508
Assets	$ 652,109	$ 569,146	$ 1,221,255
Equity	$ 99,373	$ 219,162	$ 318,535

December 31, 2009	United States	Bermuda	Total
Income tax	$ 541	$ -	$ 541
Net earnings attributable to American Safety Insurance Holdings, Ltd.	$ 4,000	$ 20,325	$ 24,325
Assets	$ 602,629	$ 545,031	$ 1,147,660
Equity	$ 94,384	$ 181,128	$ 275,512

(12) Commitments and Contingencies

At December 31, 2011, the Company had aggregate outstanding irrevocable letters of credit which had not been drawn amounting to $5.9 million. Those letters of credit included $2.5 million for the benefit of the Vermont Department of Banking, Insurance, Securities and Health Care Administration, as well as $2.5 million issued to Wentworth Insurance Services pursuant to a contingent payment obligation.

ASRe, our reinsurance subsidiary, focuses on reinsurance risks for risk retention groups, captives and small insurance companies. As a normal course of business they may provide letters of credit to the companies that they reinsure. As of December 31, 2011, ASRe had $68.2 million letters of credit issued and outstanding.

The Company entered into a lease for approximately 47,000 rentable square feet for its primary U.S. operations. The term of the lease is eighty-six months, commencing on February 1, 2007, and extending through March 31, 2014.

The yearly minimum base rent for all operating leases is payable according to the following schedule:

2012	$ 1,845
2013	1,545
2014	502
2015	89
2016	34
Thereafter	-
Total	$ 4,015

Litigation Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

(13) Liability for Unpaid Loss and Loss Adjustment Expenses

Activity in the liability for unpaid loss and loss adjustment expenses is summarized as follows:

	Years Ended December 31,		
	2011	2010	2009
		(dollars in thousands)	
Unpaid loss and loss adjustment expenses, January 1	$649,641	$616,444	$586,647
Reinsurance recoverable on unpaid losses and loss adjustment expenses January 1	196,590	196,080	193,338
Net unpaid loss and loss adjustment expenses, January 1	453,051	420,364	393,309
Incurred related to:			
Current year	155,998	119,939	102,163
Prior years	13,369	356	(4,517)
Total incurred	169,367	120,295	97,646
Paid related to:			
Current year	22,454	13,302	5,980
Prior years	93,030	74,306	64,611
Total paid	115,484	87,608	70,591
Net unpaid loss and loss adjustment expenses, December 31	506,934	453,051	420,364
Reinsurance recoverable on unpaid loss and loss adjustment expenses, December 31	173,267	196,590	196,080
Unpaid loss and loss adjustment expenses, December 31	$680,201	$649,641	$616,444

The net prior year reserve development for 2011, 2010 and 2009, occurred in the following business lines:

	Year Ended December 31,		
	2011	2010	2009
(Favorable) Unfavorable		(dollars in thousands)	
E & S Lines	$(10,209)	$ (2,397)	$(12,610)
Alternative Risk Transfer	12,120	2,666	1,554
Assumed Re	9,437	1,448	5,679
Runoff	2,021	(1,361)	860
Total	$ 13,369	$ 356	$ (4,517)

The $13.4 million adjustment to loss reserves was comprised of: (1) E&S favorable development of $10.2 million within the construction general liability lines; (2) $12.2 million dollars of unfavorable development within the Assumed Reinsurance segment primarily in professional liability; (3) $9.4 million of adverse development in the ART division, and $2.0 million in runoff.

Management continually attempts to improve its loss estimation process by refining its ability to analyze loss development patterns, claims payments and other information, but many reasons remain for potential adverse development of estimated ultimate liabilities. For example, the uncertainties inherent in the loss estimation process have become increasingly subject to changes in legal trends. In recent years, this trend has expanded the liability of insureds, established new liabilities and reinterpreted contracts to provide unanticipated coverage long after the related policies were written. Such changes from past experience significantly affect the ability of insurers to estimate the liabilities for unpaid losses and related expenses.

Management recognizes the higher variability associated with certain exposures and books of business and considers this factor when establishing liabilities for losses. Management currently believes the Company's gross and net liabilities are adequate.

The net liabilities for losses and loss adjustment expenses maintained by the Company's insurance subsidiaries are equal under both statutory accounting practices and GAAP.

(14) Stock Compensation

The Company's stock option plan grants stock options to employees. The majority of the options outstanding under the plan generally vests evenly over a period of three to five years and have a term of 10 years.

The Company applied the recognition and measurement principles of topic 718-10-10, Share Based Payments under the modified prospective application method, commencing in the first quarter of 2006 and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to value stock options. Compensation expense relating to stock options of $577, $636 and $854 were reflected in earnings for the years ended December 31, 2011, 2010 and 2009, respectively.

In addition to stock options discussed above, the Company may grant restricted shares to employees under the incentive stock plan. During 2011, the Company granted 272,081 shares of restricted stock at a weighted average grant price of $18.85. During 2010, the Company granted 235,580 restricted shares at a weighted average grant price of $14.87. Of the restricted stock granted in 2011, 41,543 shares vest on the grant date ratably over three years at 25%, 25% and 50%, respectively, 5,000 shares cliff vest at the end of five years, 205,000 shares cliff vest at the end of three years subject to performance targets, and the remaining 20,538 shares were granted pursuant to the Directors' Stock Award Plan. Total expense recognized in 2011, 2010 and 2009, for restricted stock was $1,736, $1,422, and $995, respectively.

A summary of options activity for the year ended December 31, 2011, is as follows:

Options	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	699,234	$12.14	5.19	$6,464
Granted	-	-	-	-
Exercised	110,135	8.14		
Forfeited	19,512	12.80		
Outstanding at December 31, 2011	569,587	$12.87	4.66	$5,058
Exercisable at December 31, 2011	453,010	$12.50	3.93	$4,189

The weighted average fair market value of options granted during 2010 and 2009 was $14.64 and $10.92 respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009, was $1,432, $2,745 and $244, respectively.

A summary of the status of the Company's non-vested share activity for the year ended December 31, 2011, is as follows:

Non-vested Options	Options	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2011	327,484	$14.02
Granted	-	
Vested	191,395	
Forfeited	19,512	
Non-vested at December 31, 2011	116,577	$14.29

The fair value of each option granted during 2010 and 2009, was estimated on the grant date using the Black-Scholes option pricing approach with the following assumptions:

	2010	2009
Expected volatility	44.77%	42.96%
Expected dividends	0.00%	0.00%
Expected term (in years)	10.00	10.00
Risk-free rate	4.50%	4.50%

At December 31, 2011, there was $331 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.2 years.

(15) Sale of Subsidiaries

The Company sold its subsidiary LTC Insurance Services, LLC, a brokerage operation, on September 1, 2010. Proceeds from the sale were $500, made up of $175 paid in cash and a note receivable of $325. The sale resulted in a loss of $222 after write-off of goodwill of $718.

The Company sold its subsidiary Ordinance Holdings, Ltd., an actuarial consulting operation, on December 31, 2010. Proceeds from the sale were $850. Payment was not received until January 2011; therefore, the balance of notes receivable as of December 31, 2010, was $850. The sale resulted in a loss of $198 after write-off of goodwill of $1,048.

(16) Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

The following table presents the quarterly results of consolidated operations for 2011 and 2010 (dollars in thousands except per share amounts):

2011	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Total revenues	$ 73,788	$ 68,192	$ 68,053	$ 68,506
Earnings (loss) before taxes	8,362	3,533	6,897	(8,062)
Net earnings (loss)	8,394	4,082	5,728	(4,080)
Comprehensive income (loss)	(4,668)	10,495	15,489	(4,186)
Net earnings (loss) per share:				
Basic	$ 0.76	$ 0.39	$ 0.56	$ (0.67)
Diluted	$ 0.73	$ 0.38	$ 0.54	$ (0.67)
Common stock price ranges:				
High	$ 21.95	$ 21.52	$ 20.10	$ 22.00
Low	$ 18.82	$ 17.28	$ 16.97	$ 17.38

2010	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Total revenues	$ 52,997	$ 56,843	$ 63,259	$ 66,211
Earnings before taxes	6,465	7,312	7,941	6,151
Net earnings	6,564	6,362	7,306	9,719
Comprehensive income	9,669	20,249	17,094	(3,801)
Net earnings per share:				
Basic	$ 0.63	$ 0.60	$ 0.70	$ 1.03
Diluted	$ 0.61	$ 0.58	$ 0.68	$ 0.99
Common stock price ranges:				
High	$ 16.81	$ 16.90	$ 16.65	$ 22.40
Low	$ 13.26	$ 14.50	$ 15.11	$ 16.20

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II – CONDENSED BALANCE SHEETS
(dollars in thousands)

	December 31,	
	2011	2010
Assets		
Investment in subsidiaries	$ 323,463	$ 304,552
Other investments:		
Fixed maturity securities		
available-for-sale at fair value	6,946	5,843
Short term investments	80	1,668
Secured note receivable from affiliate	3,013	3,515
Total other investments	10,039	11,026
Cash and cash equivalents	550	306
Accrued investment income	57	80
Total assets	$ 334,109	$ 315,964
Liability and Shareholders' Equity		
Accounts payable and accrued expenses	$ 5,921	$ 536
Total liabilities	5,921	536
Preferred stock	100	100
Common stock	102	104
Additional paid in capital	98,394	102,768
Accumulated other comprehensive earnings, net	44,416	38,128
Retained earnings	185,176	174,328
Total shareholders' equity	328,088	315,328
Total liabilities and shareholders' equity	$ 334,109	$ 315,964

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II – CONDENSED STATEMENTS OF OPERATIONS
(dollars in thousands)

	Years Ended December 31,		
	2011	2010	2009
Revenues:			
Investment income	$ 126	$ 221	$ 343
Realized (losses) gains on sales of investments	(16)	-	(1,135)
Total Revenues	110	221	(792)
Expenses:			
Operating expenses	2,258	2,594	2,728
Total Expenses	2,258	2,594	2,728
Net loss before equity in net earnings of subsidiaries	(2,148)	(2,373)	(3,520)
Equity in net earnings of subsidiaries	12,990	32,881	27,845
Net earnings	$10,842	$30,508	$24,325

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)

SCHEDULE II – STATEMENTS OF CASH FLOW

(dollars in thousands)

	Years Ended December 31,		
	2011	**2010**	**2009**
Cash flow from operating activities:			
Net loss before equity in earnings of subsidiary	$ (2,148)	$ (2,373)	$ (3,520)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Change in operating assets and liabilities:			
Accrued investment income	23	3	42
Due from/to affiliate		535	(6,374)
Accounts payable and accrued expenses	5,385	269	(7,282)
Other, net	-	(70)	(1)
Net cash provided by (used in) operating activities	3,260	(1,636)	(17,135)
Cash flow from investing activities:			
Decrease (increase) in investments	(1,103)	(642)	6,630
Investment in subsidiary	873	3,705	5,752
Decrease (increase) in short term investments	1,588	(1,532)	2,998
Net cash provided by investing activities	1,358	1,531	15,380
Cash flow from financing activities:			
Proceeds from exercised stock options	2,932	3,030	1,844
Stock repurchase payments	(7,306)	(2,735)	-
Net cash (used in) provided by financing activities	(4,374)	295	1,844
Net increase in cash	244	190	89
Cash and cash equivalents, beginning of year	306	116	27
Cash and cash equivalents, end of year	$ 550	$ 306	$ 116

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II – CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Years ended December 31,		
	2011	2010	2009
Net earnings	$ 14,124	$ 29,951	$ 24,702
Other comprehensive income before income taxes:			
Unrealized gains on securities available-for-sale	21,517	17,850	31,394
Amortization of gain and unrealized losses on hedging transactions	(78)	(739)	2,736
Reclassification adjustment for realized gains included in net earnings	(10,966)	(2,251)	(163)
Total other comprehensive income before income taxes	10,473	14,860	33,967
Income tax expense related to items of other comprehensive income	4,081	2,069	5,133
Other comprehensive income net of income taxes	6,392	12,791	28,834
Comprehensive income	$ 20,516	$ 42,742	$ 53,536
Less: Comprehensive income (loss) attributable to the non-controlling interest	3,386	(469)	577
Comprehensive income attributable to American Safety Insurance Holdings, Ltd.	$ 17,130	$ 43,211	$ 52,959

See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
SCHEDULE III – SUPPLEMENTAL INFORMATION CONCERNING PROPERTY-CASUALTY INSURANCE OPERATIONS
(dollars in thousands)

	Column B	Column C	Column D	Column E	Column F	Column G		Column H	Column I	Column J
	Deferred Policy Acquisition Costs	Net Reserves for Unpaid Claims and Claim Adjustment Expenses	Net Unearned Premium	Net Earned Premium	Net Investment Income	Claims and Claim Adjustment Expenses Incurred Related to:		Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses[(1)]	Net Premiums Written
						Current Year	Prior Year			
2011										
E&S	$12,830	$301,779	$ 62,536	$119,225	$18,572	$ 70,741	$(10,209)	$25,857	$ -	$125,107
ART	6,664	92,683	25,747	60,667	5,681	45,010	12,120	17,761	-	57,329
Assumed Re	4,927	102,887	24,066	52,988	6,358	40,268	9,437	8,888	-	58,183
Runoff	-	9,585	-	(1)	727	(21)	2,021	-	-	(1)
Total	$24,421	$506,934	$112,349	$232,879	$31,338	$155,998	$ 13,369	$52,506	$45,936	$240,618
2010										
E&S	$11,807	$300,908	$ 56,230	$102,907	$21,331	$ 60,516	$ (2,397)	$22,166	$ -	$114,223
ART	7,163	69,884	29,248	53,752	4,891	31,997	2,666	13,809	-	62,366
Assumed Re	3,172	72,506	19,123	44,081	5,231	27,432	1,448	7,510	-	46,658
Runoff	-	9,753	-	(7)	685	(6)	(1,361)	-	-	(7)
Total	$22,142	$453,051	$104,601	$200,733	$32,138	$119,939	$ 356	$43,485	$47,661	$223,240
2009										
E&S	$9,928	$291,741	$ 46,217	$ 91,970	$21,255	$ 56,858	$(12,610)	$20,739	$ -	$ 89,517
ART	3,795	63,175	21,076	40,612	4,563	22,939	1,554	8,332	-	39,036
Assumed Re	2,505	53,183	15,113	36,026	3,840	22,604	5,679	8,132	-	36,247
Runoff	-	12,265	167	(91)	896	(238)	860	-	-	(91)
Total	$16,228	$420,364	$ 82,573	$168,517	$30,554	$102,163	$ (4,517)	$37,203	$41,266	$164,709

(1) The Company does not allocate other operating expenses to the various business segments. See accompanying independent auditors' report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

SCHEDULE IV – REINSURANCE

Years Ended December 31,

(dollars in thousands)

Property-Liability Insurance Earned Premiums	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
United States					
December 31, 2011	$241,428	$ 59,596	$ -	$ 181,832	-
December 31, 2010	$231,419	$ 71,558	$ -	$ 159,861	-
December 31, 2009	$214,784	$ 82,293	$ -	$ 132,491	-
Bermuda					
December 31, 2011	$ -	$ -	$ 51,047	$ 51,047	100.0%
December 31, 2010	$ -	$ -	$ 40,872	$ 40,872	100.0%
December 31, 2009	$ 1,927	$ 1,023	$ 35,122	$ 36,026	103.0%
Combined Total					
December 31, 2011	$ 241,428	$ 59,596	$ 51,047	$ 232,879	21.9%
December 31, 2010	$ 231,419	$ 71,558	$ 40,872	$ 200,733	20.4%
December 31, 2009	$ 216,711	$ 83,316	$ 35,122	$ 168,517	20.8%

See accompanying independent auditors' report.

EXHIBIT 11

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

COMPUTATION OF EARNINGS PER SHARE

(dollars in thousands except per share data)

	For the Years Ended December 31,		
	2011	2010	2009
Basic:			
Earnings available to common Shareholders	$10,842	$30,508	$24,325
Weighted average common shares outstanding	10,393,766	10,302,525	10,307,592
Basic earnings per common share	$ 1.04	$ 2.96	$ 2.36
Diluted:			
Earnings available to common Shareholders	$10,842	$30,508	$24,325
Weighted average common shares outstanding	10,393,766	10,302,525	10,307,592
Weighted average common shares attributable to stock options and restricted stock	345,408	343,579	250,159
Total weighted average common shares	10,739,174	10,646,104	10,557,751
Diluted earnings per common share	$ 1.01	$ 2.87	$ 2.30

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2011	2010	2009
Earnings			
Pre-tax earnings	$ 7,448	$ 28,426	$ 24,866
Plus: Interest expense recognized	1,980	3,154	3,614
Total earnings	$ 9,428	$ 31,580	$ 28,480
Fixed charges			
Interest expenses for the period	$ 1,980	$ 3,154	$ 3,614
Total fixed charges	$ 1,980	$ 3,154	$ 3,614
Coverage Ratio	$ 4.76	$ 10.01	$ 7.88

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
CODE OF BUSINESS CONDUCT AND ETHICS

(as adopted and amended as of May, 2010)

I. Purpose

The Board of Directors (the "Board") of American Safety Insurance Holdings, Ltd. together with its subsidiaries ("collectively, American Safety" or the "Company") has adopted this Code of Business Conduct and Ethics (the "Code"), in connection with Rule 303A of the New York Stock Exchange (the "NYSE Listing Standards") and Section 406 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder. The provisions of this Code apply to all employees, officers, and directors of the Company, including the Company's principal executive officers, principal financial officer, principal and senior accounting officers or controller, or persons performing similar functions (collectively, "Employees").

The Code is designed to deter wrongdoing and to promote, honest and ethical conduct, avoidance of conflicts of interests, full, fair, accurate, timely and understandable disclosure in Securities and Exchange Commission public filings, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations of the Code and accountability for adherence to the Code.

II. Ethical Behavior

Each Employee is expected to adhere to a high standard of ethical conduct and to conduct his or her duties on behalf of the Company with uncompromising honesty and integrity. Each Employee of the Company is expected to be honest and ethical in dealing with all Company employees, customers, vendors and third parties.

III. Conflicts of Interest

Each Employee is expected to avoid engaging in activities that conflict with, or are reasonably likely to conflict with, the best interests of the Company and its shareholders. An Employee must never use or attempt to use his or her position with the Company to obtain any improper benefit for himself or herself, for his or her family members, or for any other person. In addition, Employees should not have any position with or substantial interest in, any business enterprise for profit, the existence of which would be expected to conflict with the proper performance of his or her respective Company duties or responsibilities.

This provision applies not only to each Employee but also to immediate family members of each Employee, any trust in which an Employee (or a member of the Employee's immediate family) has a beneficial interest (and over which it can exercise or influence decision making), and any person with whom the Employee (or a member of the Employee's immediate family) has a substantial business relationship. An "immediate family member" includes parent, child, spouse, domestic partner, brother, sister, parent-in-law, grandparent, and grandchild.

If an Employee believes a conflict of interest exists or may arise, he or she should immediately disclose the nature and extent of the conflict, or potential conflict, to his or her supervisor, who, along with appropriate members of senior management of the Company, will evaluate the conflict and take the appropriate action, if any, to ensure that the Company's interests are protected. For the avoidance of doubt, any transaction between the Company and another party on terms that are reasonably believed to be at least as favorable as the terms that the Company otherwise could have obtained from an unrelated third party shall not create a conflict of interest or cause a violation of this Code, provided that (i) with respect to the Board and any member of senior management, the Audit Committee of the Board was given prior notice of such transaction and (ii) with respect to all other Employees not included in the immediately preceding clause, the Company's General Counsel was given prior notice of such transaction.

IV. Related Party Transactions

All "related party transactions" involving the Company shall be approved in advance by (a) a majority of the independent members of the Board, or (b) a majority of the members of a committee of the Board consisting solely of independent directors, such as the Audit Committee or the Nominating and Corporate Governance Committee. In deciding whether to approve a related party transaction, the board shall consider whether the transaction is on terms and conditions that are reasonable under the circumstances and in the best interests of the Company's shareholders.

For purposes of this Code of Business Conduct and Ethics a "related party transaction" is one in which the company is a participant and that, individually or taken together with related transactions, exceeds or is reasonably likely to exceed, $120,000 in amount in any year and which any of the following individuals (a "covered person") has a direct or indirect material interest:

1. an director or executive officer:
2. any nominee for election as a director;
3. any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the Company's voting securities; or
4. any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-, father- son- ,daughter-, brother-, or sister-in-law; and any person (other than a tenant or employee) sharing the same household.

For purposes of this policy, a material interest in a transaction shall not be deemed to exist when a covered person's interest in the transaction results from (a) the covered person's (together with his or her immediate family's) direct or indirect ownership of less than a 10% economic interest in the other party to the transaction, and/or the covered person's service as a director of the other party to the transaction, or (b) the covered person's pro rata participation in a benefit received by him or her solely as a security holder.

A transaction shall be deemed to involve the Company if it involves a vendor or partner of the Company or any of its subsidiaries and related to the business relationship between the Company or any of its subsidiaries and that vendor or partner.

The Board intends that approval shall be required for any transaction that could require disclosure pursuant to Regulation S-K, Item 404(a) and this section shall be interpreted consistent with that Item.

V. Corporate Opportunities

All Employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board. No Employee may use corporate property, information, or position for improper personal gain, and no Employee may compete with the Company directly or indirectly. All Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

VI. Competition and Fair Dealing

The Company seeks to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Employee should endeavor to respect the rights of and deal fairly with the Company's suppliers, customers, competitors and employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any employee of the Company, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

VII. Integrity of Records and Financial Reporting

The Company applies the highest ethical standards in its financial and non-financial public reporting and follows all applicable Securities and Exchange Commission, NYSE Listing Standards, and other standards and rules regarding reporting. Employees are responsible for full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company. As such each Employee has the responsibility to be truthful and accurate in his or her accounting and reporting practices and to immediately report to appropriate Company personnel any information that he or she becomes aware of that affects disclosures made by the Company. This includes any violations of law or this Code that may warrant disclosure to appropriate government authorities. If an Employee discovers an error in any information previously disclosed to the public, such discovery should immediately be brought to the attention of members of senior management and the Audit Committee of the Board and, if applicable, the Company's independent auditors or outside legal advisors.

VIII. Compliance With Laws, Rules And Regulations

It is the Company's policy to comply with all applicable federal or state laws, rules, and regulations, the laws of any other jurisdictions in which we conduct business and the rules and regulations of self-regulatory organizations of which the Company is a member. Obeying the law, both in letter and spirit, is the foundation on which this Company's ethical standards are built. It is the responsibility of each Employee to respect and adhere to such applicable laws, rules, and regulations. When an Employee is uncertain regarding the interpretation and/or application of any law or regulation, he or she should consult with a supervisor, a member of senior management, or the Company's General Counsel.

IX. Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the Company's General Counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. The obligation to preserve confidential information continues even after employment ends.

X. Protection and Proper Use of Company Assets

All Employees should endeavor to protect the Company's assets and ensure their efficient use. Any suspected incident of fraud or theft should be immediately reported for investigation. The Company's assets to which this obligation of protection extends include its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate the policies of the Company. It could also be illegal and result in civil or even criminal penalties.

XI. Waivers and Amendments

This Code may be amended or modified by the Board or by senior management of the Company. Waivers of this Code may only be granted by the Board or a committee of the Board with specific delegated authority. Waivers of and amendments to this Code will be disclosed to the public as required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of the NYSE Listing Standards.

XII. Reporting any Illegal or Unethical Behavior or Accounting or Auditing Concerns

Compliance with this Code is important to the Company and depends on each Employee. If you observe or become aware of illegal or unethical behavior, violations of the Code or accounting or auditing concerns, you should promptly report the behavior following the procedures set forth in the Company's Employee Whistleblower Complaint Policy. As stated in that policy, it is the policy of the Company not to retaliate against any person for the act of reporting, in good faith, a suspected ethical or legal violation or accounting or auditing concerns. Any attempt to take such adverse action is a violation of this Code and will result in significant discipline, including possible termination.

XIII. Enforcement

The Company's Audit Committee, in coordination with senior management, the Company's General Counsel and, where appropriate, the Board, is responsible for overseeing the fair, prompt and consistent enforcement of this Code, including the investigation of possible violations and the undertaking of remedial actions.

XIV. Sanctions

The Company has a long-standing commitment to conduct all business activities with the highest ethical standards. Accordingly, this Code is important to the Company and must be taken seriously. Violations of this Code will not be tolerated and will result in disciplinary action. Depending on the nature of the violation involved, violation of this Code may result in civil or criminal legal enforcement actions.

______________________________ ______________________________

Employee Signature **Date**

____

Employee Name (Print)

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

SUBSIDIARIES OF THE COMPANY

American Safety Insurance Holdings, Ltd. – Bermuda

American Safety Assurance, Ltd. – Bermuda

American Safety Reinsurance Ltd. – Bermuda

American Safety Holdings Corp. – Georgia

American Safety UK Limited – UK

American Safety Casualty Insurance Company – Oklahoma

American Safety Indemnity Company – Oklahoma

Harbour Consulting, Ltd. - Bermuda

American Safety Insurance Services, Inc. – Georgia

American Safety Claims Services, Inc. – Georgia

American Safety Administrative Services, Inc. – Georgia

Sureco Bond Services, Inc. – Georgia

American Safety Financial Corp. – Georgia

American Safety Purchasing Group, Inc. – Georgia

LTC Risk Management, LLC – Ohio

American Safety Capital Trust - Georgia

American Safety Capital Trust II - Georgia

American Safety Capital Trust III - Georgia

American Safety Risk Retention Group, Inc. (non-subsidiary risk retention group affiliate) – Vermont

American Safety Assurance (VT), Inc. – Vermont

Agency Bonding Company - Oklahoma

EXHIBIT 23.1

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Safety Insurance Holdings, Ltd.
Hamilton, Bermuda

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-171494) and Form S-8 (Nos. 333-145541 and 333-153628) of American Safety Insurance Holdings, Ltd., of our reports dated March 15, 2012, relating to the consolidated financial statements and financial statement schedules, and the effectiveness of American Safety Insurance Holdings, Ltd.'s internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/ BDO USA, LLP

Atlanta, Georgia
March 15, 2012

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
Certification Pursuant to § 302 of the Sarbanes-Oxley Act of 2002

I, Stephen R. Crim, certify that:

1) I have reviewed this report on Form 10-K of American Safety Insurance Holdings, Ltd.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s), and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2012

/s/ Stephen R. Crim
Stephen R. Crim
Chief Executive Officer and President

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
Certification Pursuant to § 302 of the Sarbanes-Oxley Act of 2002

I, Mark W. Haushill, certify that:

1) I have reviewed this report on Form 10-K of American Safety Insurance Holdings, Ltd.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s), and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2012

/s/ Mark W. Haushill
Mark W. Haushill
Chief Financial Officer

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
Certification Pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

The undersigned, as the chief executive and chief financial officers of American Safety Insurance Holdings, Ltd., respectively, certify that to the best of our knowledge, the Annual Report on Form 10-K for the period ended December 31, 2011, which accompanies this certification, fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934 and the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of American Safety Insurance Holdings, Ltd., at the dates and for the periods indicated. The foregoing certification is made pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350) and shall not be relied upon for any other purpose.

Dated this 15th day of March, 2012.

/s/ Stephen R. Crim
Stephen R. Crim
Chief Executive Officer and President

/s/ Mark W. Haushill
Mark W. Haushill
Chief Financial Officer

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

The Boyle Building | 31 Queen Street | Hamilton, Bermuda HM 11
PH 441-296-8560 | FX 441-296-8561 | WEB www.asih.bm

SHAPING THE FUTURE


ASI
AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
2011 ANNUAL REPORT

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. | 2011 ANNUAL REPORT

American Safety Insurance Holdings, Ltd. is the parent company of a group of specialty insurance and reinsurance companies that provide customized insurance products and solutions for small-to-medium sized businesses and industries underserved by the standard insurance market.

25 SPECIALTY SOLUTIONS YEARS


ASI
DANGER
ASBESTOS
Cancer and Lung Disease Hazard
Authorized Personnel Only
Respirators And Protective Clothing
Are Required In This Area
DANGER
ASBESTOS

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31, *In thousands except for share data, combined ratio and return on equity.*	2007	2008	2009	2010	2011
Statement of operations data:					
Gross premiums written	$218,370	$260,384	$253,519	$277,561	$298,545
Net premiums written	150,001	179,865	164,709	223,240	240,618
Net premiums earned	148,793	174,471	168,517	200,733	232,879
Total revenue	180,961	192,322	204,733	239,310	278,539
Net earnings [1]	28,192	310	24,325	30,508	10,842
Net earnings per share: (diluted)	$2.56	$0.03	$2.30	$2.87	$1.01
Balance sheet data (at end of period):					
Total investments, excluding real estate	$617,211	$673,739	$750,425	$818,450	$883,099
Total assets	934,009	1,026,364	1,147,660	1,221,253	1,286,532
Unpaid losses and loss adjustment expenses	504,779	586,647	616,444	649,641	680,201
Total liabilities	701,622	806,236	872,148	902,719	951,852
Total shareholders' equity	232,387	220,128	275,512	318,534	334,680
Book value/share (diluted)	20.81	20.55	25.47	29.00	30.80
Return on equity [2]	13.5%	6.6%	10.8%	10.9%	0.0%
GAAP ratio:					
Combined ratio	97.4%	106.0%	99.4%	100.3%	112.0%

[1] *Net earnings attributable to American Safety Insurance Holdings, Ltd.*

[2] *Return on equity is adjusted for realized and unrealized gains and losses from investments.*



180.9
192.3
204.7
239.3
278.5
2007
2008
2009
2010
2011
20.81
20.55
25.47
29.00
30.80
2007
2008
2009
2010
2011
218.4
260.4
253.5
277.6
298.5
2007
2008
2009
2010
2011

TOTAL REVENUE *(in millions)* BOOK VALUE PER SHARE *(in dollars, diluted)* GROSS PREMIUMS WRITTEN *(in millions)*

The successful execution of our strategy continues in three areas of focus: *Risk Management, Operations* and *Employees.* We made solid progress in each area in 2011.



PRESIDENT'S MESSAGE

The property and casualty insurance industry experienced a very challenging year in 2011. Property claims from global catastrophes such as flooding in Australia and Thailand, earthquakes in New Zealand and Japan and tornadoes in the United States are expected to reach $110 billion, resulting in the second costliest year for catastrophes on record. The current pricing environment, economic conditions and excess capital added to the challenges facing the industry.

We at American Safety Insurance (ASI) were impacted by these events, experiencing property losses and casualty losses that exceeded our expectations in our Assumed Reinsurance and Alternative Risk Transfer (ART) divisions. The combination of these resulted in disappointing underwriting results for the year.

Despite these events, we continued to make major strides in our product diversification strategy initiated in 2006. The fundamentals of our business remain sound and I am confident in the strength of our balance sheet. A.M. Best concurred, having reaffirmed our "A" (Excellent) FSC of Class IX financial strength rating for the seventeenth year in a row.

As we move into 2012, the successful execution of our strategy will continue in three areas of focus: Risk Management, Operations and Employees. We made solid progress in each of these areas in 2011.

Risk Management

The core of our risk management strategy is our longstanding tradition of underwriting discipline and our ability to take corrective actions when needed. Our underwriters are specialists in the industries we serve and have authority to make tough and creative decisions in providing solutions to the marketplace.

In addition to our underwriting focus, we made decisions regarding parts of our business in each of our Excess & Surplus Lines (E&S), Alternative Risk Transfer and Assumed Reinsurance operating divisions that we expect to favorably impact our underwriting results going forward.

Since 2006, we have shifted away from long-tail business and allocated capital to write more short and medium-tail business to improve profitability. For example, we recognized rates were not at levels where we could meet profitability targets in the construction product line and methodically reduced our exposure to this particular class of business. As a result of this shift in focus, we have reduced long-tail business writings from 50% of our premium in 2005 to 7% in 2011. This dramatic swing, when combined with our other new shorter-tail product offerings, has provided us with a more balanced E&S portfolio.

In ART, our fifteen-year philosophy for specialty program business requires program managers to participate in the underwriting risk. We believe this properly aligns the program manager's interests with that of ASI and our reinsurers. Given increasing competition for program business and our requirements of program managers, it has proven difficult for us to write new and retain renewal programs. As a result, we have made the strategic decision to reduce our underwriting appetite in program business. While we will continue to support existing programs that meet our profitability objectives, we expect this will result in an approximate 30% decline in ART business in 2012.

Our Assumed Reinsurance business has continued shifting focus from quota share treaties in favor of smaller participations in excess of loss treaties that we began in 2009. We believe these actions will result in a portfolio with less inherent volatility and increase the likelihood of more consistent underwriting results.

Operations

Since 2006, we have worked diligently to execute our product diversification strategy. I am pleased to report that it is now substantially complete. During 2011, we achieved 19% premium growth in our newer products. Going forward we intend to concentrate on building scale to leverage our current diversified product platform.

We also made great strides in the build-out of our Information Technology platform. We have converted nearly one-fourth of gross written premiums to our new underwriting system. These IT investments will pressure our expense ratio over the short term, but once fully implemented, we are confident these investments will allow us to grow more efficiently. Also, this will ultimately improve our expense ratio and provide improved analytics when evaluating risk.


97.4
106.0
99.4
100.3
112.0
2007
2008
2009
2010
2011

COMBINED RATIO
(percentage)


68
61
77
63
73
58
73
60
79
73
2007
2008
2009
2010
2011

CALENDAR YEAR LOSS RATIO
SOURCE: A.M. Best's Aggregates and Averages

■ P&C Industry ■ ASI

Employees

Our employees are at the heart of all we do at ASI. During 2011, we made it a priority to continue the work of building a high performance culture that had us recognized as one of *Business Insurance*'s Best Places to Work. We also continue to improve our bench strength with internal promotions and key line and staff hires. It is critical for ASI to capitalize on the resources and talents of our people as we strive to improve shareholder value.

Financial Highlights

Gross written premiums increased 7.6% to $298.5 million due to our product diversification efforts. Total revenue increased to $278.5 million in 2011 from $239.3 million in 2010 due to increases in net earned premium. Net earned premium grew 16.0% to $232.9 million in 2011, and net realized gains on sales of investments increased to $11.0 million from $2.3 million.

Net earnings were $10.8 million, or $1.01 per diluted share, compared to $30.5 million, or $2.87 per diluted share in 2010. As discussed earlier, earnings were lower than expected due to higher than expected losses on property and certain casualty related programs and reinsurance treaties. Despite lower than expected underwriting results, cash flow was positive and our investment portfolio increased 8% to $883.1 million from $818.5 million.

The book value per diluted share increased 6.2% to $30.80 from $29.00 due to a combination of our stock repurchases and improvements in the valuation of our investment portfolio.

The combined ratio ended 2011 at 112.0% up from 100.3% in 2010. The loss ratio rose to 72.7% compared to 2010's 59.9%. Property losses during the year of $13.5 million added 5.8 points to the loss ratio. These were attributable to catastrophes in New Zealand, Japan, Thailand, and to severe weather in the United States. On the casualty side, we strengthened loss reserves by $20.1 million, or 8.6 points, with unfavorable development in Alternative Risk Transfer and Assumed Reinsurance. Excess & Surplus, particularl environmental, surety, and primary casualty, continued to perform well.

The expense ratio in 2011 declined slightly to 39.3% fror 40.4% in 2010. In 2012, we expect the expense ratio to increase 1-2 points due to investments in technology, slightly higher acquisition costs and lower gross written premiums in specialty programs within the Alternative Risk Transfer division.

Shaping the Future

During 2012, we will continue to emphasize our three tenants of success: Risk Management, Operations and Employees. Each has positioned us well for the future an together are the roadmap of our diversified specialty insurance company strategy.

Four drivers of growth in our operations have been identi Improving Rate Environment, Geographic Diversification, Economic Growth and Acquisitions.

Improving Rate Environment

While this is certainly not a robust pricing environment, there are signs of rate strengthening and tightening of coverage terms in some markets. For instance, we are seeing modest rate increases in certain E&S lines and Assumed Reinsurance lines of business. We are increasi optimistic that this trend will continue in 2012.

Geographic Diversification

Throughout our history, our business has been concentra in the Northeast and West Coast. In recent years, we hav expanded our footprint in the Southeast. As marketplace conditions improve, we will seek opportunities to strengt our operations in the Midwest and Southwest, primarily by adding underwriting teams to leverage our strengths, enhance our broker relationships and increase scale. This also consistent with our strategic objective to leverage ou distribution network through increased corporate marketi initiatives that have resulted in greater penetration with o key producers.



Seated left to right: **Stephen R. Crim**, President & CEO and **Randolph L. Hutto**, General Counsel & Secretary; *Standing:* **Mark W. Haushill**, CFO & Treasurer and **Joseph D. Scollo, Jr.**, Executive Vice President & COO

In addition to our plans in the U.S., we formed American Safety UK, Ltd., a London-based company, in first quarter 2012. This new entity will market casualty treaty reinsurance for American Safety Reinsurance, Ltd., our reinsurance subsidiary based in Bermuda.

Economic Growth

We are seeing signs of economic growth in certain sectors of the marketplace and we are poised to take advantage of these opportunities. For instance, housing permits are increasing and rentals of apartments and condominiums remain strong, which should benefit our construction, surety and property businesses. With the aging of the American population, the demand for insurance products in the nursing home industry are expected to increase and that has potential growth and profitability opportunities for our healthcare product line. Additionally, as Gross Domestic Product grows so should our products liability writings.

Acquisitions

We will continue to look for acquisitions of underwriting teams, MGAs and small specialty insurance companies that will allow us to leverage and build more scale in our product platform. ASI has a solid record of accomplishment in this area, having acquired five underwriting teams and two insurance companies since 2005.

2012 Outlook

In summary, while I am disappointed in our underwriting results in 2011, I remain confident that the execution of our diversification strategy has positioned the company for growth and increased profitability as market conditions continue to improve.

We intend to allocate capital to our E&S and Assumed Reinsurance divisions where we believe the greatest opportunity for growth and profitability consistent with our underwriting talent exists. This will partially offset declining premiums in Alternative Risk Transfer. We expect an overall decline in premiums in the 5% range over 2011 and a combined ratio for the year in the 101% to 103% range.

During 2011, American Safety Insurance celebrated our 25th anniversary. We have come a long way from our founding as an insurance alternative for environmental remediation contractors. As we begin our second 25 years, we remain committed to providing the best in customized insurance solutions for our customers and producers, a challenging and rewarding workplace for our employees and superior value for our shareholders.

Sincerely,

Stephen R. Crim

Stephen R. Crim
President and Chief Executive Officer

INSURANCE OPERATIONS OVERVIEW

As we entered 2011, American Safety Insurance continued to focus on two overall operating goals to position us to take advantage of improved market conditions while maintaining our commitment to underwriting. These goals were to complete our product diversification strategy by concentrating on growth in our newer product lines (consisting of excess, products, assumed reinsurance, property, healthcare and professional liability) and to achieve a better balance of product duration emphasizing shorter-tail business. We continued to succeed in both areas. Following is a summary of the year by each operating unit.

Excess and Surplus Lines

ASI's Excess and Surplus Lines Division provides specialty coverage for hard-to-place risks and exposures where ASI performs the underwriting and assumes the risk. This division consists of eight lines: environmental, commercial property, surety, healthcare, casualty risk (construction, products liability and excess) and our newest line, professional liability (D&O/E&O).

Our E&S Division achieved growth in gross written premiums of 12.6% to $155.5 million in 2011. While all E&S lines experienced premium increases over 2010, this growth was primarily fueled by positive results in our environmental, surety, primary casualty and excess casualty lines of business.

Environmental, our largest E&S product line, grew 6.4% to $54.9 million. We were successful in achieving growth in more profitable segments such as environmental impairment liability, storage tank coverage and monoline comprehensive pollution liability while reducing exposures in less profitable markets such as larger accounts. Our producer management initiative continued to provide greater incentive for top performing producers and enabled us to refine our production efforts for brokers that meet both our premium and profitability objectives. This will continue to be an area of emphasis in 2012.

Despite increased competition, all five of our products within our surety unit completed 2011 ahead of their goals. The surety unit achieved 17.0% growth to $22.0 million and we have remained steadfast in our approach to underwriting. As our surety business has become larger and more complex, we recognized the need to strengthen our team and we added a new surety executive to lead the team in March 2012.

Primary casualty, both construction and non-construction, grew 12.1% to $30.0 million. This result was accomplished while testing and implementing this line of business on our new underwriting system. During the year, we saw a leveling of the revenue declines of our primary casualty insureds that has helped to stabilize premiums. Our focus in 2012 will be on the non-construction and non-West Coast segments of the market. However, we will stay active in West Coast construction as we feel this segment will be one of the first to harden.

Our excess casualty unit enjoyed a positive year with a 43.8% increase in premium to $9.0 million due to our focused marketing that resulted in substantially increased submission activity. We also non-renewed classes of business not meeting our profitability standards.

Alternative Risk Transfer

Our Alternative Risk Transfer Division includes the specialty programs segment and Alternative Risk Solutions (ARS), our fully-funded product line. The focus of these lines is on customers who require specialized terms and conditions based on the unique aspects of their class of business and allows customers and program managers to create individualized insurance programs to support their business needs.

Gross written premiums in the Alternative Risk Transfer Division declined 5.6% in 2011 to $83.8 million due to the non-renewal of five programs, four of which were cancelled by ASI.


CHANGE IN MIX OF BUSINESS
(percentage of total GWP)
Environmental
Construction
Excess
Products Liability
Property
Surety
Healthcare
Professional Liability
Specialty Programs
Alternative Risk Transfer
Specialty Reinsurance
2005
22%
36%
40%
1%
1%
2011
20%
18%
3%
7%
3%
3%
25%
6%
7%
2%
6%

Our specialty programs unit provides general, professional and excess liability and property coverage through program managers who have an established record of underwriting a specialty book of business and who are willing to participate in the underwriting risk. Given increased competition and competitors not requiring program managers to share in program risks, we made the strategic decision to de-emphasize this line of business. Our specialty program line gross written premiums declined in 2011 to $75.5 million from $79.0 million in 2010.

ARS is offered to risk retention groups, captives and small insurance companies who can benefit from access to ASI's A.M. Best "A" rated paper and who want more long-term control over insurance costs through self-insurance mechanisms. Fee income from fully-funded business increased to $3.0 million or 8.4%.

Assumed Reinsurance

ASI's Assumed Reinsurance Division consists of traditional reinsurance, primarily focused on casualty reinsurance for specialty insurance companies, including risk retention groups, captives and reciprocals. We offer assumed reinsurance through our Bermuda-based reinsurance subsidiary, American Safety Reinsurance, Ltd. The focus of the assumed reinsurance business is medical malpractice, general liability (primary and excess), professional liability, commercial automobile liability and one property catastrophe contract with a finite limit exposed to worldwide events.

The Assumed Reinsurance Division continued building a portfolio of core U.S. casualty clients in 2011 who are specialists in their respective market segments and with whom we can partner throughout the insurance cycle. This approach is complemented by diversifying our portfolio in non-correlated lines of business through partnerships with experienced underwriters through a broad network of brokers in the U.S., Bermuda and London.

After downsizing this division in 2009 to de-emphasize quota share reinsurance and shift more of the business to excess of loss reinsurance with small risk participation, gross written premiums in 2011 were $59.2 million, an increase of 16.9% from 2010.

The Assumed Reinsurance Division will continue with our strategy of underwriting a balanced and diversified portfolio of transactions, as we believe this to be the most effective way of navigating our way through this challenging and competitive market.

We have substantially completed our product diversification strategy. We will now concentrate on scale to leverage the offerings of our current product platform.



TOTAL RETURN PERFORMANCE



INDEX VALUE
140
120
100
80
60
American Safety Insurance Holdings, Ltd.
SNL Insurance $500M–$1B
Russell 2000
2006
2007
2008
2009
2010
2011

YEAR ENDED DECEMBER 31,

INDEX	2006	2007	2008	2009	2010	2011
American Safety Insurance Holdings, Ltd.	100.00	105.93	71.21	77.90	115.26	117.25
SNL Insurance $500M–$1B	100.00	95.68	74.84	79.65	88.30	77.17
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75

The performance graph above compares the total shareholder return on the Company's common shares with the Russell 2000 index and a peer group index of $500 million – $1 billion asset-sized insurance companies, assuming an investment of $100 on December 31, 2006. The comparison in the performance graph is based on historical data and is not intended to forecast the future performance of the Company's common shares.

COMPANY STRUCTURE

In the U.S. we insure and place risks through our insurance subsidiaries, American Safety Casualty Insurance Company and American Safety Indemnity Company; non-subsidiary affiliate, American Safety Risk Retention Group, Inc.; and our subsidiary, American Safety Assurance (Vermont), Inc., a Vermont-sponsored captive that serves as a risk bearing vehicle for program managers and insureds.

We assume third party premiums through our Bermuda reinsurance subsidiary, American Safety Reinsurance, Ltd. Our subsidiary, American Safety Assurance, Ltd., is our Bermuda segregated account captive that serves as a risk bearing vehicle for program managers and insureds.

Our subsidiaries, American Safety Insurance Services, Inc. and American Safety Claims Services, Inc., provide underwriting and policy issuance services and claims services, respectively, to our U.S. insurance operations. Our subsidiary, American Safety Administrative Services, provides finance, information technology, legal, human resources and marketing services for us and all of our U.S. and Bermuda subsidiaries and affiliates.

Board of Directors

David V. Brueggen (1), (2)	*Chairman*
Thomas W. Mueller (2), (4)	*Deputy Chairman*
Cody W. Birdwell (3), (4)	*Director*
Harris R. Chorney (1), (3)	*Director*
Stephen R. Crim	*Director*
Lawrence I. Geneen (2), (4)	*Director*
Steven L. Groot (1), (3)	*Director*

1-Audit Committee
2-Compensation Committee
3-Finance Committee
4-Nominating & Corporate Governance Committee

Officers

Stephen R. Crim	*President & CEO*
Joseph D. Scollo, Jr.	*Executive Vice President & COO*
Mark W. Haushill	*CFO & Treasurer*
Randolph L. Hutto	*General Counsel & Secretary*

Professional Advisors

Independent Auditors	*BDO USA, LLP*
Consulting Actuaries	*Milliman USA*
Legal Counsel	*Appleby*
Principal Representative	*Liam Moloney*
Administrative Services	*Appleby Corporate Services (Bermuda), Ltd.*

SHAREHOLDER INFORMATION

Bermuda Business Office
The Boyle Building
31 Queen Street
P.O. Box HM1283
Hamilton, Bermuda HM 11
441.296.8560
441.296.8561 Fax

U.S. Subsidiaries' Principal Office
100 Galleria Parkway
Suite 700
Atlanta, Georgia 30339
770.916.1908
770.916.0618 Fax

Stock Information
The common shares of American Safety Insurance Holdings, Ltd. are traded on the New York Stock Exchange (NYSE) under the symbol "ASI".

Registrar and Transfer Agent
Computershare Trust Company
250 Royall Street
Canton, MA 02021
800.568.3476

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Department at the address above.

Shareholder Information
For information concerning American Safety Insurance Holdings, Ltd. please write:

Stephen R. Crim
Chief Executive Officer
American Safety Insurance Holdings, Ltd.
The Boyle Building
31 Queen Street
P.O. Box HM1283
Hamilton, Bermuda HM 11

Annual Meeting of Shareholders
The 2012 Annual Meeting of Shareholders of American Safety Insurance Holdings, Ltd. will be held on July 23, 2012 in Montreal, Canada.

Forward-Looking Statements
The discussion under "2012 Outlook" and "Insurance Operations Overview" regarding our expectations for the market, premium growth, expenses, and the general growth of our business and products are forward-looking statements. Actual results may differ materially from those suggested by these forward-looking statements for a number of reasons including changes in the insurance market and the general economy, losses on the policies that we write or reinsure, the performance of our investments, and the other factors identified in Item 1A of our Form 10-K for the year ended December 31, 2011.

We have made great strides in the build-out of our Information Technology platform. This tool will enable us to operate more efficiently and make better decisions through improved analytics.



AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

The Boyle Building | 31 Queen Street | Hamilton, Bermuda HM 11
PH 441-296-8560 | FX 441-296-8561 | WEB www.asih.bm